July 19, 1999
                                                      Registration No. 333-76799

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                          PRE-EFFECTIVE AMENDMENT 1 TO
                                    FORM S-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                   -----------

                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
                              (Exact Name of Trust)

                          LINCOLN BENEFIT LIFE COMPANY
                               (Name of Depositor)
                              206 South 13th Street
                             Lincoln, Nebraska 68508
          (Complete Address of Depositor's Principal Executive Offices)

                                   JOHN MORRIS
                          LINCOLN BENEFIT LIFE COMPANY
                              206 South 13th Street
                             Lincoln, Nebraska 68508
                                 1-800-525-9287

                (Name and Complete Address of Agent for Service)
         Copy to:
         Richard T. Choi, Esquire
         Freedman, Levy, Kroll & Simonds
         1050 Connecticut Avenue, N.W.
         Washington, D.C.  20036

Title of securities being registered - interests under flexible premium variable universal life insurance policies.

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

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The registrant hereby amends this  registration  statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                        CROSS REFERENCE SHEET TO PROSPECTUS

Cross reference sheet pursuant to Rule 404(c) showing location in Prospectus of information required by Items of Form N-8B-2.

Item Number in Form N-8B-2                              Caption in Prospectus
--------------------------                              ---------------------

                      ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust . . . . . . . . . . . . . . .   Cover, Definitions

     (b)  Title of each class of securities issued  .   Cover, Purchase of Policy and Allocation of Premiums

2.   Name & address of each depositor . . . . . . . .   Cover, Lincoln Benefit Life Company

3.   Name & address of custodian  . . . . . . . . . .   Separate Account

4.   Name & address of principal underwriter  . . . .   Distribution of Policies

5.   State in which organized . . . . . . . . . . . .   Separate Account

6.   Date of organization . . . . . . . . . . . . . .   Separate Account

9.   Material litigation  . . . . . . . . . . . . . .   Legal Proceedings

         GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING SECURITIES AND RIGHTS OF HOLDERS

10.  (a), (b)Type of Securities . . . . . . . . . . .   Cover, Purchase of Policy and Allocation of Premiums

     (c)  Rights of securityholders . . . . . . . . .   Cover, Amount Payable
          re: withdrawal or redemption                  on Surrender of the Policy, Policy Loans, Cancellation and Exchange Rights

     (d)  Rights of securityholders . . . . . . . . .   Cover, Cancellation and Exchange Rights,
          re: conversion, transfer or partial           Amount Payable on Surrender of the Policy, Partial Withdrawals,
          withdrawal                                    Allocation Of Premiums, Transfer of Policy Value

     (e)  Rights of securityholders . . . . . . . . .   Lapse and
          re: lapses, default, & reinstatement          Reinstatement

     (f)  Provisions re: voting rights  . . . . . . .   Voting Rights

     (g)  Notice to securityholders . . . . . . . . .   Statements to Policy Owners

     (h)  Consent of Securityholders  . . . . . . . .   Additions, Deletions or Substitutions of Securities, Allocation of Premiums

     (i)  Other principal features  . . . . . . . . .   Deductions and Charges, Policy Benefits and Rights, Policy Value

INFORMATION CONCERNING SECURITIES UNDERLYING TRUST'S SECURITIES

11. Unit of specified securities in which security
     holders have an interest . . . . . . . . . . . .   Cover, Portfolios

12.  (a)-(d) Name of company, name & address of its
     custodian  . . . . . . . . . . . . . . . . . . .   Cover, Portfolios

INFORMATION CONCERNING LOADS, FEES, CHARGES & EXPENSES

13. (a) With respect to each load, fee, charge &
          expense . . . . . . . . . . . . . . . . . .   Deductions and Charges

     (b)  Deductions for sales charges  . . . . . . .   Premium Tax Charge and Premium Expense Charge, Surrender Charge

     (c)  Sales load as percentage
          of amount invested. . . . . . . . . . . . .   Premium Tax Charge and Premium Expense Charge, Surrender Charge

     (d)-(g) Other loads, fees & expenses . . . . . .   Monthly Deduction, Premium Tax Charge and Premium Expense Charge, Mortality
                                                        and Expense Risk Charge, Transfer Fee, Policy Fee, Portfolio Expenses

INFORMATION CONCERNING OPERATION OF TRUST

14.  Procedure for applications for & issuance of
     trust's securities . . . . . . . . . . . . . . .   Application for a Policy, Allocation of Premiums, Distribution of Policies

15. Procedure for receipt of payments from purchases
     of trust's securities  . . . . . . . . . . . . .   Application for a Policy, Allocation of Premiums, Premiums, Safety Net
                                                        Premium, Transfer of Policy Value

16.  Acquisition and disposition of underlying
     securities . . . . . . . . . . . . . . . . . . .   Cover, Portfolios


17.  (a)  Procedure for withdrawal  . . . . . . . . .   Cover, Amount Payable on Surrender of the Policy, Partial Withdrawals,
                                                        Cancellation and Exchange Rights

     (b)  Redemption or repurchase  . . . . . . . . .   Cover, Amount Payable on Surrender of the Policy, Partial Withdrawals,
                                                        Cancellation and Exchange Rights

     (c)  Cancellation or resale  . . . . . . . . . .   Not Applicable

18.  (a)  Income of the Trust . . . . . . . . . . . .   Portfolios, Allocation of Premiums

19. Procedure for keeping records & furnishing
     information to securityholders . . . . . . . . .   Portfolios, Statements to Policy Owners


21.  (a) & (b) Loans to securityholders . . . . . . .   Policy Loans

23.  Bonding arrangements for depositor . . . . . . .   Safekeeping of the Separate Account's Assets

24.  Other material provisions  . . . . . . . . . . .   General Policy Provisions

           ORGANIZATION, PERSONNEL & AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION & OPERATIONS OF DEPOSITOR

25. Form, state & date of organization
     of depositor . . . . . . . . . . . . . . . . . .   Lincoln Benefit Life Company

27.  General character of business of depositor . . .   Lincoln Benefit Life Company

28.  (a)  Officials and affiliates of the depositor .   Lincoln Benefit Life Company, Executive Officers and
                                                        Directors of Lincoln Benefit

     (b)  Business experience of officers and
          directors of the depositor  . . . . . . . .   Executive Officers and Directors of Lincoln Benefit

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Each company owning 5% of voting securities of
     depositor  . . . . . . . . . . . . . . . . . . .   Lincoln Benefit Life Company

CONTROLLING PERSONS

30.  Control of depositor . . . . . . . . . . . . . .   Lincoln Benefit Life Company

                  DISTRIBUTION & REDEMPTIONS OF SECURITIES

DISTRIBUTION OF SECURITIES

35.  Distribution . . . . . . . . . . . . . . . . . .   Lincoln Benefit Life Company, Distribution of Policies

38.  (a)  General description of method of
          distribution of securities  . . . . . . . .   Distribution of Policies

     (b)  Selling agreement between trust or depositor
          & underwriter . . . . . . . . . . . . . . .   Distribution of Policies

     (c)  Substance of current agreements . . . . . .   Distribution of Policies

PRINCIPAL UNDERWRITER

39.  (a) & (b) Principal Underwriter  . . . . . . . .   Distribution of Policies

41.  Character of Underwriter's business  . . . . . .   Distribution of Policies

OFFERING PRICE OR ACQUISITION VALUE OF SECURITIES OF TRUST

44.  Information concerning offering price or
     acquisition valuation of securities of trust.
     (All underlying securities are shares in
     registered investment companies.)  . . . . . . .   Portfolios, Policy Value, Accumulation Unit Value


REDEMPTION VALUATION OF SECURITIES OF TRUST

46.  Information   concerning   redemption   valuation  of  Portfolios,   Policy
     securities of trust.  (All underlying  securities  Value,  Accumulation are shares in a registered investment company Unit Value


PURCHASE & SALE OF INTERESTS IN UNDERLYING SECURITIES

47.  Maintenance of Position  . . . . . . . . . . . .   Cover, Separate Account, Portfolios, Allocation of Premiums

                  INFORMATION CONCERNING TRUSTEE OR CUSTODIAN

48.  Custodian of trust . . . . . . . . . . . . . . .   Separate Account

50.  Lien on trust assets . . . . . . . . . . . . . .   Separate Account

           INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51.  (a)  Name & address of insurer . . . . . . . . .   Cover, Lincoln Benefit Life Company

     (b)  Types of policies . . . . . . . . . . . . .   Cover, Purchase of Policy and Allocation of Premiums, Tax Matters

     (c)  Risks insured & excluded  . . . . . . . . .   Death Benefit, Other Insurance Benefits, Misstatements
                                                        as to Age and Sex, Suicide

     (d)  Coverage  . . . . . . . . . . . . . . . . .   Cover, Purchase of Policy and Allocation of Premiums

     (e)  Beneficiaries . . . . . . . . . . . . . . .   Death Benefit, Beneficiary

     (f)  Terms of cancellations & reinstatement  . .   Lapse and Reinstatement

     (g)  Method of determining amount of premium paid
          by holder . . . . . . . . . . . . . . . . .   Purchase of Policy and Allocation of Premiums

                             POLICY OF REGISTRANT

52.  (a) & (c) Selection of Portfolio securities  . .   Additions, Deletions, and Substitutions of Securities

REGULATED INVESTMENT COMPANY

53.  (a)  Taxable status of trust . . . . . . . . . .   Taxation of the Company and the Separate Account

                     FINANCIAL AND STATISTICAL INFORMATION

59.  Financial Statements . . . . . . . . . . . . . .   Financial Statements


*Items not listed are not applicable to this Registration Statement.

                                   PROSPECTUS
                        FLEXIBLE PREMIUM "LAST SURVIVOR"
                   VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                                    Issued By
                          Lincoln Benefit Life Company
                               In Connection With
                   Lincoln Benefit Life Variable Life Account
           STREET ADDRESS: 206 SOUTH 13TH ST., LINCOLN, NE 68508-1993
            MAILING ADDRESS: P. O. BOX 82532, LINCOLN, NE 68501-2532
                        TELEPHONE NUMBER: 1-800-525-9287

The Policy is designed to provide both life insurance protection and flexibility in connection with premium payments and death benefits. The Policy is designed for prospective Insured Persons age 30-85. Subject to certain restrictions, you may vary the frequency and amount of the premium payments and increase or decrease the level of life insurance benefits payable under the Policy.

When both Insured Persons have died, we will pay a Death Benefit to a Beneficiary specified by you. We will reduce the amount of the Death Benefit payment by any unpaid Policy loans and any unpaid Policy charges. You may choose one of two Death Benefit options: (1) a level amount, which generally equals the Face Amount of the Policy; or (2) a variable amount, which generally equals the Face Amount plus the Policy Value. While the Policy remains in force, the Death Benefit will not be less than the maximum of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage specified in the Policy. The minimum Face Amount of the Policy is $250,000.

We allocate your Premium to the investment options under the Policy and our Fixed Account in the proportions that you choose. The Policy currently offers thirty-seven investment options, each of which is a Subaccount of the Lincoln Benefit Life Variable Life Account (the "Separate Account"). Each Subaccount invests exclusively in shares of one of the following Portfolios:

Janus Aspen Series: Flexible Income Portfolio, Balanced Portfolio, Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio

Federated Insurance Management Series: Utility Fund II, Fund for U.S. Government Securities II, High Income Bond Fund II


Fidelity Variable Insurance Products Fund: Fidelity VIP Money Market Portfolio, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, Fidelity VIP Overseas Portfolio

Fidelity Variable Insurance Products Fund II: Fidelity VIP Asset Manager Portfolio, Fidelity VIP Contrafund Portfolio, Fidelity VIP Index 500 Portfolio


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Neither  the  Securities  and  Exchange  Commission  nor  any  State  Securities
Commission has Approved or Disapproved of these Securities or Passed upon the Accuracy or Adequacy of this Prospectus. Any Representation to the Contrary is a Criminal Offense.


                  The Date of this Prospectus is July 19, 1999.


The Alger American Fund: Income and Growth Portfolio, Small Capitalization Portfolio, Growth Portfolio, MidCap Growth Portfolio, Leveraged AllCap Portfolio

Scudder Variable Life Investment Fund: Bond Portfolio, Balanced Portfolio, Growth and Income Portfolio, Global Discovery Portfolio, International Portfolio


Strong Variable Insurance Funds, Inc.: Discovery Fund II, MidCap Growth Fund II


Strong Opportunity Fund II, Inc.: Opportunity Fund II

T. Rowe Price International Series, Inc.: T. Rowe Price International Stock Portfolio


T. Rowe Price Equity Series,  Inc.: T. Rowe Price New America Growth  Portfolio,
T. Rowe Price Mid-Cap Growth Portfolio, T. Rowe Price

Equity Income Portfolio

MFS Variable Insurance Trust: Growth with Income Series, Research Series, Emerging Growth Series, Total Return Series, New Discovery Series

All of the Portfolios described in this Prospectus may not be available in your Policy. We may make other investment options available in the future.

The Policy does not have a guaranteed minimum Policy Value. Your Policy Value will rise and fall, depending on the investment performance of the Portfolios underlying the Subaccounts to which you allocate your Premiums. You bear the entire investment risk on amounts allocated to the Subaccounts. The investment policies and risks of each Portfolio are described in the accompanying prospectus for the Portfolios. The Policy Value will also reflect Premiums, amounts withdrawn, and any insurance or other charges.

The Policy will remain in force as long as the Net Surrender Value is sufficient to pay the monthly charges under the Policy. In addition, during the first ten Policy Years, we guarantee that the Policy will remain in effect regardless of changes in the Policy Value, as long as your total Premiums (less partial withdrawals and Policy Debt) at least equal the applicable Safety Net Premiums, as described on page [ ]. By paying larger amounts of premiums (Age 100 No Lapse Premiums) you can extend this guarantee until the policy anniversary following the younger Insured Person's 100th birthday if you elect only Death Benefit Option 1.

We will not accept any Premium which would cause the Policy not to qualify as a life insurance contract under the Internal Revenue Code of 1986 (the "Tax Code").

You may cancel the Policy by returning it to us within 10 days after you receive it, or after whatever longer period may be permitted by state law. We will refund the Policy Value as of the date we receive your Policy, plus any charges previously deducted, unless your state requires a refund of Premium.

It may not be Advantageous for You to Replace Existing Insurance Coverage or Buy Additional Insurance if you Already Own a Variable Life Insurance Policy.

This Prospectus is Valid only if Accompanied by the Current Prospectuses for the Portfolio Listed Above. If any of the Prospectuses are Missing or Outdated, Please Contact Us and We Will Send You the Prospectus You Need.

Please Read This Prospectus Carefully and Retain It for Your Future Reference.

This Policy may not be available in all states.

                                TABLE OF CONTENTS

DEFINITIONS.................................................

QUESTIONS AND ANSWERS ABOUT YOUR POLICY.....................

PURCHASE OF POLICY AND ALLOCATION OF PREMIUMS...............
Application for a Policy....................................
Premiums....................................................
Premium Limits..............................................
Modified Endowment Contracts................................
Safety Net and No Lapse Premiums............................
Allocation of Premiums......................................
Policy Value................................................
Accumulation Unit Value.....................................
Transfer of Policy Value....................................
Transfers Authorized by Telephone...........................
Dollar Cost Averaging.......................................
Portfolio Rebalancing.......................................
Specialized Uses of the Policy..............................

THE INVESTMENT AND FIXED ACCOUNT OPTIONS....................
Separate Account Investments................................
Portfolios..................................................
Voting Rights...............................................
Additions, Deletions, and Substitutions of Securities.......
The Fixed Account...........................................

POLICY BENEFITS AND RIGHTS..................................
Death Benefit...............................................
Death Benefit Options.......................................
Change in Face Amount.......................................
Optional Insurance Benefits.................................
Policy Loans................................................
Amount Payable on Surrender of the Policy...................
Partial Withdrawals.........................................
Settlement Options..........................................
Maturity....................................................
Lapse and Reinstatement.....................................
Cancellation and Exchange Rights............................
Postponement of Payments....................................

DEDUCTIONS AND CHARGES......................................
Premium Tax Charge and Premium Expense Charge...............
Monthly Deduction...........................................
Policy Fee..................................................
Monthly Administrative Charge...............................
Mortality and Expense Risk Charge...........................
Cost of Insurance Charge....................................
Deduction for Separate Account Income Taxes.................
Portfolio Expenses..........................................
Surrender Charge............................................
Transfer Fee................................................

GENERAL POLICY PROVISIONS...................................
Statements to Policy Owners.................................
Limit on Right to Contest...................................
Suicide.....................................................
Misstatement as to Age and Sex..............................
Beneficiary.................................................
Assignment and Change of Ownership..........................
Dividends...................................................

TAX MATTERS.................................................
Taxation of the Company and the Variable Account............
Taxation of Contract Benefits...............................
Modified Endowment Contracts................................
Diversification Requirements................................
Ownership Treatment.........................................

DESCRIPTION OF LINCOLN BENEFIT LIFE COMPANY AND THE SEPARATE
ACCOUNT.....................................................
Lincoln Benefit Life Company................................
Executive Officers and Directors of Lincoln Benefit.........
Separate Account............................................
Safekeeping of the Separate Account's Assets................
State Regulation of Lincoln Benefit.........................
Year 2000...................................................

MARKET TIMING AND ASSET ALLOCATION SERVICES.................

DISTRIBUTION OF POLICIES....................................

LEGAL PROCEEDINGS...........................................

LEGAL MATTERS...............................................

REGISTRATION STATEMENT......................................

EXPERTS.....................................................

FINANCIAL STATEMENTS........................................

APPENDIX....................................................  A-1

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. LINCOLN BENEFIT DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS.

                                   DEFINITIONS

Please refer to this list for the meaning of the following terms:

ACCUMULATION UNIT - An accounting unit of measurement which we use to calculate the value of a Subaccount.

AGE - An Insured Person's age at his or her last birthday.

BENEFICIARY(IES) - The person(s) named by you to receive the Death Benefit under the Policy.

DEATH BENEFIT - The amount payable to the Beneficiary under the Policy upon the death of the Insured Person who dies last, before payment of any unpaid Policy Debt or Policy Charges.

FACE AMOUNT - The initial amount of insurance under your Policy, adjusted for any changes in accordance with the terms of your Policy.

FIXED ACCOUNT - The portion of the Policy Value allocated to our general account.

GRACE PERIOD - A 61-day period during which the Policy will remain in force so as to permit you to pay sufficient additional Premium to keep the Policy from lapsing.

INSURED PERSONS - The persons whose lives are insured under the Policy.

ISSUE DATE - The date on which the Policy is issued. It is used to determine Policy Anniversaries, Policy Years and Policy Months.

LOAN ACCOUNT - An account established for amounts transferred from the Subaccounts or the Fixed Account as security for outstanding Policy loans.

MONTHLY   AUTOMATIC   PAYMENT  -  A  method  of  paying  a  Premium  each  month automatically, for example by bank draft or salary deduction.

MONTHLY DEDUCTION - The amount deducted from Policy Value on each Monthly Deduction Day for the policy fee, mortality and expense risk charge, cost of insurance charge, and the cost of any benefit riders.

MONTHLY DEDUCTION DAY - The same day in each month as the Issue Date. The day of the month on which Monthly Deductions are taken from your Policy Value.

NET DEATH BENEFIT - The Death Benefit, less any Policy Debt.

NET INVESTMENT FACTOR - The factor we use to determine the change in value of an Accumulation Unit in any Valuation Period. We determine the Net Investment Factor separately for each Subaccount.

NET POLICY VALUE - The Policy Value, less any Policy Debt.

NET PREMIUM - The Premium less the premium tax and the premium expense charges.

NET SURRENDER VALUE - The Policy Value less any applicable surrender charges and less any unpaid Policy Debt. The Net Surrender Value must be positive for the Policy to remain in effect, unless the Safety Net Premium feature or the Age 100 No Lapse Premium feature is in effect.

POLICY ANNIVERSARY - The same day and month as the Issue Date for each subsequent year the Policy remains in force.

POLICY DEBT - The sum of all unpaid Policy loans and accrued loan interest.

POLICY OWNER ("YOU") - The person(s) named in the Policy application as having the privileges of ownership defined in the Policy. If the application does not provide otherwise, the younger Insured Person will be the Owner. If your Policy is issued pursuant to a retirement plan, your ownership privileges may be modified by the plan.

POLICY VALUE - The sum of the values of your interests in the Subaccounts of the Separate Account, the Fixed Account and the Loan Account. The amount from which the Monthly Deductions are made and the Death Benefit is determined.

POLICY YEAR - Each twelve-month period beginning on the Issue Date and each Policy Anniversary.

PORTFOLIO(S) - The underlying mutual funds in which the Subaccounts invest. Each Portfolio is an investment company registered with the SEC or a separate investment series of a registered investment company.

PREMIUM - Amounts paid to us as premium for the Policy by you or on your behalf.

QUALIFIED PLAN - A pension or profit-sharing plan established by a corporation, partnership, sole proprietor, or other eligible organization that is qualified for favorable tax treatment under Section 401(a) or 403(b) of the Tax Code.

SEPARATE ACCOUNT - The Lincoln Benefit Life Variable Life Account, which is a segregated investment account of Lincoln Benefit.

SUBACCOUNT - A subdivision of the Separate Account, which invests wholly in shares of one of the Portfolios.

SURRENDER VALUE - The Policy Value less any applicable surrender charges.

TAX CODE - The Internal Revenue Code of 1986, as amended.

VALUATION DATE - Each day the New York Stock Exchange is open for business.

VALUATION PERIOD - The period of time over which we determine the change in the value of the Subaccounts in order to price Accumulation Units. Each Valuation Period begins at the close of normal trading on the New York Stock Exchange ("NYSE"), currently 4:00 p.m. Eastern time, on each Valuation Date and ends at the close of the NYSE on the next Valuation Date.

                              QUESTIONS AND ANSWERS
                                ABOUT YOUR POLICY

These are answers to questions that you may have about some of the most important features of your Policy. The Policy is more fully described in the remainder of the Prospectus. Please read the Prospectus carefully.

1. WHAT IS A FLEXIBLE PREMIUM "LAST SURVIVOR" VARIABLE UNIVERSAL LIFE INSURANCE POLICY?

The Policy has a Death Benefit, Policy Value, and other features of life insurance providing fixed benefits. It is a "flexible premium" policy because you have a great amount of flexibility in determining when and how much premium you want to pay. It is a "last survivor" policy, because we pay the death benefit only upon the death of the last survivor of the Policy's two original Insured Persons. It is a "variable" policy because the Death Benefit and Policy Value vary according to the investment performance of the Portfolios to which you have allocated your Premiums. The Policy Value is not guaranteed. Payment of the Death Benefit may be guaranteed under the Safety Net Premium provision or the No Lapse Premium provision. This Policy provides you with the opportunity to take advantage of any increase in your Policy Value, but you also bear the risk of any decrease.


2. WHAT ARE THE CHARGES DEDUCTED FROM MY POLICY VALUE?

When we receive a Premium from you, we will deduct a premium tax charge and a premium expense charge, before we allocate your Net Premium to the Policy Value. The combined premium tax and premium expense charges will be 6% of your Premium for the first ten Policy Years and 4% of your Premium thereafter.

We also will take a Monthly Deduction from your Policy Value. The Monthly Deduction consists of the following charges:

(a)  A monthly policy fee of $7.50;

(b) A monthly administrative charge equal to $0.12 per $1,000 of face amount during each of the Policy's first 84 months;

(c)  A monthly mortality and expense risk charge;

(d)  A cost of insurance charge; and

(e)  The cost of any additional benefits provided to you by rider.

The mortality and expense risk charge for the first fourteen Policy Years will be 0.72% (on an annual basis) of the Policy Value allocated to the Subaccounts. Thereafter, we intend to charge an annual rate of 0.36%, and we guarantee that we never charge more than 0.48%.

The cost of insurance charge covers our anticipated mortality costs. We determine it separately for the initial Face Amount of your Policy and each subsequent increase in Face Amount.

If we ever charge you a cost of insurance rate during the first fourteen Policy Years which is greater than the rate provided by the rate scale in effect on the Issue Date, we will notify you. For 60 days after we mail that notice to you, you may surrender your Policy without paying any surrender charge.

The monthly mortality and expense risk charge is deducted pro rata from your interest in the Subaccounts. The other parts of the Monthly Deduction are deducted pro rata from your interest in the Subaccounts and the Fixed Account.

We impose a surrender charge to cover a portion of the sales expenses we incur in distributing the Policies. These expenses include agents' commissions, advertising, and the printing of Prospectuses. The surrender charge is described in the answer to Question 3 below and in "Surrender Charge", on page __.

The charges assessed under the Policy are described in more detail in "Deductions and Charges", beginning on page __.

In addition to our charges under the Policy, each Portfolio deducts amounts from its assets to pay its investment advisory fee and other expenses. The table below contains a summary of those charges and expenses for 1998. You should refer to the Prospectuses for the Portfolios for more information concerning their respective charges and expenses.




                        PORTFOLIO COMPANY ANNUAL EXPENSES
                (AS A PERCENTAGE OF PORTFOLIO AVERAGE NET ASSETS)


                                                           MANAGEMENT FEE     OTHER EXPENSES        TOTAL
JANUS ASPEN SERIES                                        ---------------      -------------      ---------
   Flexible Income                                              0.65%               0.08%           0.73%
   Balanced                                                     0.72%               0.02%           0.74%
   Growth (1) (after fee waivers or reductions)                 0.65%               0.03%           0.68%
   Aggressive Growth                                            0.72%               0.03%           0.75%
   Worldwide Growth (1) (after fee waivers or                   0.65%               0.07%           0.72%
        reductions)

FEDERATED INSURANCE MANAGEMENT SERIES
   Utility II (2) (after fee waiver or expense                  0.68%               0.25%           0.93%
        reimbursement
   U.S. Government Securities II (2) (after fee waiver          0.52%               0.33%           0.85%
        or expense reimbursement)
   High Income Bond II                                          0.60%               0.18%           0.78%

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
   Fidelity VIP Money Market                                    0.20%               0.10%           0.30%
   Fidelity VIP Equity-Income (3)                               0.49%               0.09%           0.58%
   Fidelity VIP Growth (3)                                      0.59%               0.09%           0.68%
   Fidelity VIP Overseas (3)                                    0.74%               0.17%           0.91%

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
   Fidelity VIP Asset Manager (3)                               0.54%               0.10%           0.64%
   Fidelity VIP Contrafund (3)                                  0.59%               0.11%           0.70%
   Fidelity VIP Index 500                                       0.24%               0.11%           0.35%

THE ALGER AMERICAN FUND
   Income and Growth                                           0.625%              0.075%           0.70%
   Small Capitalization                                         0.85%               0.04%           0.89%
   Growth                                                       0.75%               0.04%           0.79%
   Midcap Growth                                                0.80%               0.04%           0.84%
   Leveraged Allcap (4)                                         0.85%               0.11%           0.96%

SCUDDER VARIABLE LIFE INVESTMENT FUND
   Bond                                                         0.47%               0.09%           0.56%
   Balanced                                                     0.47%               0.08%           0.55%
   Growth and Income                                            0.47%               0.09%           0.56%
   Global Discovery                                             0.97%               0.81%           1.78%
   International                                                0.87%               0.18%           1.05%

STRONG VARIABLE INSURANCE FUNDS, INC.
   Discovery II                                                 1.00%               0.18%           1.18%
   MidCap Growth II                                             1.00%               0.20%           1.20%

STRONG OPPORTUNITY FUND II, INC.
   Opportunity II                                               1.00%               0.16%           1.16%

T. ROWE PRICE INTERNATIONAL SERIES, INC. (7)
   T. Rowe Price International Stock                            1.05%               0.00%           1.05%

T. ROWE PRICE EQUITY SERIES, INC.(7)
   T. Rowe Price  New America Growth                            0.85%               0.00%           0.85%
   T. Rowe Price Mid-Cap Growth                                 0.85%               0.00%           0.85%
   T. Rowe Price Equity Income                                  0.85%               0.00%           0.85%

MFS VARIABLE INSURANCE TRUST (5)
   Growth with Income                                           0.75%               0.13%           0.88%
   Research                                                     0.75%               0.11%           0.86%
   Emerging Growth                                              0.75%               0.10%           0.85%
   Total Return (6)                                             0.75%               0.16%           0.91%
   New Discovery (6)                                            0.90%               0.27%           1.17%

--------------------------
(1) Other expenses are based on the gross expenses of the Portfolios before expense offset arrangements for the fiscal year ended December 31, 1998. The information for Growth, and Worldwide Growth is net of fee reductions from Janus Capital. Without such reductions, the Management Fee, Other Expenses and Total Operating Expenses for the Portfolios would have been 0.72%, 0.03%, and 0.75% for Growth Portfolio; and 0.67%, 0.07%, and 0.74%
     for Worldwide Growth Portfolio, respectively. Janus Capital has agreed to continue these fee reductions until at least the next annual renewal of the advisory agreements.

(2) The expense figures shown reflect the voluntary waiver of all or a portion of the Management Fee. The maximum Management Fees for the indicated Portfolios and the Total Portfolio Expenses absent the voluntary waiver are as follows: 0.75% and 1.00%, respectively, for the Utility Fund II; and 0.60% and 0.93%, respectively, for the U.S. Government Securities II;

(3) A portion of the brokerage commissions the Portfolio paid was used to reduce its expenses. Including this reduction, total operating expenses would have been for Equity Income -- 0.57%, for Growth -- 0.66%, for Overseas -- 0.89%, for Asset Manager -- 0.63%, and for Contrafund -- 0.66%.

(4) Included in the Other Expenses of this Portfolio is 0.03% of interest expense.

(5) Each Portfolio has an expense offset arrangement which reduces the Portfolio's custodian fee based upon the amount of cash maintained by the Portfolio with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Portfolio's expenses). Any such fee reductions are not reflected under "Other Expenses."

(6) The Adviser has agreed to bear expenses for these Portfolio. Subject to reimbursement by these Portfolios, such that each such Portfolio's "Other Expenses" shall not exceed 0.25% of the average daily net assets (except for Emerging Growth, Research, and Growth with Income) of the Portfolio during the current fiscal year. Otherwise, "Other Expenses" and "Total Expenses" for each New Discovery would be Other Expenses 4.32 and Total Expenses 5.22%.

(7)  The management fee includes the ordinary expenses of operating the funds.



3. DO I HAVE ACCESS TO THE VALUE OF MY POLICY?

While the Policy is in force, you may surrender your Policy for the Net Surrender Value. Upon surrender, life insurance coverage under the Policy will end. You may also withdraw part of your Policy Value through a partial withdrawal. A partial withdrawal must equal at least $500. For more detail, see "Amount Payable on Surrender of the Policy" and "Partial Withdrawals", on page
__.

We may subtract a surrender charge from the surrender proceeds. The surrender charge equals the amount shown in the surrender charge table in your Policy, plus any additional surrender charge due to increases in the Face Amount of your Policy. The amount of the surrender charge decreases over time.

Generally, the initial amount of the Surrender Charge depends on the Face Amount of your Policy and the Insured Persons' age at issue, sex, and underwriting status as smokers or non-smokers. For example, if the Insured Persons are a male age 55 and a female age 55 and the Face Amount of coverage is $1,000,000 when your Policy is issued, the initial Surrender Charge would be as follows:

Both Non-Smokers......................................    $13,867.00
Both Smokers..........................................    $23,975.00


The Surrender Charge rates for each category are greater or lesser according to the ages of the Insured Persons when your Policy is issued. The maximum initial Surrender Charge will never be greater than $60 per $1000 of the initial Face Amount coverage and will never be less than $3.00 per $1000 amount of coverage.

If you surrender your Policy after fourteen Policy Years have elapsed, we will not charge a surrender charge (unless you have increased the Face Amount of your Policy, as explained below). Before that time, we determine the applicable surrender charge by multiplying the initial surrender charge on your Policy by the appropriate surrender charge percentage for the Policy Year in which the surrender occurs. The applicable surrender charge percentage depends on the younger Insured's sex and age and the number of years elapsed since your Policy was issued. The applicable surrender charge percentage begins to decrease after the seventh Year.

If you increase the Initial Face Amount of your Policy, we will determine an additional surrender charge amount applicable to the amount of the increase. We calculate the additional surrender charge using the same procedures described above, except that we use the Insured Persons' ages and underwriting classes at the time of the increase, rather than at the time your Policy was issued.

We will include in your Policy a table showing the surrender charge rates and the surrender charge percentages applicable under the Policies. For more detail, see "Surrender Charges", on page __.

In addition, each time you take a partial withdrawal, we may deduct a partial withdrawal service fee of $10 from the amount withdrawn.

4. WHAT ARE THE DEATH BENEFIT OPTIONS?


While the Policy is in force, we will pay a Death Benefit to the Beneficiary upon the death of the last surviving Insured Person. The Policy provides for two Death Benefit options. Under Option 1, the Death Benefit is equal to the greater of your Policy's Face Amount and the Policy Value multiplied by a specified percentage. Under Option 2, the Death Benefit is equal to the greater of your Policy's Face Amount plus the Policy Value on the surviving Insured Person's date of death or the Policy Value multiplied by a specified percentage. Decreases in the Policy Value will never cause the Death Benefit to be less than the Face Amount. Before we pay the Death Benefit to the Beneficiary, however, we will subtract an amount sufficient to repay any outstanding Policy Debt and to pay any due and unpaid charges.


5. WHAT ARE THE SAFETY NET AND AGE 100 NO LAPSE PREMIUM FEATURES?

Unless your state requires your Policy to provide otherwise, we agree to keep the Policy in force for a specified period, regardless of the investment performance of the Portfolios, if you have paid certain amounts of premiums. If, at the beginning of each Policy month, your total Premiums paid (as reduced to reflect withdrawals and Policy Debt) is at least equal to the cumulative Age 100 No Lapse Premiums shown in your Policy, and so long as you choose Death Benefit Option 1, the guarantee will extend until the policy anniversary following the younger Insured Person's 100th birthday (the Age 100 No Lapse guarantee). Otherwise, the specified period will be the first ten Policy Years, or until the next Policy Anniversary after the younger Insured's 90th birthday, whichever period is shorter. We call this the "Safety Net" guarantee, and it requires that certain "Safety Net Premium" amounts have been paid, as specified in your Policy.



If neither the Safety Net guarantee nor the Age 100 No Lapse guarantee is in effect, your Policy will remain in force as long as the Net Surrender Value is large enough to pay the Monthly Deductions on your Policy as they come due. If on any Monthly Deduction Day the Net Surrender Value is less than the Monthly Deduction due, your Policy will enter the Grace Period. If you do not pay sufficient additional Premium, at the end of the Grace Period your Policy will end.


6. HOW WILL MY POLICY VALUE BE DETERMINED?


Your Premiums are invested in one or more of the Subaccounts of the Separate Account or allocated to the Fixed Account, as you instruct us. Your Policy Value is the sum of the values of your interests in the Subaccounts of the Separate Account, plus the values in the Fixed Account and the Loan Account. Your Policy Value will depend on the investment performance of the Subaccounts and the amount of interest we credit to the Fixed Account, as well as the Net Premiums paid, partial withdrawals, and charges assessed. We do not guarantee a minimum Policy Value.


7. WHAT ARE THE PREMIUMS FOR THIS POLICY?


You have considerable flexibility as to the timing and amount of your Premiums. You have a required Premium in your Policy, which is based on your Policy's Face Amount and the Insured Persons' ages, sex, and risk classes. You do not have to pay the required Premium after the first Policy Year. To take advantage of the Safety Net guarantee, you must pay the cumulative Safety Net Premiums due. Similarly, to take advantage of the Age 100 No Lapse guarantee, you must pay the cumulative Age 100 No Lapse Premiums due. Otherwise, you may pay any level of Premium, as long as the Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code. Your Policy also has a planned periodic Premium. You establish a planned periodic Premium when you purchase a Policy. You are not required to pay the planned periodic Premium, and we will not terminate your Policy merely because you did not pay a planned periodic Premium.


8. CAN I INCREASE OR DECREASE MY POLICY'S FACE AMOUNT?


Yes, you have considerable flexibility to increase or decrease your Policy's Face Amount. You may request an increase and/or a decrease after the first Policy Year by sending us a written request. Your requested increase must be at least $10,000. If you request an increase in Face Amount, you must provide us with evidence of both Insured Persons' insurability that meets our underwriting standards. An increase in the Face Amount of your Policy will increase the charges deducted from your Policy Value. We will not decrease the Face Amount of your Policy below $250,000. For more detail, see "Change in Face Amount", on page __.


9. HOW ARE MY PREMIUMS ALLOCATED?


Before your Premiums are allocated to the Policy Value, we deduct a premium tax charge of 2.5% of each Premium and a premium expense charge. The premium expense charge will be 3.5% of each Premium for the first ten Policy Years and 1.5% thereafter. For more detail, see "Premium Tax Charge and Premium Expense Charge" on page __. The remaining amount is called the Net Premium.

When you apply for the Policy, you specify in your application how to allocate your Net Premiums among the Subaccounts and the Fixed Account. You must use whole number percentages and the total allocations must equal 100%. You may change your allocation percentages at any time by notifying us in writing

Generally,  we will  allocate  your  Premiums to the  Subaccounts  and the Fixed
Account as of the date your Premiums are received in our home office. If a Premium requires an underwriting, the Premium will not be allocated nor will it earn interest prior to the Issue Date. Once underwriting approval and Premium is received, we will allocate that Premium in accordance with your most recent instructions. If there are outstanding requirements when we issue the Policy which prevent us from placing your Policy in force, your Premiums will not be allocated until all requirements are satisfied.


In some states, we are required to return at least your Premium if you cancel your Policy during the "free-look" period. In those states, currently we allocate any Premium received before the end of the free-look period as described above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected or to the Fixed Account until 20 days after the Issue Date or, if your state's free look period is longer than ten days, for ten days plus the period required by state law. We will allocate Premiums received during that time to the Fidelity Money Market Sub-Account.


You may transfer Policy Value among the Subaccounts and the Fixed Account while the Policy is in force, by writing to us or calling us at 1-800-525-9287. While we currently are not charging a transfer fee, the Policy gives us the right to impose a transfer fee of up to $10 upon the second and each subsequent transfer in a single calendar month. While you may also transfer amounts from the Fixed Account, certain restrictions may apply. For more detail, see "Transfer of Policy Value" and "Transfers Authorized by Telephone", on pages __-__. You may also use our automatic Dollar Cost Averaging program or our Portfolio Rebalancing program. You may not use both programs at the same time.

Under the Dollar Cost Averaging program, amounts are automatically transferred at regular intervals from the Fixed Account or a Subaccount of your choosing to up to eight options, including other Subaccounts or the Fixed Account. Transfers may be made monthly, quarterly, or annually. For more detail, see "Dollar Cost Averaging", on page __.

Under the Portfolio Rebalancing program, you can maintain the percentage of your Policy Value allocated to each Subaccount at a pre-set level. Investment results will shift the balance of your Policy Value allocations. If you elect rebalancing, we will automatically transfer your Policy Value back to the specified percentages at the frequency (monthly, quarterly, semiannually, annually) that you specify. For more detail, see "Portfolio Rebalancing", on page __.


10. WHAT ARE MY INVESTMENT CHOICES UNDER THE POLICY?


You can allocate and reallocate your Policy Value among the Subaccounts, each of which in turn invests in a single Portfolio. Under the Policy, the Separate Account currently invests in the following Portfolios:

            Fund                       Portfolio(s)
-----------------------------  ----------------------------------------
-----------------------------------------------------------------------

Janus Aspen Series             Flexible Income Portfolio
                               Balanced Portfolio
                               Growth Portfolio
                               Aggressive Growth Portfolio
                               Worldwide Growth Portfolio
-----------------------------------------------------------------------
Federated Insurance            Utility Fund II
Management Series              Fund for U.S. Government
                               Securities II
                               High Income Bond Fund II
-----------------------------------------------------------------------

Fidelity Variable Insurance    Fidelity VIP Money Market Portfolio
Products Fund                  Fidelity VIP Equity-Income Portfolio
                               Fidelity VIP Growth Portfolio
                               Fidelity VIP Overseas Portfolio

-----------------------------------------------------------------------

Fidelity Variable Insurance    Fidelity VIP Asset Manager Portfolio
Products Fund II               Fidelity VIP Contrafund Portfolio
                               Fidelity VIP Index 500 Portfolio

-----------------------------------------------------------------------
The Alger American Fund        Income and Growth Portfolio
                               Small Capitalization
                               Portfolio
                               Growth Portfolio
                               MidCap Growth Portfolio
                               Leveraged AllCap Portfolio
-----------------------------------------------------------------------
Scudder Variable Life          Bond Portfolio
Investment Fund                Balanced Portfolio
                               Growth and Income Portfolio
                               Global Discovery Portfolio
                               International Portfolio
-----------------------------------------------------------------------

Strong Variable Insurance      Discovery Fund II
Funds, Inc.                    MidCap Growth Fund II

-----------------------------------------------------------------------
Strong Opportunity Fund II,    Opportunity Fund II
Inc.
-----------------------------------------------------------------------

T. Rowe Price International    T. Rowe Price International Stock Portfolio
Series, Inc.

-----------------------------------------------------------------------

T. Rowe Price Equity Series,   T. Rowe Price New America Growth Portfolio
Inc.                           T. Rowe Price Mid-Cap Growth Portfolio
                               T. Rowe Price Equity Income Portfolio

-----------------------------------------------------------------------
MFS Variable Insurance Trust   Growth with Income Series
                               Research Series
                               Emerging Growth Series
                               Total Return Series
                               New Discovery Series
-----------------------------------------------------------------------

Each Portfolio holds its assets separately from the assets of the other Portfolios. Each Portfolio has distinct investment objectives and policies, which are described in the accompanying Prospectuses for the Portfolios.

Some of the Portfolios described in this Prospectus may not be available in your Policy. In addition, the Fixed Account is available in most states.


11. MAY I TAKE OUT A POLICY LOAN?


Yes, you may borrow money from us using your Policy as security for the loan. The maximum loan amount is equal to 90% of the Surrender Value. Other restrictions may apply if your Policy is issued in connection with a Qualified Plan. For more detail, see "Policy Loans", on page __.


12. WHAT ARE THE TAX CONSEQUENCES OF BUYING THIS POLICY?

Your Policy is structured to meet the definition of a life insurance contract under the Tax Code. We may need to limit the amount of Premiums you pay under the Policy to ensure that your Policy continues to meet that definition.

Current federal tax law generally excludes all death benefits from the gross income of the beneficiary of a life insurance policy. In addition, you generally are not subject to taxation on any increase in the Policy Value until it is withdrawn. Generally, you will be taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total Premiums paid. Amounts received upon surrender or withdrawal in excess of Premiums paid will be treated as ordinary income.

Special rules govern the tax treatment of life insurance policies which meet the federal definition of a modified endowment contract. Depending on the amount and timing of your Premiums, your Policy may meet that definition. Under current tax law, death benefit payments under modified endowment contract, like death benefit payments under life insurance contracts, generally are excluded from the gross income of the beneficiary. Withdrawals and policy loans, however, are treated differently. Amounts withdrawn and policy loans are treated first as income, to the extent of any gain, and then as a return of premium. The income portion of the distribution is includable in your taxable income. Also, an additional 10% penalty tax is generally imposed on the taxable portion of amounts received before age 59 1/2. For more information on the tax treatment of the Policy, see "Tax Matters", beginning on page __.

13. CAN I RETURN THIS POLICY AFTER IT HAS BEEN DELIVERED?


You may cancel your Policy by returning it to us within ten days after you receive it, or after whatever longer period may be permitted by state law. If you return your Policy, the Policy terminates and, in most states, we will pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. In some states, we are required to send you the amount of your Premiums. In those states, we currently are allocating your initial Premium as described in the answer to question 7 above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected or to the Fixed Account until 20 days after the Issue Date or, if your state's free look period is longer than ten days, for ten days plus the period required by state law. We will allocate Premiums received during that time to the Fidelity VIP Money Market Sub-Account. Your Policy will contain specific information about your free-look rights in your state.


In addition, during the first two Policy Years or the first two years after an increase in the Face Amount, if the Policy is in force you may convert it into a non-variable universal life insurance policy. We will accomplish this by transferring all of your Policy Value to the Fixed Account and ending your right under the Policy to allocate Policy Value to the Subaccounts. We will not charge you to perform this amendment.

                PURCHASE OF POLICY AND ALLOCATION OF PREMIUMS

APPLICATION FOR A POLICY. You may apply to purchase a Policy by submitting a written application to us at our home office. We generally will not issue Policies to insure people who are older than age 85. The minimum Face Amount for a Policy is $250,000. Before we issue a Policy, we will require you to submit evidence satisfactory to us that the Insured Persons meet our underwriting requirements to issue coverage. Acceptance of your application is subject to our underwriting rules. We reserve the right to reject your application for any lawful reason. If we do not issue a Policy to you, we will return your Premium to you. We reserve the right to change the terms or conditions of your Policy to comply with changes in the applicable law.

We will issue your Policy when we have determined that your application meets our underwriting requirements. We will apply our customary underwriting standards to the proposed Insured Persons. If on the Issue Date there are outstanding requirements that prevent us from placing your policy in force, we will allocate your Premium when all requirements have been met. An example of an outstanding requirement is an amendment to your application that requires your signature.

We will commence coverage of the Insured Persons under the Policy, if they are both then still living, on the later of:

1)       the Issue Date, and
2)       the date that we receive your first Premium,
3)       the date that all requirements have been met.

If you pay a Premium with your application and your requested Face Amount is less than $500,000, we will provide the Insured Persons with temporary conditional insurance if you meet all of the terms of a conditional receipt. The temporary conditional insurance provides coverage during the underwriting of your application if both Insured Persons are ultimately approved for coverage on the same basis as the risk classification and Face Amount of coverage for which you applied. If your application qualifies for temporary conditional insurance, coverage generally starts when you complete your application and pay the first Premium. If a medical exam or lab test results are required, however, temporary conditional coverage starts when all medical exams and lab tests have been completed. The Issue Date determines Monthly Deduction Days, Policy months, and Policy Years.

PREMIUMS. During the first Policy Year, you must pay an amount at least equal to the required Premium shown in your Policy. We will send you a reminder notice if you pay annually, semi-annually, or quarterly. You may also make a Monthly Automatic Payment.

After the first Policy Year, you may pay additional Premiums at any time, and in any amount, as long as your Premium would not cause your Policy to lose its status as a life insurance contract under the Tax Code, as explained below.

While your Policy also will show a planned periodic Premium amount, you are not required to pay planned periodic Premiums. The planned periodic Premium is set by you when you purchase your Policy. Your Policy will not lapse, however, merely because you did not pay a planned periodic Premium.

Even if you pay all of the planned periodic Premiums, however, your Policy nevertheless may enter the Grace Period and thereafter lapse if you have not paid the required Safety Net or Age 100 No Lapse Premium amounts and the Net Surrender Value is no longer enough to pay the Monthly Deductions. However, paying planned periodic Premiums will generally provide greater benefits than if a lower amount of Premium is paid. Paying planned periodic Premiums can also help to keep your Policy in force if your payments are greater than or equal to the Safety Net or Age 100 No Lapse Premium amounts.

Premiums must be sent to us at our home office. Unless you request otherwise in writing, we will treat all payments received while a Policy loan exists as new Premium.

PREMIUM LIMITS. Before we will accept any Premium that would require an increase in the net amount at risk under the Policy, you first must provide us with evidence of insurability. The Tax Code imposes limits on the amount of Premium that can be contributed under a life insurance contract. If you exceed this limit, your Policy would lose its favorable federal income tax treatment under the Tax Code. Accordingly, we will not accept any Premium which would cause your Policy to exceed this limit, unless you increase the Face Amount of your Policy appropriately. To obtain this increase, you must submit a written request to us and provide evidence of insurability meeting our then current underwriting standards. Otherwise, we will only accept the portion of your Premium that would cause your total Premiums to equal the maximum permitted amount and we will return the excess to you. In addition, we will not accept any additional Premium from you until we can do so without exceeding the limit set by the Tax Code.

MODIFIED ENDOWMENT CONTRACTS. Under certain circumstances, a Policy could be classified as a "modified endowment contract", a category of life insurance contract defined in the Tax Code. If your Policy were to become a modified endowment contract, distributions and loans from the Policy could result in current taxable income for you, as well as other adverse tax consequences. These tax consequences are described in more detail in "Tax Matters--Modified Endowment Contracts", on page __.

Your Policy could be deemed to be a modified endowment contract if, among other things, you pay too much Premium or the Death Benefit is reduced. We will monitor the status of your Policy and advise you if you need to take action to prevent the Policy from being deemed to be a modified endowment contract. If you pay a Premium that would result in your Policy being deemed a modified endowment contract, we will notify you and allow you to request a refund of the excess Premium, or other action, to avoid having your Policy being deemed a modified endowment contract. If, however, you choose to have your Policy deemed a modified endowment contract, we will not refund the Premium.

If you replace a modified endowment contract issued by another insurer with a Policy, your Policy will also be deemed to be a modified endowment contract. Our ability to determine whether a replaced policy issued by another insurer is a modified endowment contract is based solely on the sufficiency of the policy data we receive from the other insurer. We do not consider ourselves to be liable to you if that data is insufficient to accurately determine whether the replaced policy is a modified endowment contract. You should discuss this issue with your tax adviser if it pertains to your situation. Based on the information provided to us, we will notify you as to whether you can contribute more Premium to your Policy without causing it to become a modified endowment contract.

"SAFETY NET" AND "AGE 100 NO LAPSE" PREMIUMS. The Safety Net and Age 100 No Lapse Premium features are intended to enable you to ensure that your Policy will remain in force during a specified period regardless of changes in the Policy Value. The specified Safety Net period is the first ten Policy Years or, if sooner, until the Policy Anniversary after the younger Insured Person reaches age 90. The specified Age 100 No Lapse period can extend until the first Policy Anniversary after the younger Insured Person reaches age 100 unless you change to Death Benefit Option 2 before then.


As a general rule, your Policy will enter the Grace Period, and may lapse, if the Net Surrender Value is not sufficient to pay a Monthly Deduction when it is due. Under the Safety Net and Age 100 No Lapse Premium features, however, we guarantee that regardless of declines in your Policy Value, your Policy will not enter the Grace Period if your Policy is still within either or both of the Safety Net or Age 100 No Lapse periods, and you have met our premium payment test for that period. The Safety Net Premium test requires that the cumulative amount of all premiums you have paid under your policy (less any partial withdrawals you have made and less any outstanding Policy Debt) at least equals the cumulative amount of monthly Safety Net premiums for the number of Policy Months that have then elapsed. If you have failed to pay Safety Net Premiums on a timely basis and the Net Surrender Value is not sufficient to cover all Policy charges and expenses, we will send you a notice of this deficiency. At that time you will have the option to pay an amount equal to either:


1. the shortfall between the total value of all Safety Net Premiums for the number of Policy Months that have elapsed less the amount of Safety Net premium previously paid; or

2. the amount necessary to bring the Net Surrender Value up to a positive amount.

The Age 100 No Lapse Premium test requires that, as of each Monthly Deduction Day, the cumulative amount of all premiums you have paid under your policy (less any partial withdrawals you have made and less any outstanding Policy Debt) at least equals the cumulative amount of monthly Age 100 No Lapse Premium for the number of Policy Months that have then elapsed. The Age 100 No Lapse Premiums will be higher than the Safety Net Premiums, because the period of the Age 100 No Lapse guarantee is longer, and the Age 100 No Lapse guarantee will become unavailable if you ever choose or have chosen Death Benefit Option 2.

During the first Policy Year, the Safety Net Premium amount will equal the required Premium. As a result, if you continue to pay that amount on a timely basis, take no Policy loans or partial withdrawals, and request no benefit changes, the Safety Net Premium feature will remain in effect for its full period. The amounts of your Safety Net and Age 100 No Lapse premiums appear on page 3 of your Policy. We determine these premium amounts actuarially based on the Face Amount and optional rider benefits you have chosen, as well as the age, gender and other insurance risk characteristics of the Insured Persons. If you increase your Policy's Face Amount or add certain rider benefits, the amount of your Safety Net and Age 100 No Lapse Premiums due for subsequent months may increase. A decrease in Face Amount, cancellation of a rider benefit or certain partial withdrawals can cause these premium amounts to decrease for subsequent months. A change in Death Benefit Option may similarly change the Safety Net Premium. We will send you a revised page 3 that shows any new Safety Net or Age 100 No Lapse Premium amounts.

If on any Monthly Deduction Day you fail to meet the premium requirement for either of the Safety Net or Age 100 No Lapse guarantees, we will let you know and you will have 61 days to satisfy the shortfall, assuming the period of the guarantee has not yet expired. If you do not pay at least the shortfall, the Age 100 No Lapse guarantee will end and it cannot be reinstated. If the Age 100 No Lapse guarantee is no longer in effect, the Policy will stay in force only as long as the Net Surrender Value is sufficient to pay the Monthly Deductions, or the Safety Net feature is in effect. For more detail about the circumstances in which the Policy will lapse, see "Lapse and Reinstatement", on page __.

ALLOCATION OF PREMIUMS. Your Net Premiums are allocated to the Subaccount(s) and the Fixed Account in the proportions that you have selected. You must specify your allocation percentages in your Policy application. Percentages must be in whole numbers and the total allocation must equal 100%.

We will allocate your subsequent Net Premiums in those percentages, until you give us new allocation instructions.

You initially may allocate your Policy Value to up to twenty-one options, counting each Subaccount and the Fixed Account as one option. You may add or delete Subaccounts and/or the Fixed Account from your allocation instructions, but we will not execute instructions that would cause you to have Policy Value in more than twenty-one options. In the future we may waive this limit.

Usually, we will allocate your initial Net Premium to the Subaccounts and the Fixed Account, as you have instructed us, on the Issue Date. If you do not pay first Premium until after the Issue Date, we will allocate your initial Net Premium to the Subaccounts on the date we receive it. If there are outstanding requirements when we issue the Policy which prevent us from placing your Policy in force, your Premiums will not be allocated until all requirements are satisfied. No earnings or interest will be credited before the Issue Date.


In some states, we are required to return at least your Premium if you cancel your Policy during the "free-look" period. In those states, currently we allocate any Premium received before the end of the free-look period as described above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected or to the Fixed Account until 20 days after the Issue Date or, if your state's free look period is longer than ten days, for ten days plus the period required by state law. We will allocate Premiums received during that time to the Fidelity VIP Money Market Sub-Account.

We will make most valuations in connection with the Policy on the date a Premium is received or your request for other action is received, if that date is a Valuation Date and a date that we are open for business. If the date of receipt is not a Valuation Date on which we are open for business we will make that determination on the next succeeding day which is a Valuation Date and a date on which we are open for business. For a discussion of those days on which we are not open for business, see Transfer of Policy Value on page [ ] below. The only exception to this procedure for valuation of premium is as explained on this page above for initial premium.


POLICY VALUE. Your Policy Value is the sum of the value of your Accumulation Units in the Subaccounts you have chosen, plus the value of your interest in the Fixed Account, plus your Loan Account. Your Policy Value will change daily to reflect the performance of the Subaccounts you have chosen, the addition of interest credited to the Fixed Account, the addition of net Premiums, and the subtraction of partial withdrawals and charges assessed.
There is no minimum guaranteed Policy Value.

On the Issue Date or, if later, the date your first Premium is received, your Policy Value will equal the Net Premium less the Monthly Deduction for the first Policy Month.

On each Valuation Date, the portion of your Policy Value in a particular Subaccount will equal: (1) The total value of your Accumulation Units in the Subaccount; plus (2) Any Net Premium received from you and allocated to the Subaccount during the current Valuation Period; plus (3) Any Policy Value transferred to the Subaccount during the current Valuation Period; minus (4) Any Policy Value transferred from the Subaccount during the current Valuation Period; minus (5) Any amounts withdrawn by you (plus the applicable withdrawal charge) from the Subaccount during the current Valuation Period; minus (6) The portion of any Monthly Deduction allocated to the Subaccount during the current Valuation Period for the Policy Month following the Monthly Deduction Day.

On each Valuation Date, the portion of your Policy Value in the Fixed Account will equal: (1) Any Net Premium allocated to it, plus (2) Any Policy Value transferred to it from the Subaccounts; plus (3) Interest credited to it; minus
(4) Any Policy Value transferred out of it; minus (5) Any amounts withdrawn by you (plus the applicable withdrawal charge); minus (6) The portion of any Monthly Deduction allocated to the Fixed Account.

All Policy Values equal or exceed those required by law.  Detailed  explanations
of  methods  of  calculation  are  on  file  with  the  appropriate   regulatory
authorities.

ACCUMULATION UNIT VALUE. The Accumulation Unit Value for each Subaccount will vary to reflect the investment experience of the corresponding Portfolio. We will determine the Accumulation Unit Value for each Subaccount on each Valuation Day. A Subaccount's Accumulation Unit Value for a particular Valuation Day will equal the Subaccount's Accumulation Unit Value on the preceding Valuation Day multiplied by the Net Investment Factor for that Subaccount for the Valuation Period then ended. The Net Investment Factor for each Subaccount is (1) divided by (2), where: (1) is the sum of (a) the asset value per share of the corresponding Portfolio at the end of the current Valuation Period and (b) the per share amount of any dividend or capital gains distribution by that Portfolio if the ex-dividend date occurs in that Valuation Period; and (2) is the net asset value per share of the corresponding Portfolio at the end of the immediately preceding Valuation Period.

You should refer to the Prospectuses for the Portfolios which accompany this Prospectus for a description of how the assets of each Portfolio are valued, since that determination has a direct bearing on the Net Investment Factor of the corresponding Subaccount and, therefore, your Policy Value. For more detail, see "Policy Value", on page __.

TRANSFER OF POLICY VALUE. While the Policy is in force, you may transfer Policy Value among the Fixed Account and Subaccounts in writing or by telephone. Currently, there is no minimum transfer amount, except in states where a minimum transfer amount is required by law. We may set a minimum transfer amount in the future.

You currently may not have Policy Value in more than twenty-one options, counting each Subaccount and the Fixed Account as one option. Accordingly, we will not perform a transfer that would cause your Policy to exceed that limit. We may waive this limit in the future.

As a general rule, we only make transfers on days when we and the NYSE are open for business. If we receive your request on one of those days, we will make the transfer that day. We close our offices for business on certain days immediately preceding or following certain national holidays when the NYSE is open for business. For calendar year 1999, our offices will be closed on July 5th, November 26th, December 24th, and December 31st. For transfers requested on these days, we will make the transfer on the first subsequent day on which we and the NYSE are open.

We have established special requirements for transfers from the Fixed Account. You may make a lump sum transfer from the Fixed Account to the Subaccounts only during the 60 day period beginning on the Issue Date and each Policy Anniversary. We will not process transfer requests received at any other time. Transfers pursuant to a Dollar Cost Averaging or Portfolio Rebalancing program may occur at any time at the intervals you have selected.

The maximum amount which may be transferred as a lump sum or as portfolio rebalancing transfers from the Fixed Account during a Policy Year usually is:

-    30% of the Fixed Account balance on the most recent Policy Anniversary; or

- the largest total amount transferred from the Fixed Account in any prior Policy Year.

This limit also applies to transfers under a Dollar Cost Averaging program, unless you choose to transfer your entire Fixed Account balance to Subaccounts. In that case, your maximum monthly transfer amount may not be more than 1/36th of your Fixed Account balance on the day of the first transfer. We may waive or modify these restrictions on transfers from the Fixed Account. You may not transfer Policy Value or allocate new Premiums into the Fixed Account, if transfers are being made out under the Dollar Cost Averaging program.

In addition, you may transfer 100% of the Fixed Account balance in a lump sum to the Subaccount(s), if on any Policy Anniversary the interest rate on the Fixed Account is lower than it was on the Policy Anniversary one year previously or if on the first Policy Anniversary that interest rate is lower than it was on the Issue Date. We will notify you by mail if this occurs. You may request a transfer for 60 days following the date we mail notification to you.

The Policy permits us to defer transfers from the Fixed Account for up to six months from the date you ask us.

TRANSFERS AUTHORIZED BY TELEPHONE. You may make transfers by telephone, if you first send us a completed authorization form. The cut off time for telephone transfer requests is 4:00 p.m. Eastern time. Calls completed before 4:00 p.m. will be effected on that day at that day's price. Calls completed after 4:00 p.m. will be effected on the next day on which we and the NYSE are open for business, at that day's price.

In the future, we may charge you the transfer fee described on page __, although currently we are waiving it. In addition, we may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that telephone authorized transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

DOLLAR COST AVERAGING. Under our automatic Dollar Cost Averaging program, while the Policy is in force you may authorize us to transfer a fixed dollar amount at fixed intervals from the Fixed Account or a Subaccount of your choosing to up to eight options, including other Subaccounts or the Fixed Account. The interval between transfers may be monthly, quarterly, or annually, at your option. The transfers will be made at the Accumulation Unit Value on the date of the transfer. The transfers will continue until you instruct us otherwise, or until your chosen source of transfer payments is exhausted. Currently, the minimum transfer amount is $100 per transfer. We may change this minimum or grant exceptions. If you elect this program, the first transfer will occur one interval after your Issue Date.

Your request to participate in this program will be effective when we receive your completed application at the P.O. Box given on the first page of this Prospectus. Call or write us for a copy of the application. You may elect to increase, decrease or change the frequency or amount of Purchase Payments under a Dollar Cost Averaging program. Special restrictions apply to transfers from the Fixed Account. They are explained above.

The theory of dollar cost averaging is that you will purchase more units when the unit prices are relatively low rather than when the prices are higher. As a result, when purchases are made at fluctuating prices, the average cost per unit is less than the average of the unit prices on the purchase dates. However, participation in this program does not assure you of a greater profit from your purchases under the program; nor will it prevent or necessarily reduce losses in a declining market. You may not use dollar cost averaging and portfolio rebalancing at the same time.

PORTFOLIO REBALANCING. Portfolio rebalancing allows you to maintain the percentage of your Policy Value allocated to each Subaccount and/or the Fixed Account at a pre-set level. For example, you could specify that 30% of your Policy Value should be in the Balanced Portfolio, 40% in the Growth Portfolio-Janus Aspen Series and 30% in the Fidelity VIP II Contrafund Portfolio. Over time, the variations in each Subaccount's investment results will shift the balance of your Policy Value allocations. Under the portfolio rebalancing feature, we will automatically transfer your Policy Value, including new Premiums (unless you specify otherwise), back to the percentages you specify. Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Policy Value allocated to the better performing segments.

You may choose to have rebalances made monthly, quarterly, semi-annually, or annually. We will not charge a transfer fee for portfolio rebalancing. No more than eight Subaccounts, or seven Subaccounts and the Fixed Account, can be included in a Portfolio Rebalancing program at one time.

Transfers from the Fixed Account under a Portfolio Rebalancing program are subject to the overall limit on transfers from the Fixed Account. Accordingly, if the total amount transferred from the Fixed Account in any Policy Year reaches that limit before the end of the year, we will not transfer additional amounts from the Fixed Account for portfolio rebalancing purposes until the next Policy Year.

You may request Portfolio Rebalancing at any time by submitting a completed written request to us at the address given on the first page of this Prospectus. Please call or write us for a copy of the request form. If you stop Portfolio Rebalancing, you must wait 30 days to begin again. The date of your rebalancing must coincide with the same day of the month as your Issue Date. If you request rebalancing on your Policy application but if you do not specify a date for your first rebalancing, it will occur one period after the Issue Date. Otherwise, your first rebalancing will occur one period after we receive your completed request form. All subsequent rebalancing will occur at the intervals you have specified on the day of the month that coincides with the same day of the month as your Issue Date.

Generally, you may change the allocation percentages, frequency, or choice of Subaccounts at any time. If you include the Fixed Account in a Portfolio Rebalancing program, however, in any consecutive twelve months you may not change the allocation percentages more than twice and the total change to the Fixed Amount allocation may not exceed 20%. We may waive this restriction.

If your total Policy Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of portfolio rebalancing. You may not use Dollar Cost Averaging and Portfolio Rebalancing at the same time. We may change, terminate, limit, or suspend Portfolio Rebalancing at any time.

SPECIALIZED USES OF THE POLICY. Because the Policy provides for an accumulation of Policy Value as well as a Death Benefit, you may wish to use it for various individual and business financial planning purposes. Purchasing the Policy in part for such purposes involves certain risks. For example, if the investment performance of the Subaccounts is poorer than expected or if sufficient Premiums are not paid, the Policy may lapse or may not accumulate sufficient Policy Value to fund the purpose for which you purchased the Policy. Withdrawals and Policy loans may significantly affect current and future Policy Value, Surrender Value, or Death Benefit proceeds. Depending upon the investment performance of the Portfolios in which the Subaccounts invest and the amount of a Policy loan, a Policy loan may cause your Policy to lapse. Because the Policy is designed to provide benefits on a long-term basis, before purchasing a Policy for a specialized purpose, you should consider whether the long-term nature of the Policy is consistent with the purpose for which it is being considered. In addition, using a Policy for a specialized purpose may have tax consequences. (See "Tax Matters," beginning on page __.)

                  THE INVESTMENT AND FIXED ACCOUNT OPTIONS

SEPARATE ACCOUNT INVESTMENTS

PORTFOLIOS. Each of the Subaccounts of the Separate Account invests in the shares of one of the Portfolios. Each Portfolio is either an open-end management investment company registered under the Investment Company Act of 1940 or a separate investment series of an open-end management investment company. We have briefly described the Portfolios below. You should read the current Prospectuses for the Portfolios for more detailed and complete information concerning the Portfolios, their investment objectives and strategies, and the investment risks associated with the Portfolios. If you do not have a Prospectus for a Portfolio, contact us and we will send you a copy.

Each Portfolio holds its assets separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income, gains, and losses of one Portfolio have no effect on the investment performance of any other Portfolio.

We do not promise that the Portfolios will meet their investment objectives. Amounts you have allocated to Subaccounts may grow in value, decline in value, or grow less than you expect, depending on the investment performance of the Portfolios in which those Subaccounts invest. You bear the investment risk that those Portfolios possibly will not meet their investment objectives. YOU SHOULD CAREFULLY REVIEW THE PORTFOLIOS' PROSPECTUSES BEFORE ALLOCATING AMOUNTS TO THE SUBACCOUNTS OF THE SEPARATE ACCOUNT.

JANUS ASPEN SERIES (investment adviser: Janus Capital Corporation)

FLEXIBLE INCOME PORTFOLIO seeks to maximize total return from a combination of current income and capital appreciation, with an emphasis on current income. This Portfolio invests in all types of income-producing securities. This Portfolio may have substantial holdings of debt securities rated below investment grade. Investments in such securities present special risks; you are urged to carefully read the risk disclosure in the accompanying Prospectus for the Portfolio before allocating amounts to the Janus Flexible Income Subaccount.

BALANCED PORTFOLIO seeks both growth of capital and current income. This Portfolio usually invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

GROWTH PORTFOLIO seeks long-term growth of capital by investing primarily in a diversified portfolio of common stocks of a large number of issuers of any size. Generally, this Portfolio emphasizes issuers with larger market capitalizations.

AGGRESSIVE GROWTH PORTFOLIO seeks long-term growth of capital. It is a non-diversified fund. It usually invests at least 50% of its equity assets in securities issued by medium-sized companies, which are companies whose market capitalizations at the time of purchase by the Portfolio fall within the same range as companies in the S&P MidCap 400 Index. This range is expected to change on a regular basis. This Portfolio may invest its remaining assets in smaller or larger issuers.

WORLDWIDE GROWTH PORTFOLIO seeks long-term growth of capital by investing in a diversified portfolio of common stocks of foreign and domestic issuers of any size. This Portfolio usually invests in issuers from at least five different countries including the United States.

FEDERATED INSURANCE MANAGEMENT SERIES (investment adviser: Federated
Advisers)

FEDERATED UTILITY FUND II'S investment objective is to achieve high current income and moderate capital appreciation. The Portfolio invests primarily in equity and debt securities of utility companies that produce, transmit, or distribute gas and electric energy, as well as those companies that provide communications facilities, such as telephone and telegraph companies.

FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II'S investment objective is to provide current income. The Portfolio invests in direct obligations of the U.S. Government or its agencies or instrumentalities, and securities guaranteed by the U.S. Government, its agencies, or instrumentalities. This Portfolio may also invest in certain collateralized mortgage obligations and repurchase agreements.

FEDERATED HIGH INCOME BOND FUND II'S investment objective is to seek high current income. This Portfolio invests at least 65% of its assets in lower rated corporate debt obligations, such as preferred stocks, bonds, debentures, notes, equipment lease certificates and equipment trust certificates. Some of these fixed income securities may involve equity features. Under normal circumstances, this Portfolio will not invest more than 10% of the value of its total assets in equity securities.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND (investment adviser: Fidelity Management & Research Company)


FIDELITY VIP MONEY MARKET PORTFOLIO seeks to obtain as high a level of current income as is consistent with preserving capital and providing liquidity. This Portfolio will limit its investments to securities with remaining maturities of 397 days or less.

FIDELITY VIP EQUITY-INCOME PORTFOLIO seeks reasonable income by investing primarily in income-producing equity securities. The goal is to achieve a higher yield than the composite yield of the S&P 500 Composite Stock Price Index. At least 65% of this Portfolio's assets will be invested in income producing common or preferred stock. The remainder will usually be invested in convertible and non-convertible debt obligations.

FIDELITY VIP GROWTH PORTFOLIO seeks to achieve capital appreciation. This Portfolio usually purchases common stocks. Invests in companies that the adviser believes have above-average growth potential.

FIDELITY VIP OVERSEAS PORTFOLIO seeks long-term growth of capital primarily through investments in foreign securities. At least 65% of this Portfolio's assets will be invested in securities of issuers outside of North America. Most issuers will be located in developed countries in the Americas, the Far East and Pacific Basin, Scandinavia and Western Europe.


FIDELITY VARIABLE INSURANCE PRODUCTS FUND II (investment adviser: Fidelity Management & Research Company)


FIDELITY VIP ASSET MANAGER PORTFOLIO seeks to obtain high total return with reduced risk over the long term by allocating its assets among domestic and foreign stocks, bonds, and short-term instruments. Usually, this Portfolio's assets will be allocated within the following guidelines: 50-100% in stocks (equities); 0-50% in bonds (intermediate to long-term); and 0-50% in short-term instruments.

FIDELITY VIP CONTRAFUND PORTFOLIO seeks capital appreciation by investing mainly in equity securities of companies that the Portfolio's adviser believes to be undervalued due to an overly pessimistic appraisal by the public. This Portfolio usually invests primarily in common stock of domestic and foreign issuers,, but it may invest in any type of security that may produce capital appreciation.

FIDELITY VIP INDEX 500 PORTFOLIO seeks long-term capital growth through the purchase of a portfolio of securities that broadly represents the U.S. stock market, as measured by the S&P 500. By investing to match the return of the S&P 500, the Portfolio seeks to keep expenses low. The Portfolio does not expect to achieve potentially greater results than could be obtained by a fund that aggressively seeks growth.


THE ALGER AMERICAN FUND (investment adviser: Fred Alger Management)

INCOME AND GROWTH PORTFOLIO seeks primarily to provide a high level of dividend income. Capital appreciation is a secondary objective of the Portfolio. It is a fundamental policy of the Portfolio to invest at least 65% of its total assets in dividend paying equity securities, under normal circumstances. The Portfolio usually attempts to invest 100% of its assets in dividend paying equity securities.

SMALL CAPITALIZATION PORTFOLIO seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests at least 65% of its total assets in equity securities of companies that at the time of purchase have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index. The Portfolio may invest its remaining assets in equity securities of companies that at the time of purchase have total market capitalization outside of this combined range.

GROWTH PORTFOLIO seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests at least 65% of its total assets in equity securities of companies that have total market capitalization of $1 billion or greater. The Portfolio may invest up to 35% of its total assets in equity securities of companies that have total market capitalization of less than $1 billion.

MIDCAP GROWTH PORTFOLIO seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests at least 65% of its total assets in equity securities of companies that have total market capitalization within the range of companies included in the S&P MidCap 400 Index.

LEVERAGED ALLCAP PORTFOLIO seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 85% of its net assets in equity securities of companies of any size. The Portfolio may purchase put and call options and sell (write) covered call and put options on securities and securities indexes to increase gain and to hedge against the risk of unfavorable price movements, and may enter into futures contracts on securities indexes and purchase and sell call and put options on these futures contracts. The Portfolio may also borrow money for the purchase of additional securities.

SCUDDER VARIABLE LIFE INVESTMENT FUND (investment adviser: Scudder, Stevens & Clark, Inc.) The Scudder Variable Life Investment Fund has two classes of shares. The Subaccounts invest in Class A shares, which do not impose distribution fees.

BOND PORTFOLIO seeks high income from a high quality portfolio of debt securities. Under normal circumstances, this Portfolio invests at least 65% of its assets in bonds including those of the U.S. Government and its agencies and those of corporations and other notes and bonds paying high current income. This Portfolio can invest in a broad range of short, intermediate and long-term securities.

BALANCED PORTFOLIO seeks a balance of growth and income from a diversified portfolio of equity and fixed income securities. The Portfolio also seeks long-term preservation of capital through a quality-oriented investment approach that is designed to reduce risk. The Portfolio will invest its assets in equity securities, debt securities with maturities generally exceeding one year, and money market instruments and other debt securities with maturities generally not exceeding thirteen months. Not more than 75% of this Portfolio's net assets may be invested in stocks or other equity investments. Generally, 25%-50% of the Portfolio's net assets are invested in bonds.

GROWTH AND INCOME PORTFOLIO seeks long-term growth of capital, current income and growth of income. In pursuing these three objectives, the Portfolio invests primarily in common stocks, preferred stocks, and securities convertible into common stocks of companies which offer the prospect for growth of earnings while paying higher than average current dividends. The Portfolio allocates its investments among different industries and companies, and changes its portfolio securities for investment considerations and not for trading purposes.

GLOBAL DISCOVERY PORTFOLIO seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world. The Portfolio is designed for investors looking for above-average appreciation potential (when compared with the overall domestic stock market as reflected by the S&P 500 Stock Composite Price Index) and the benefits of investing globally, but who are willing to accept above-average stock market risk, the impact of currency fluctuation, and little or no current income. The Portfolio generally invests in small, rapidly growing companies that offer the potential for above-average returns relative to larger companies, yet are frequently overlooked and thus undervalued by the market.

INTERNATIONAL PORTFOLIO seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. The Portfolio invests in companies, wherever organized, which do business primarily outside the United States. The Portfolio intends to diversify investments among several countries and to have represented in its holdings business activities in not less than three different countries, excluding the United States. The Portfolio invests primarily in equity securities of established companies, listed on foreign exchanges, which its adviser believes have favorable characteristics. It may also invest in fixed income securities of foreign governments and companies.

STRONG VARIABLE INSURANCE FUNDS, INC. (investment adviser: Strong Capital Management, Inc.)

DISCOVERY FUND II seeks capital growth. The Portfolio usually emphasizes equity investments, although it has the flexibility to invest in any security the adviser believes has the potential for capital appreciation. The Portfolio's strategy is to invest generally in small cap companies that are in good businesses, are headed by capable and motivated management, and trade at attractive valuations. To a limited extent, and by prospectus, the Portfolio may invest in mid or large cap stocks as well.


MIDCAP GROWTH FUND II seeks capital growth. The Portfolio invests primarily in equity securities that the adviser believes have above-average growth prospects and are selling at reasonable valuations. The Portfolio generally has over half of its assets in small- and mid-cap issues as these companies tend to have the highest growth rates.


STRONG OPPORTUNITY FUND II, INC. (investment adviser: Strong Capital Management, Inc.)

OPPORTUNITY FUND II seeks capital growth. The Portfolio currently emphasizes medium-sized companies that the adviser believes are under-researched and attractively valued. To achieve its investment goals, the Portfolio seeks to find well-managed companies that have sustainable growth prospects but that are selling at prices below their private market values.

T. ROWE PRICE INTERNATIONAL SERIES, INC. (investment adviser: Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings, Ltd.)

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO seeks long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies. The Portfolio invests substantially all of its assets outside the United States and broadly diversifies its investments among developed and emerging countries throughout the world.

T. ROWE PRICE EQUITY SERIES, INC. (investment adviser: T. Rowe Price Associates, Inc.)

T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO seeks long-term growth of capital through investment primarily in the common stocks of U.S. growth companies operating in service industries. The Portfolio will invest most of its assets in service companies, regardless of size, that the adviser believes to be above-average performers in their fields. The Portfolio may invest up to 25% of its assets in growth companies outside the service sector.


T. ROWE PRICE MID-CAP GROWTH PORTFOLIO seeks long-term capital appreciation by investing mid-cap stocks with the potential for above-average earnings growth. The Portfolio will invest at least 65% of its assets in a diversified portfolio of common stocks of mid-cap companies whose earnings the adviser expects to grow at a faster rate than the average company. The adviser defines mid-cap companies as those with market capitalizations within the range of companies in the S&P 400 Mid-Cap Index. However, the Portfolio will not automatically sell or cease to purchase stock of a company it already owns just because the company's market cap grows or falls outside this range. The Portfolio also may invest in other types of securities, such as foreign securities, futures and options, and warrants, when consistent with the Portfolio's investment objective.

T. ROWE PRICE EQUITY INCOME PORTFOLIO seeks to provide substantial dividend income as well as long-term growth of capital by investing primarily in common stocks of established companies. Under normal circumstances, the Portfolio usually will invest at least 65% of its total assets in common stocks of established companies paying above-average dividends which are expected to have favorable prospects for dividend growth and capital appreciation. The Portfolio may also invest in other securities such as foreign securities, futures and options, and warrants when consistent with the Portfolio's investment objective.


MFS VARIABLE INSURANCE TRUST (investment adviser: Massachusetts Financial Services)

GROWTH WITH INCOME SERIES seeks reasonable current income, as well as long-term growth of capital and income. The Portfolio invests in stocks of companies that the adviser considers to be of high or improving investment quality. The Portfolio has the flexibility to invest in derivative securities when its managers believe such securities can provide better value relative to direct investments in stocks and bonds.

RESEARCH SERIES seeks to provide long-term growth of capital and future income. The Portfolio invests in the common stocks of companies the adviser believes possess better-than-average prospects for long-term growth. The Portfolio may invest up to 20% of its net assets in foreign and emerging market securities. Investing in foreign and emerging market securities involves special risks and may increase share price volatility. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks and bonds.

EMERGING GROWTH SERIES seeks to provide long-term growth of capital. The Portfolio invests primarily in common stocks of companies that are early in their life cycles but which have the potential to become major enterprises. The Portfolio may also invest in more established companies whose earnings growth the adviser expects to accelerate because of special factors. Investing in emerging growth companies involves greater risk than is customarily associated with more established companies. The Portfolio also may invest up to 25% of its net assets in foreign and emerging market securities. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks or bonds.

TOTAL RETURN SERIES seeks to provide above-average current income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital. The Portfolio also seeks to provide reasonable opportunity for growth of capital and income. The Portfolio invests in both equities and fixed income securities. The equity segment is actively managed with a value-oriented style of investing. The fixed income segment is actively managed through shifts in maturity, duration, and sector components. The Portfolio may invest up to 20% of its assets in foreign and emerging market securities. The Portfolio has the flexibility to invest in derivative securities when its adviser believes such securities can provide better value relative to direct investments in stocks or bonds.

NEW DISCOVERY SERIES seeks capital appreciation. This Portfolio seeks to achieve its objective by investing under normal market conditions at least 65% of its total assets in companies that its adviser believes offer superior prospects for growth. Those securities may either be listed on securities exchanges or traded in the over-the-counter markets and may be U.S. or foreign companies.

Each Portfolio is subject to certain investment restrictions and policies which may not be changed without the approval of a majority of the shareholders of the Portfolio. See the accompanying Prospectuses of the Portfolios for further information.

We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value. The income and realized and unrealized gains or losses on the assets of each Subaccount are separate and are credited to or charged against the particular Subaccount without regard to income, gains or losses from any other Subaccount or from any other part of our business. We will use the net Premiums you allocate to a Subaccount to purchase shares in the corresponding Portfolio and will redeem shares in the Portfolios to meet Policy obligations or make adjustments in reserves. The Portfolios are required to redeem their shares at net asset value and to make payment within seven days.

Some of the Portfolios have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any similarly named Portfolio may differ substantially.

Certain of the Portfolios sell their shares to Separate Accounts underlying both variable life insurance and variable annuity contacts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. Although neither we nor any of the Portfolios currently foresees any such disadvantages either to variable life insurance or variable annuity contract owners, each Portfolio's Board of Directors intends to monitor events in order to identify any material conflicts between variable life and variable annuity contract owners and to determine what action, if any, should be taken in response thereto. If a Board of Directors were to conclude that separate investment funds should be established for variable life and variable annuity separate accounts, Lincoln Benefit will bear the attendant expenses.

VOTING RIGHTS. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Subaccounts to which you have allocated your Policy Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. We will notify you when your instructions are needed and will provide proxy materials or other information to assist you in understanding the matter at issue. We will determine the number of votes for which you may give voting instructions as of the record date set by the relevant Portfolio for the shareholder meeting at which the vote will occur.

As a general rule, you are the person entitled to give voting instructions. However, if you assign your Policy, the assignee may be entitled to give voting instructions. Retirement plans may have different rules for voting by plan participants.

If you send us written voting instructions, we will follow your instructions in voting the Portfolio shares attributable to your Policy. If you do not send us written instructions, we will vote the shares attributable to your Policy in the same proportions as we vote the shares for which we have received instructions from other Policy owners. We will vote shares that we hold in the same proportions as we vote the shares for which we have received instructions from other Policy owners.

We may, when required by state insurance regulatory authorities, disregard Policy Owner voting instructions if the instructions require that the shares be voted so as to cause a change in the sub-classification or investment objective of one or more of the Portfolios or to approve or disapprove an investment advisory contract for one or more of the Portfolios.

In addition, we may disregard voting instructions in favor of changes initiated by Policy owners in the investment objectives or the investment adviser of the Portfolios if we reasonably disapprove of the proposed change. We would disapprove a proposed change only if the proposed change is contrary to state law or prohibited by state regulatory authorities or we reasonably conclude that the proposed change would not be consistent with the investment objectives of the Portfolio or would result in the purchase of securities for the Portfolio which vary from the general quality and nature of investments and investment techniques utilized by the Portfolio. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report to you.

This description reflects our view of currently applicable law. If the law changes or our interpretation of the law changes, we may decide that we are permitted to vote the Portfolio shares without obtaining instructions from our Policy Owners, and we may choose to do so.

ADDITIONS, DELETIONS, AND SUBSTITUTIONS OF SECURITIES. If the shares of any of the Portfolios should no longer be available for investment by the Policy, in the judgment of our Board of Directors, we may add or substitute shares of another Portfolio or mutual fund for Portfolio shares already purchased or to be purchased in the future by Premiums under the Policy. Any substitution of securities will comply with the requirements of the 1940 Act.

We also reserve the right to make the following changes in the operation of the Separate Account and the Subaccounts:

(a)  to operate the Separate Account in any form permitted by law;

(b) to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable laws;

(c) to transfer assets from one Subaccount to another, or from any Subaccount to our general account;

(d)  to add, combine, or remove Subaccounts in the Separate Account; and

(e) to assess a charge for taxes attributable to the operations of the Separate Account or for other taxes, as described in "Deductions and Charges - Deduction for Separate Account Income Taxes" on page __ below.

(f) to change the way in which we assess other charges, as long as the total other charges do not exceed the amount currently charged the Separate Account and the Portfolios in connection with the Policies.

If we take any of these actions, we will comply with the then applicable legal requirements.

THE FIXED ACCOUNT. THE PORTION OF THE POLICY RELATING TO THE FIXED ACCOUNT IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 AND THE FIXED ACCOUNT IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS IN THE FIXED ACCOUNT ARE SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE DISCLOSURE REGARDING THE FIXED ACCOUNT HAS NOT BEEN REVIEWED BY THE STAFF OF THE SEC. THE STATEMENTS ABOUT THE FIXED ACCOUNT IN THIS PROSPECTUS MAY BE SUBJECT TO GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS REGARDING ACCURACY AND COMPLETENESS.

You may allocate part or all of your Premiums to the Fixed Account in states where it is available. The Fixed Account is not available in some states. Amounts allocated to the Fixed Account become part of the general assets of Lincoln Benefit. Allstate Life invests the assets of the general account in accordance with applicable laws governing the investments of insurance company general accounts.

We will credit interest to amounts allocated to the Fixed Account. We guarantee that the effective annual interest rate credited to the Fixed Account will be at least 4%. We may credit interest at a higher rate, but we are not obligated to do so. You assume the risk that interest credited to the Fixed Account may be no higher than the minimum guaranteed rate.

Transfers from the Fixed Account are subject to the limitations described on page __ above. Also, as described on page __ above, we may delay payment of partial withdrawals or Surrender Value from the Fixed Account for up to 6 months.

                         POLICY BENEFITS AND RIGHTS

DEATH BENEFIT. While your Policy is in force, we will pay the Death Benefit proceeds upon the death of the second Insured Person to die (the "surviving Insured Person"). We will pay the Death Benefit proceeds to the named Beneficiary(ies) or contingent Beneficiary(ies). As described below in "Settlement Options", on page __, we will pay the Death Benefit proceeds in a lump sum or under an optional payment plan.

The Death Benefit proceeds payable to the Beneficiary equal the applicable Death Benefit, less any Policy Debt and less any due and unpaid charges. The proceeds may be increased, if you have added a rider that provides an additional benefit. We will determine the amount of the Death Benefit proceeds as of the end of the Valuation Period during which the surviving Insured Person dies. We will usually pay the Death Benefit proceeds within seven days after we have received due proof of death and all other requirements we deem necessary have been satisfied.

The amount of the Death Benefit will be based on the Death Benefit Option you have selected, any increases or decreases in the Face Amount, and in some instances your Policy Value.

DEATH BENEFIT OPTIONS. You may choose one of two Death Benefit options:

(1) If you select Option 1, the Death Benefit will be the greater of: (a) the Face Amount of the Policy or (b) the Policy Value multiplied by the applicable corridor percentage as described below.

(2) If you select Option 2, the Death Benefit will be the greater of: (a) the Face Amount plus the Policy Value, or (b) the Policy Value multiplied by the applicable corridor percentage as described below.

While your Policy remains in force, we guarantee that the Death Benefit will not be less than the greater of the current Face Amount of the Policy or the Policy Value multiplied by the applicable corridor percentage. We have set forth the applicable corridor percentages in the Policy. They vary according to the age that the younger Insured Person had attained (or would have attained at the date of the surviving Insured Person's death). We set the corridor percentages so as to seek to ensure that the Policies will qualify for favorable federal income tax treatment. An increase in Policy Value due to favorable investment experience may therefore increase the Death Benefit above the Face Amount, and a decrease in Policy Value due to unfavorable investment experience may decrease the Death Benefit (but not below the Face Amount).

EXAMPLES:

                                                     A                  B

Face Amount.............................        1,000,000         1,000,000
Death Benefit Option....................                1                 1
Younger Insured Person's Age............               45                45
Policy Value on Date of Death...........          480,000           340,000
Applicable Corridor Percentage..........             215%              215%
Death Benefit...........................        1,032,000         1,000,000


In Example A, the Death Benefit equals $1,032,000, I.E., the greater of $1,000,000 (the Face Amount) and $1,032,000 (the Policy Value at the surviving Insured Person's Date of Death of $480,000, multiplied by the corridor percentage of 215%). This amount, less any Policy Debt and unpaid charges, constitutes the Death Benefit proceeds that we would pay to the Beneficiary.


In Example B, the Death Benefit is $1,000,000, i.e., the greater of $1,000,000 (the Face Amount) or $731,000 (the Policy Value of $340,000 multiplied by the corridor percentage of 215%).


Option 1 is designed to provide a specific amount of Death Benefit that does not vary with changes in the Policy Value. Therefore, under Option 1, as your Policy Value increases, the net amount at risk under your Policy will decrease. Under Option 2, on the other hand, the amount of the Death Benefit generally increases to reflect increases in the Policy Value. Therefore, if you select Option 2, your Policy generally will involve a constant net amount at risk. Since the cost of insurance charge on your Policy is based upon the net amount at risk, the cost of insurance charge will generally be less under a Policy with an Option 1 Death Benefit than under a similar Policy with an Option 2 Death Benefit. As a result, if the Subaccounts you select experience favorable investment results, your Policy Value will tend to increase faster under Option 1 than under Option 2, but the total Death Benefit under Option 2 will increase or decrease directly with changes in Policy Value. Thus, you may prefer Option 1 if you are more interested in the possibility of increasing your Policy Value based upon favorable investment experience, while you may prefer Option 2 if you are seeking to increase total Death Benefits.

After the first Policy Year, you may change the Death Benefit option by writing to us at the address given on the first page of this Prospectus. If you ask to change from Option 2 to Option 1, we will increase the Face Amount of your Policy by the amount of the Policy Value. If you ask to change from Option 1 to Option 2, we will decrease the Face Amount of your Policy by the amount of the Policy Value. Also, please remember that changing from Option 1 to Option 2 will make our No Lapse feature unavailable.

We do not currently require you to prove insurability for a change from Death Benefit Option 2 to Option 1. We do require such evidence satisfactory as to both Insured Persons in the case of a change from Option 1 to Option 2. We will not permit you to change the Death Benefit option under your Policy if afterward the Face Amount remaining in force would be less than $250,000. We also reserve the right to limit the frequency of your changes in death benefit option.

The change will take effect on the Monthly Deduction Day on or immediately following the date we receive your written request or, for a change from Option 1 to Option 2, on or immediately following the date we approve it.

If the Policy remains in force until the first Policy Anniversary after the younger Insured Person reaches age 100, your Policy will no longer have an Option 2 death benefit, and we will automatically convert your Policy to Option 1 if you have Option 2 in effect at that time.

CHANGE IN FACE AMOUNT. You may change the Face Amount after the first Policy Year. You may request the change by writing to us at the address shown on the first page of this Prospectus. You should be aware that a change in the Face Amount will change the net amount at risk and, therefore, the cost of insurance charges on your Policy. The change will take effect on the Monthly Deduction Day after we approve the request.

If you request a decrease in Face Amount, we will first apply it to coverage provided by the most recent increase in Face Amount, then to the next most recent increase successively and finally to the coverage under the original application. We will not permit a decrease in the Face Amount of your Policy if afterward the Face Amount remaining in force would be less than $250,000. A decrease in the Face Amount will not affect the Safety Net Premium.

To apply for an increase in the Face Amount, you must submit to us a supplemental application, accompanied by satisfactory evidence that the Insured Persons are insurable. We will not permit any increase in Face Amount after the younger Insured Person's 85th birthday. The minimum amount of a Face Amount increase is $10,000. You may not increase the Face Amount of your Policy more often than once every twelve months. We also have the right to place other limits on the amount of increases.

You should be aware that an increase in the Face Amount of your Policy will affect the cost of insurance charges applicable to your Policy. As noted above, we will deduct a larger amount of cost of insurance charges, because an increase in the Face Amount also will increase the net amount at risk under your Policy. We will not approve a request for a Face Amount increase if the Net Surrender Value is too small to pay the Monthly Deduction for the Policy Month following the increase. As described in "Surrender Charge" on page 39 of this Prospectus, if you increase the Face Amount of your Policy, your maximum surrender charge also will increase. Finally, increases in the Face Amount of your Policy will also increase the Safety Net Premium amount and the Age 100 No Lapse Premium amount.

OPTIONAL INSURANCE BENEFITS. You may ask to add one or more riders to your Policy to provide additional optional insurance benefits. We will require evidence of insurability before we issue a rider to you. We will deduct the cost of any riders as part of the Monthly Deduction. The riders we currently offer are described below. In our discretion we may offer additional riders or stop offering a rider.

INDIVIDUAL INSURED TERM RIDER. This rider provides additional term life insurance coverage on one of the Insured Persons. A separate rider may be purchased for each Insured Person. This coverage will not, however, extend beyond the first Policy Anniversary after the Insured Person covered by the rider reaches age 99. Until the Insured Person covered by the rider reaches age 75, you may exchange the rider for a new policy. We will not require evidence of insurability to exchange the rider.

SURVIVOR PROTECTION RIDER. This rider is designed to help defray the Policy's Month Deductions if an Insured Person covered by the rider dies before the Policy's other Insured Person. If that happens, the rider automatically pays a specified amount into the Policy on each Monthly Deduction Day. These payments, however, will not continue beyond the first Policy Anniversary following the younger Insured Person's 100th birthday.

LAST SURVIVOR FOUR YEAR TERM INSURANCE (not available at the date of this prospectus): This rider pays a specified death benefit on the death of the surviving Insured Person if both Insured Persons die within the first four Policy years. Thereafter, this rider ends.

"SPLIT" COVERAGE OPTION: If the Insured Persons divorce or certain federal estate tax law changes occur, this rider permits the coverage to be "split" into two individual life insurance policies on the Insured Persons. Currently, only fixed benefit (non-variable) life insurance policies are available for such "splits." Splitting a Policy's coverage could have negative tax consequences, including, but not limited to, the recognition of taxable income in the amount of any gain in the policy at the time of the split.

If your Policy was issued in connection with a Qualified Plan, we may not be able to offer you some of the benefits provided by these riders.

POLICY LOANS. While the Policy is in force, you may borrow money from us using the Policy as the only security for your loan. Each loan request must be for at least $250. Loans have priority over the claims of any assignee or any other person. The maximum amount available for a loan is 90% of the Surrender Value of your Policy at the end of the Valuation Period in which we receive your loan request. Other restrictions may apply if your Policy was issued in connection with a Qualified Plan. In addition, if you have named an irrevocable Beneficiary, you must also obtain his or her written consent before we make a Policy loan to you.

We will ordinarily disburse your loan to you within seven days after we receive your loan request at our home office. We may, however, postpone payment in the circumstances described in "Postponement of Payments" on page __. While the Policy remains in force, you may repay the loan in whole or in part without any penalty at any time while one or both of the Insured Persons is living.

When we make a Policy loan to you, we will transfer to the Loan Account a portion of the Policy Value equal to the loan amount. We will also transfer in this manner Policy Value equal to any due and unpaid loan interest. We will usually take the transfers from the Subaccounts and the Fixed Account pro rata based upon the balances of each Subaccount and the Fixed Account. However, we will not withdraw amounts from the Fixed Account equaling more than the total loan multiplied by the ratio of the Fixed Account to the Policy Value immediately preceding the loan. The amounts allocated to the Loan Account will be credited with interest at the Loan Credited Rate stated in your Policy.

You may borrow an amount equal to your Policy Value, less all Premiums paid, as a Preferred Loan. The interest rate charged for Preferred Loans is 4.0% per year. We will treat any other loan as a Standard Loan. The interest rate on Standard Loans is 6.0% per year.

Interest on Policy loans accrues daily and is due at the end of each Policy Year. If you do not pay the interest on a Policy loan when due, the unpaid interest will become part of the Policy loan and will accrue interest at the same rate. In addition, we will transfer the difference between the value of the Loan Account and the Policy Debt on a pro-rata basis from the Subaccounts and the Fixed Account to the Loan Account.

If you have a loan with another insurance company, and you are terminating that policy to buy one from us, usually you would repay the old loan during the process of surrendering the old policy. Income taxes on the interest earned may be due. We permit you to carry this old loan over to your new Policy through a Tax Code Section 1035 tax-free exchange, up to certain limits. The use of a
Section 1035 tax-free exchange may avoid any income tax liability that would be due if the old loan was extinguished.

If you transfer a Policy loan from another insurer as part of Section 1035 tax-free exchange, we will treat a loan of up to 20% of your Policy Value as a Preferred Loan. If the amount due is more than 20% of your Policy Value, we will treat the excess as a Standard Loan. The treatment of transferred Policy loans is illustrated in the following example:

Transferred Policy Value                     $  190,000
Transferred Policy Loan                          40,000
                                               --------
Surrender Value                              $  150,000

20% of Policy Value                          $   38,000
Preferred Loan                               $   38,000
Standard Loan                                $    2,000

If the total outstanding loan(s) and loan interest exceeds the surrender value of your Policy, we will notify you and any assignee in writing. To keep the Policy in force, we will require you to pay a Premium sufficient to keep the Policy in force for at least three more months. If you do not pay us sufficient Premium within the 61-day Grace Period, your Policy will lapse and terminate without value. As explained in the section entitled "Lapse and Reinstatement" on page __, however, you may subsequently reinstate the Policy. Before we will permit you to reinstate the Policy, we will require either repayment or reimbursement of any Policy Debt that was outstanding at the end of the Grace Period. If your Policy lapses while a Policy loan is outstanding, you may owe taxes or suffer other adverse tax consequences. Please consult a tax adviser for details.

All or any part of any Policy loan may be repaid while the Policy is still in effect. If you have a Policy loan outstanding, we will assume that any payment we receive from you is to be applied as Premium to your Policy Value, unless you tell us to treat your payment as a loan repayment. If you designate a payment as a loan repayment or interest payments, your payment will be allocated among the Subaccounts and the Fixed Account using the same percentages used to allocate Net Premiums. An amount equal to the payment will be deducted from the Loan Account.

A Policy loan, whether or not repaid, will have a permanent effect on the Policy Value because the investment results of each Subaccount and the Fixed Account will apply only to the amount remaining in that account. The longer a loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If the Subaccounts and/or Fixed Account earn more than the annual interest rate for amounts held in the Loan Account, your Policy Value will not increase as rapidly as it would if you had not taken a Policy loan. If the Subaccounts and/or Fixed Account earn less than that rate, then your Policy Value will be greater than it would have been if you had not taken a Policy loan. Also, if your do not repay a Policy loan, total outstanding Policy Debt will be subtracted from the Death Benefit and Surrender Value otherwise payable.

AMOUNT PAYABLE ON SURRENDER OF THE POLICY. While your Policy is in force, you may fully surrender your Policy. Upon surrender, we will pay you the Net Surrender Value determined as of the day we receive your written request. Your Policy will terminate on the day we receive your written request, or the date requested by you, whichever is later. We may require that you give us your Policy document before we pay you the surrender proceeds.

The Net Surrender Value equals the Policy Value, minus any applicable surrender charge, minus any Policy Debt. We will determine the Net Surrender Value as of the end of the Valuation Period during which we received your request for surrender. We will pay you the Net Surrender Value of the Policy within seven days of our receiving your complete written request or on the effective surrender date you have requested, whichever is later.

You may receive the surrender proceeds in a lump sum or under any of the settlement options described in "Settlement Options" on page
--.

The tax consequences of surrendering the Policy are discussed in "Tax Matters," beginning on page __.

PARTIAL WITHDRAWALS. While the Policy is in force after the first Policy Year, you may receive a portion of the Net Surrender Value by making a partial withdrawal from your Policy. You must request the partial withdrawal in writing. Your request will be effective on the date received. Before we pay any partial withdrawal, you must provide us with a completed withholding form.

The minimum partial withdrawal amount is $500. We will subtract the partial withdrawal service fee of $10 from your remaining Net Surrender Value. You may not make a partial withdrawal that would reduce the Net Surrender Value to less than $500.

You may specify how much of your partial withdrawal you wish taken from each Subaccount or from the Fixed Account. You may not, however, withdraw from the Fixed Account more than the total withdrawal amount times the ratio of the Fixed Account to your total Policy Value immediately prior to the withdrawal.

If you have selected Death Benefit Option 1, a partial withdrawal will reduce the Face Amount of your Policy as well as the Policy Value. We will reduce the Face Amount by the amount of the partial withdrawal. The Face Amount after a partial withdrawal may not be less than $250,000. If you have previously increased the Face Amount of your Policy, your partial withdrawals will first reduce the Face Amount of the most recent increase, then the most recent increases successively, then the coverage under the original Policy.

Under Option 2, a reduction in Policy Value as a result of a partial withdrawal will typically result in a dollar for dollar reduction in the life insurance proceeds payable under the Policy.

The tax consequences of partial withdrawals are discussed in "Tax Matters" beginning page __.

SETTLEMENT OPTIONS. We will pay the surrender proceeds or Death Benefit proceeds under the Policy in a lump sum or under one of the settlement options that we then offer. You may request a settlement option by notifying us in writing at the address given on the first page of this Prospectus. We will transfer to our Fixed Account any amount placed under a settlement option and it will not be affected by the investment performance of the Separate Account.

You may request that the proceeds of the Policy be paid under a settlement option by submitting a request to us in writing before the death of the both Insured Persons. If at the time of the surviving Insured Person's death no settlement option is in effect, the Beneficiary may choose a settlement option not more than [12] months after the Death Benefit is payable and before it is paid. If you change the Beneficiary, the existing choice of settlement option will become invalid and you may either notify us that you wish to continue the pre-existing choice of settlement option or select a new one.

The amount applied to a settlement option must include at least $5,000 of Policy Value and result in installment payments of not less than $50. We will not permit surrenders or partial withdrawals after payments under a settlement option commence.

We currently offer the five settlement options described below:

OPTION a - INTEREST. We will hold the proceeds, credit interest to them, and pay out the funds when the person entitled to them requests.

OPTION b - FIXED PAYMENTS. We will pay a selected monthly income until the proceeds, and any interest credits, are exhausted.

OPTION c - LIFE INCOME - GUARANTEED PERIOD CERTAIN. We will pay the proceeds in a monthly income for as long as the payee lives. You may also select a guarantee period of between five and twenty years. If a guarantee period is selected, we will make monthly payments at least until the payee dies. If the payee dies before the end of the guarantee period, we will continue payments to a successor payee until the end of the guarantee period. If no guarantee period is selected or if the payee dies after the end of the guarantee period, we will stop payments when the payee dies. It is possible for the payee to receive only one payment under this option, if the payee dies before the second payment is due and you did not choose a guarantee period.

OPTION d - JOINT AND SURVIVOR. We will pay the proceeds in a monthly income to two payees for as long as either payee is alive. Payments will stop when both payees have died. It is possible for the payees to receive only one payment, if both payees die before the second payment is due.

OPTION e - PERIOD CERTAIN. We will pay the proceeds in monthly installments for a specified number of years, from five to twenty-five years. If the payee dies before the end of the specified period, we will pay the remaining guaranteed payments to a successor payee.

In addition, we may agree to other settlement option plans. Write or call us to obtain information about them.

When the proceeds are payable, we will inform you concerning the rate of interest we will credit to funds left with us. We guarantee that the rate of interest will be at least 3.5%. We may pay interest in excess of the guaranteed rate.

MATURITY. The Policies have no maturity date. Your Policy will continue as long as Net Surrender Value is sufficient to cover Monthly Deductions.

LAPSE AND REINSTATEMENT. If the Net Surrender Value is less than the Monthly Deduction due on a Monthly Deduction Day, and if neither the Safety Net Premium feature nor the Age 100 No Lapse Premium feature is in effect, your Policy may lapse. You will be given a 61-day Grace Period in which to pay enough additional Premium to keep the Policy in force after the end of the Grace Period.

At least 30 days before the end of the Grace Period, we will send you a notice telling you that you must pay the amount shown in the notice by the end of the Grace Period to prevent your Policy from terminating. The amount shown in the notice will be sufficient to cover the Monthly Deduction(s) due and unpaid. You may pay additional Premium if you wish.

The Policy will continue in effect through the Grace Period. If the surviving Insured Person dies during the Grace Period, we will pay a Death Benefit in accordance with your instructions. However, we will reduce the proceeds by an amount equal to Monthly Deduction(s) due and unpaid. See "Death Benefit," on page __. If you do not pay us the amount shown in the notice before the end of the Grace Period, your Policy will end at the end of the Grace Period.

If the Policy lapses, you may apply for reinstatement of the Policy by paying us the reinstatement Premium and any applicable charges required under the Policy. You must request reinstatement within five years of the date the Policy entered a Grace Period. The reinstatement Premium is equal to an amount sufficient to
(1) cover all unpaid Monthly Deductions for the Grace Period, and (2) keep your Policy in force for three months. If a Policy loan was outstanding at the time of lapse, you must either repay or reinstate the loan before we will reinstate your Policy. In addition, we may require you to provide evidence of insurability satisfactory to us as to both Insured Persons. The Face Amount upon reinstatement cannot exceed the Face Amount of your Policy at its lapse. The Policy Value on the reinstatement date will reflect the Policy Value at the time of termination of the Policy plus the Premium paid at the time of reinstatement. All Policy charges will continue to be based on your original Issue Date.


CANCELLATION AND EXCHANGE RIGHTS. You may cancel your Policy by returning it to us within ten days after you receive it, or after whatever longer period may be permitted by state law. If you return your Policy, the Policy terminates and, in most states, we will pay you an amount equal to your Policy Value on the date we receive the Policy from you, plus any charges previously deducted. Your Policy Value usually will reflect the investment experience of the Subaccounts and the Fixed Account as you have allocated your Net Premium. In some states, however, we are required to send you the amount of your Premiums. In those states, currently we allocate any Premium received before the end of the free-look period as described in "Allocation of Premium" on page __ above. In the future, however, if you live in one of those states, we reserve the right to delay allocating your Premiums to the Subaccounts you have selected or to the Fixed Account until 20 days after the Issue Date or, if your state's free look period is longer than ten days, for ten days plus the period required by state law. We will allocate Premiums received during that time to the Fidelity VIP Money Market Sub-Account. Since state laws differ as to the consequences of returning a Policy, you should refer to your Policy for specific information about your circumstances.


In addition, during the first two Policy Years or the first two years after an increase in the Face Amount, if the Policy is in force you may amend the Policy to convert it into a non-variable universal life insurance policy. We will accomplish this by transferring all of your Policy Value to the Fixed Account and ending your right under the Policy to allocate Policy Value to the Subaccounts. We will not require evidence of insurability. We will not charge you to perform this amendment.

The net amount at risk (I.E., the difference between the Death Benefit and the Policy Value) under the amended policy will be equal to or less than the net amount at risk under the previous coverage. Premiums and charges under the amended policy will be based on the same risk classification as the previous coverage.

POSTPONEMENT OF PAYMENTS. We may defer for up to fifteen days the payment of any amount attributable to a Premium paid by check to allow the check a reasonable time to clear. We may postpone paying any amount from the Separate Account for a total surrender or a partial withdrawal, the disbursement of a Policy loan, or the payment of the Death Benefit Proceeds, in the following circumstances:

(1) whenever the New York Stock Exchange ("NYSE") is closed (other than customary weekend and holiday closings);

(2) when trading on the NYSE is restricted or an emergency exists, as determined by the SEC, so that disposal of the Separate Account's investments or determination of the value of its net assets is not reasonable practicable; or

(3)  at any other time permitted by the SEC for your protection.

In addition, we may delay payment of the Surrender Value in the Fixed Account for up to six months or a shorter period if required by law. If we defer payment for more than 30 days we will add interest at our current rate from the time you asked for the Surrender Value.

                             DEDUCTIONS AND CHARGES

PREMIUM TAX CHARGE AND PREMIUM EXPENSE CHARGE. Before we allocate a Premium to the Policy Value, we will subtract the premium tax charge and the premium expense charge.

The premium tax charge will equal 2.5% of your Premiums. This charge is intended to help us pay state premium taxes and other related state and local taxes. State premium tax rates currently range up to 4.0%. Accordingly, the 2.5% deducted from your Premium may be more or less than the taxes assessed in your state. We will subtract this charge from amounts transferred from other policies issued by other insurers or by us, if state law imposes a premium tax on transferred amounts.

The premium expense charge will be 3.5% of each Premium for the first ten Policy Years and 1.5% of each Premium thereafter. 2.0% of the 3.5% charge during the first ten Policy Years is intended to help compensate us for our actual sales expenses, which include agents' sales commissions and other sales and distribution expenses. The remainder of this charge is intended to help compensate us for certain Federal taxes and other expenses related to the receipt of Premiums.

MONTHLY DEDUCTION. On each Monthly Deduction Day, we will deduct from your Policy Value a Monthly Deduction to cover certain charges and expenses in connection with the Policy. The Monthly Deduction is intended to compensate us for expenses incurred in connection with the issuance of a Policy, the cost of life insurance, the cost of any optional insurance benefits and certain administrative expenses. The administrative expenses include salaries, postage, telephone, office equipment and periodic reports.

The Monthly Deduction is the sum of the following four items: (1) the policy fee; (2) the administrative expense charge during the first seven policy years;
(3) the mortality and expense risk charge; (4) the cost of insurance charge for your Policy; and (5) the cost of any benefit rider.

We will allocate the mortality and expense risk charge pro rata among the Subaccounts in proportion to the amount of your Policy Value in each Subaccount. We will allocate the remainder of the Monthly Deduction pro rata among the Subaccounts and the Fixed Account.

POLICY FEE: The monthly policy fee will be $7.50 per month. This charge compensates us for administrative expenses such as salaries, postage, telephone, office equipment and periodic reports.

ADMINISTRATIVE EXPENSE CHARGE: This monthly charge is $0.12 for each $1,000 of your policy's initial face amount and each $1,000 of face amount increase you request. We stop deducting this charge after the seventh policy year, even if you have made face amount increases during that period. This charge compensates us primarily for the costs we incur in evaluating the Insured Persons' risk, issuing the policy, and sales expenses.

MORTALITY AND EXPENSE RISK CHARGE: For the first fourteen Policy Years, the monthly mortality and expense risk charge will be calculated at an annual rate equivalent to 0.72% of the net Policy Value allocated to the Subaccounts. Thereafter, we intend to charge an annual rate of 0.36%, and we guarantee that we will not charge more than 0.48%. The mortality and expense risk charge is not assessed against your Policy Value in the Fixed Account. This charge compensates us for the mortality and expense risks that we assume in relation to the Policies. The mortality risk assumed includes the risk that the cost of insurance charges specified in the Policy will be insufficient to meet claims. We also assume a risk that, on the Monthly Deduction Day preceding the death of the surviving Insured Person, the Death Benefit will exceed the amount on which the cost of insurance charges were based. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges set in the Policy.

COST OF INSURANCE CHARGE: The cost of insurance is determined monthly. The cost of insurance charge is determined by multiplying the applicable current cost of insurance rate per $1,000 by the net amount risk for each Policy Month. The net amount at risk is (a) - (b), where: (a) is the Death Benefit as of the prior Monthly Deduction Day divided by 1.0032737; and (b) is the Policy Value as of the prior Monthly Deduction Day.

EXAMPLE:


Face Amount..............................................          $1,000,000
Death Benefit Option.....................................                   1
Policy Value on the Prior Monthly Deduction Day..........             300,000
Younger Insured Person's Attained Age....................                  45
Corridor Percentage......................................                215%
Death Benefit............................................          $1,000,000


On the Monthly Deduction Day in this example, the Death Benefit as then computed would be $1,000,000, because the Face Amount ($1,000,000) is greater than the Policy Value multiplied by the applicable corridor percentage ($300,000 x 215% = $645,000). Since the Policy Value on that date is $300,000, the cost of insurance charges per $1000 are applied to the difference in the net amount at risk of $696,736.98 (($1,000,000/1.0032737) - $300,000).

Assume that the Policy Value in the above example was $500,000. The Death Benefit would then be $1,075,000 (215% x $500,000), since this is greater than the Face Amount ($1,000,000). The cost of insurance rates in this case would be applied to the net amount at risk of $571,492.26 (($1,075,000/1.0032737) -
$500,000).


Because the Policy Value and, as a result, the amount for which we are at risk under your Policy may vary monthly, your cost of insurance charge probably will be different each month.

We determine the cost of insurance charge separately for the initial Face Amount and each subsequent increase. The cost of insurance charge covers our anticipated mortality costs for standard and substandard risks. We determine the current cost of insurance rates, but we guarantee that we will never charge you a cost of insurance rate higher than the guaranteed cost of insurance rates shown in the Policy. We base the cost of insurance rate on the sex, issue age, Policy Year, and premium rating class of the Insured Persons. However, we issue "unisex" policies in Montana and in connection with Qualified Plans. Although we will base the current cost of insurance rate on our expectations as to future mortality experience, that rate will never exceed a maximum cost of insurance rate based on the 1980 Commissioners Standard Ordinary ("1980 CSO") Smoker and Non-Smoker Mortality Table based on each Insured Persons' sex and age last birthday. [Our cost of insurance rates for unisex Policies will never exceed a maximum based on the 1980 CSO Table B assuming a blend of 80% male and 20% female lives.] If one or both Insured Persons do not qualify as at least "standard" risks, we add additional amounts to those maximums.

If we ever charge you a cost of insurance rate during the first fourteen Policy Years that is greater than the rate provided by the rate scale in effect on the Issue Date we will notify you. For 60 days after we mail that notice, you may surrender your Policy without paying any surrender charge.

AGE 100. Commencing with the first Policy Anniversary after the younger Insured Person reaches or would have reached age 100, we will waive all

o         cost of insurance charges, and
o         the $7.50 per month policy fee.


In addition, if the Death Benefit option you elected is Option 2 we will automatically change this Option 1 at age 100. The Death Benefit must remain as Option 1 after age 100.


DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES. We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account. We will deduct for any taxes we incur as a result of the operation of the Separate Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Tax Code is briefly described on page __ below.


PORTFOLIO EXPENSES. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Subaccounts to which you allocate your Policy Value. The table on page [ ] contains a summary of those charges and expenses for 1998. For more detailed information about those charges and expenses, please refer to the Prospectuses for the appropriate Portfolios. We may receive compensation from the investment advisers or administrators of the Portfolios in connection with administrative service and cost savings experienced by the investment advisers or administrators.



SURRENDER CHARGE. If you surrender your Policy, we may subtract a surrender charge from the surrender proceeds. The surrender charge equals the amount shown in the surrender charge table in your Policy, plus any additional surrender charge due to increases in the Face Amount of your Policy. The amount of the surrender charge decreases over time.

INITIAL SURRENDER CHARGE. When we issue your Policy, we determine the initial surrender charge. The initial surrender charge depends on the Face Amount of your Policy and the Insured Persons' ages at issue, sex, and underwriting status as smokers or non-smokers. For example, if the Insured Persons are a male age 55 and a female age 55_ and the Face Amount of coverage is $1,000,000when your Policy is issued, the initial Surrender Charge would be as follows:

Both Non-Smokers....................................            $13,867.00
Both Smokers........................................            $23,975.00



The Surrender Charge rates for each category are greater or lesser according to the age of the Insured Persons when your Policy is issued. The maximum initial Surrender Charge will never be greater than $60 per $1000 of Face Amount coverage.

If you surrender your Policy after fourteen Policy Years have elapsed, we will not charge a surrender charge (unless you have increased the Face Amount of your Policy, as explained below). Before that time, we determine the applicable surrender charge by multiplying the initial surrender charge on your Policy by the appropriate surrender charge percentage for the Policy Year in which the surrender occurs. The applicable surrender charge percentages depend on the younger Insured Person's sex and age when your Policy was issued, and the number of years elapsed since your Policy was issued. For example, the following surrender charge percentage rates would apply if the younger Insured Person were 55 years old when your Policy was issued:

          SURRENDER DURING
             POLICY YEAR                       PERCENTAGE
                  1                                 100
                  2                                 100
                  3                                 100
                  4                                 100
                  5                                 100
                  6                                 100
                  7                                 100
                  8                                  80
                  9                                  60
                 10                                  50
                 11                                  40
                 12                                  30
                 13                                  20
                 14                                  10
                 15                                   0

Thus, in the example given above for two non-smoker Insured Persons, if the Policy were surrendered during the 10th Policy Year, the surrender charge would equal $6,933.50($13,867.00 X 50%).

SURRENDER CHARGE ON INCREASES IN INITIAL FACE AMOUNT. If you increase the Initial Face Amount of your Policy, we will determine an additional surrender charge amount applicable to the amount of the increase. We determine the initial amount of the additional surrender charge using the same formula used in determining the initial surrender charge, except that we use the Insured Persons' ages and underwriting status at the time of the increase, rather than at the time your Policy was issued.

The surrender charge on the increase also decreases over a fourteen year period, starting from the effective date of the increase. The schedule of surrender charge percentages applicable to the additional surrender charge is the same as set forth above for the initial face amount, except that the annual periods are measured from the effective date of the increase, rather than from the Issue Date. We separately calculate the surrender charge applicable to the Initial Face amount and each increase and add those amounts to determine the total surrender charge.

If you decrease the Face Amount, the applicable surrender charge remains the same.

We will include in your Policy a table showing the surrender charge rates and the surrender charge percentages applicable under the Policies. For additional information concerning the rates applicable to you, please consult your agent. In addition, a table of the applicable rates is on file with the SEC as an exhibit to the registration statement for this product.

The premium expense charge and the surrender charge are imposed to cover our actual sales expenses, which include agents' sales commissions and other sales and distribution expenses. We expect to recover total sales expenses of the Policies over the life of the Policies. However, the premium expense charge and surrender charge paid with respect to a particular Policy may be higher or lower than the distribution expenses we incurred in connection with that Policy. To the extent distribution costs are not recovered by these charges, we may make up any shortfall from the assets of our general account, which includes funds derived from the mortality and expense charge on the Separate Account assets.

We will not subtract any portion of the then applicable surrender charge from a partial withdrawal. We will, however, subtract a partial withdrawal service fee of $10 from the amount withdrawn, to cover our expenses relating to the partial withdrawal.

We will not assess a surrender charge on surrenders under Policies issued to employees of Lincoln Benefit or its affiliates or issued to spouses or minor children of those employees.

TRANSFER FEE. We currently are not charging a transfer fee. The Policy, however, permits us to charge a transfer fee of $10 on the second and each subsequent transaction in each calendar month in which transfer(s) are effected between Subaccount(s) and/or the Fixed Account. We will notify you if we begin to charge this fee.

The transfer fee will be deducted from the Policy Value that remains in the Subaccount(s) or Fixed Account from which the transfer was made. If that amount is insufficient to pay the transfer fee, we will deduct the fee from the transferred amount.

                            GENERAL POLICY PROVISIONS

STATEMENTS TO POLICY OWNERS. We will maintain all records relating to the Separate Account and the Subaccounts. Each year we will send you a report showing information concerning your Policy transactions in the past year and the current status of your Policy. The report will include information such as the Policy Value as of the end of the current and the prior year, the current Death Benefit, Surrender Value, Policy Debt, partial withdrawals, earnings, Premiums paid, and deductions made since the last annual report. We will also include any information required by state law or regulation. If you ask us, we will send you an additional report at any time. We may charge you up to $25 for this extra report. We will tell you the current charge before we send you the report.

In addition, we will send you the reports required by the 1940 Act. We will mail you confirmation notices or other appropriate notices of Policy transactions quarterly or more frequently if required by law. You should therefore give us prompt written notice of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly with any questions.

LIMIT ON RIGHT TO CONTEST. We may not contest the insurance coverage under the Policy after the Policy has been in force for two years while the Insured Persons are alive. If the Policy has lapsed and been reinstated, we may not contest the reinstatement after two years from the date of the reinstatement while the Insured Persons are alive. We may not contest any increase in the Face Amount of the Policy after the increase has been in effect for two years while the Insured Persons are alive.

SUICIDE. If either Insured Person commits suicide while sane or kills him-or-herself while insane within two years of the Issue Date, we are not required to pay the full Death Benefit that would otherwise be payable. Instead, we will pay an amount equal to the Policy Value less any Policy Debt and the Policy will stop. If within two years after the effective date of any increase in the Face Amount either Insured Person commits suicide while sane or kills him-or-herself while insane our liability for the increase will be limited to the total cost of insurance charges that have been attributable to the increase.

MISSTATEMENT AS TO AGE AND SEX. If the age or sex of either Insured Person is incorrectly stated in the application, we will adjust the Death Benefit appropriately as specified in the Policy.

BENEFICIARY.   You   name   the   original   Beneficiary(ies)   and   Contingent
Beneficiary(ies) in the application for the Policy. You may change the Beneficiary or Contingent Beneficiary at any time, except irrevocable Beneficiaries and Contingent Beneficiaries may not be changed without their consent.

You must request a change of Beneficiary on a form that we will provide. Your request for a change in Beneficiary or Contingent Beneficiary will take effect when we receive it, effective as of the date you signed the form. Until we receive your change instructions, we are entitled to rely on your most recent instructions in our files. Accordingly, we are not liable for making a payment to the person shown in our files as the Beneficiary or treating that person in any other respect as the Beneficiary, even if instructions that we subsequently receive from you seek to change your Beneficiaries effective as of a date before we made the payment or took the action in question.

If you name more than one Beneficiary, we will divide the Death Benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the Death Benefit in equal shares to the Beneficiaries. If one of the Beneficiaries dies before the surviving Insured Person (or within 15 days thereafter), we will divide the Death Benefit among the Beneficiaries who then remain alive.

Different rules may apply if your Policy was issued in connection with a Qualified Plan.

ASSIGNMENT AND CHANGE OF OWNERSHIP. You may assign your Policy as collateral security, unless it was issued in connection with a Qualified Plan. You must notify us in writing if you assign the Policy. Until we receive notice from you, we are not liable for any action we may take or payments we may make that may be contrary to the terms of your assignment. We are not responsible for the validity of an assignment. Your rights and the rights of the Beneficiary may be affected by an assignment.

An absolute assignment is a change of ownership of the Policy. A change of ownership must be made on a form we will provide for that purpose. The change of ownership will take effect as of the date you sign it, subject to any action we have already taken before we receive the form.

DIVIDENDS. We will not pay any dividend under the Policies.

                                   TAX MATTERS

INTRODUCTION

The following discussion is general and is not intended as tax advice. Lincoln Benefit makes no guarantee regarding the tax treatment of any Policy or transaction involving a Policy. Federal, state, local and other tax consequences of ownership or purchase of a life insurance policy depend upon the your circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a qualified tax advisor.


Taxation of the Company and the Variable Account

Lincoln Benefit is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. The Separate Account is not an entity separate from Lincoln Benefit and its operations form a part of Lincoln Benefit. As a consequence, the Separate Account will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under current federal tax law, Lincoln Benefit believes that the Separate Account investment income and realized net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Policies. Generally, reserves are amounts that Lincoln Benefit is legally required to accumulate and maintain in order to meet future obligations under the Policies. Lincoln Benefit does not anticipate that it will incur any federal income tax liability attributable to the Separate Account. Therefore, we do not intend to make provisions for any such taxes. If we are taxed on investment income or capital gains of the Separate Account, then we may impose a charge against the Separate Account in order to make provisions for any such taxes.

Taxation of Contract Benefits

In order to qualify as a life insurance policy for federal income tax purposes, the Policy must meet the definition of a life insurance policy set forth in
Section 7702 of the Code. Section 7702 limits the amount of premiums that may be invested in a Policy that qualifies as life insurance. The Policy is structured to meet the Section 7702 definition of a life insurance policy. This means that the Death Benefit is excluded from the beneficiary's gross income under Section 101(a) of the Tax Code and you are not taxed on increases in the Policy Value until a distribution occurs.

If a Policy fails to qualify as life insurance under Section 7702, the Policy will not provide most of the tax advantages normally provided by life insurance. Lincoln Benefit has the right to amend the Policies to comply with any future changes in the Tax Code, any regulations or rulings under the Tax Code and any other requirements imposed by the Internal Revenue Service.

If you surrender the Policy, you are subject to income tax on the portion of the distribution that exceeds the investment in the contract. The investment in the contract is the gross premium paid for the Policy minus any amounts previously received from the Policy if such amounts were properly excluded from your gross income. Policy loans are generally not treated as taxable distributions. Interest paid on a Policy loan is generally not deductible. You are generally taxed on partial withdrawals only to the extent the amount distributed exceeds the investment in the contract. In certain situations, partial withdrawals or reduction in benefits during the first fifteen years of the Policy may result in a taxable distribution before the investment in the contract is recovered. Withdrawals and loans from modified endowment contracts are subject to less favorable tax treatment.

If you are Owner and the surviving Insured Person under the Policy, the Death Benefit will be included in your gross estate for federal estate tax purposes if the proceeds are payable to your estate. If the beneficiary is not your estate, but you retain incidents of ownership in the Policy, the Death Benefit will also be included in your gross estate. Examples of incidents of ownership include:

-         the right to change beneficiaries,
-         to assign the Policy,
-         to revoke an assignment,
-         to pledge the Policy, or
-         to obtain a Policy loan.

If you are Owner and surviving Insured Person under the Policy, and you transfer all incidents of ownership in the Policy, the Death Benefit will be included in your gross estate if you die within three years from the date of the ownership transfer. State and local estate and inheritance taxes may also apply. In addition, certain transfers of the Policy or Death Benefit, either during life or at death, to individuals two or more generations below the transferor may be subject to the federal generation skipping transfer tax. This rule also applies if the transfer is to a trust for the benefit of individuals two or more generations below the transferor.

The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. If you are contemplating the use of a Policy in any of these arrangements, you should consult a qualified tax advisor regarding the tax attributes of the particular arrangement.

Modified Endowment Contracts

A life  insurance  policy is treated as a "modified  endowment  contract"  under
Section 7702A of the Tax Code if it meets the  definition  of life  insurance in
Section 7702, but fails the "seven-pay" test of Section 7702A. The seven-pay test provides that premiums cannot be paid at a rate more rapidly than that allowed by the payment of seven annual premiums using specified computational rules provided in Section 7702A. We will not accept any premiums that cause the Policy to become a modified endowment contract unless we receive from you a written acknowledgment that the Policy will become a modified endowment contract. An exchange under Section 1035 of the Tax Code of a life insurance policy that is not a modified endowment contract will not cause the new policy to be a modified endowment contract if no additional premiums are paid. An exchange under Section 1035 of the Code of a life insurance policy that is a modified endowment contract for a new life insurance policy will always cause the new policy to be a modified endowment contract.

A Policy that is classified as a modified endowment contract is generally eligible for the beneficial tax treatment accorded to life insurance. The death benefit is excluded from income and increases in Policy Value are not subject to current taxation. If you receive any amount as a Policy loan from a modified endowment contract, or assign or pledge any part of the value of the Policy, such amount is treated as a distribution. Unlike other life insurance policies, withdrawals and distributions made before the surviving Insured Person's death are treated as taxable income first, then as recovery of investment in the contract. The taxable portion of any distribution from a modified endowment contract is subject to a 10% penalty tax, except as follows:

-    distributions  made on or after the date on which the taxpayer  attains age
     591/2;

- distributions attributable to the taxpayer's becoming disabled (within the meaning of Section 72(m)(7) of the Code);

- or any distribution that is part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his or her beneficiary.

All modified endowment contracts that are issued within any calendar year to the same owner by one company or its affiliates shall be treated as one modified endowment contract in determining the taxable portion of any distributions.

Diversification Requirements

For a Policy to qualify as a variable life insurance policy for federal tax purposes, the investments in the Separate Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Separate Account are not adequately diversified, the Policy will not be treated as a variable life insurance policy for federal income tax purposes. As a result, you will be taxed on the excess of the Policy Value over the investment in the contract. Although Lincoln Benefit does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

Ownership Treatment

The IRS has stated that you will be considered the owner of Separate Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the Separate Account investments may cause an investor to be treated as the owner of the Separate Account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the Separate Account.

Your rights under this Policy are different than those described by the IRS in rulings in which it found that contract owners were not owners of Separate Account assets. For example, you have the choice to allocate premiums and Policy values among more investment options. Also, you may be able to transfer among investment options more frequently than in such rulings. These differences could result in you being treated as the owner of the Separate Account. If this occurs, income and gain from the Separate Account assets would be includible in your gross income. Lincoln Benefit does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your contract. We reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Separate Account. However, we make no guarantee that such modification to the Policy will be successful.

                             DESCRIPTION OF LINCOLN
                          BENEFIT LIFE COMPANY AND THE
                                SEPARATE ACCOUNT

LINCOLN BENEFIT LIFE COMPANY. Lincoln Benefit Life Company is a stock life insurance company organized under the laws of the state of Nebraska in 1938. Our legal domicile and principal business address is 206 South 13th Street, Lincoln, Nebraska. Lincoln Benefit is a wholly-owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly-owned subsidiary of Allstate Insurance Company ("Allstate"), a stock property-liability insurance company incorporated under the laws of Illinois. All outstanding capital stock of Allstate is owned by the Allstate Corporation.

We are authorized to conduct life insurance and annuity business in the District of Columbia, Guam, U.S. Virgin Islands and all states except New York. We intend to market the Policy everywhere we conduct variable life insurance business. The Policies offered by this Prospectus are issued by us and will be funded in the Separate Account and/or the Fixed Account.

Except as discussed below for variable contracts, under our reinsurance agreements with Allstate Life, substantially all contract related transactions are transferred to Allstate Life. Through these reinsurance agreements, substantially all of the assets backing our reinsured liabilities are owned by Allstate Life. Allstate Life's commitments under the reinsurance agreements support our general account and related assets are invested and managed by Allstate Life. Accordingly, except as discussed below for variable contracts, the results of operations with respect to applications received and contracts issued by Lincoln Benefit are not directly reflected in our consolidated financial statements. The amounts reflected in our consolidated financial statements directly relate only to the investment of those assets of Lincoln Benefit that are not transferred to Allstate Life under the reinsurance agreements. While the reinsurance agreements provide us with financial backing from Allstate Life, they do not create a direct contractual relationship between Allstate Life and you.

Under the Company's reinsurance agreements with Allstate Life, the Company reinsures all reserve liabilities with Allstate Life except for those relating to variable contracts (including the Policies). The Company's variable contract assets and liabilities (other than those arising out of fixed interest benefits such as the Fixed Account) are held in legally-segregated unitized Separate Accounts and are retained by the Company. However, the transactions related to such variable contracts such as premiums, expenses and benefits are transferred to Allstate Life.

Lincoln Benefit is highly rated by independent agencies, including A.M. Best, Moody's, and Standard & Poor's. These ratings are based on our reinsurance agreement with Allstate Life, and reflect financial soundness and strong operating performance. The ratings are not intended to reflect the financial strength or investment experience of the Separate Account. We may from time to time advertise these ratings in our sales literature.

The Company also acts as the sponsor for one other of its Separate Accounts that is a registered investment company: Lincoln Benefit Life Variable Annuity Account. The officers and employees of the Company are covered by a fidelity bond in the amount of $5,000,000. No person beneficially owns more than 5% of the outstanding voting stock of The Allstate Corporation, of which the Company is an indirect wholly-owned subsidiary.

EXECUTIVE OFFICERS AND DIRECTORS OF LINCOLN BENEFIT. Our directors and executive officers are listed below, together with information as to their dates of election and principal business occupations during the last five years (if other than their present occupation). The principal business address of each of the officers and directors listed below is 206 South 13th St., Lincoln, Nebraska 68508


JANET P. ANDERBERY, VICE PRESIDENT AND CONTROLLER 1994; Associate Vice President and Controller 5/84-4/94, Lincoln Benefit Life Company; Vice President and Controller 1/94-present, Surety Life Insurance Company; Vice President &
Controller 1/99-present, Allstate Financial Distributors; Vice President and Controller 5/93-1/99, Lincoln Benefit Financial Services, Inc.

THOMAS R. ASHLEY, SENIOR VICE PRESIDENT & MEDICAL DIRECTOR 1998, Vice President and Medical Director 10/96-5/98 Lincoln Benefit Life Company; Senior Vice President & Medical Director 5/98-present, Vice President and Medical Director 1/97-5/98, Surety Life Insurance Company.

THOMAS J. BERNEY, SENIOR VICE PRESIDENT 1998, Vice President 1982-1998 Lincoln Benefit Life Company.

JOHN H. COLEMAN, III, SENIOR VICE PRESIDENT, DIRECTOR 1998-present, Vice President 4/94-5/98, Lincoln Benefit Life Company; Senior Vice President, Director 5/98-present, Vice President 9/96-5/98, Surety Life Insurance Company; President 2/93-4/94, Acordia.


LAWRENCE W. DAHL, EXECUTIVE VICE PRESIDENT, DIRECTOR 1999, Lincoln Benefit Life Company; Executive Vice President, Director 1999, Surety Life Insurance Company; Tax Director, 2/87-6/99, Allstate Life Insurance Company.


MARVIN P. EHLY, SENIOR VICE PRESIDENT AND TREASURER, DIRECTOR 1999; Vice President 6/93-12/98, Lincoln Benefit Life Company; Senior Vice President and Treasurer, Director 1/99-present, Surety Life Insurance Company.

DOUGLAS F. GAER, EXECUTIVE VICE PRESIDENT 1997, DIRECTOR 1981, Senior Vice President, 4/95-2/97, Senior Vice President and Treasurer 4/94-3/95, Vice President 3/81-4/94, Lincoln Benefit Life Company; Executive Vice President 1/97-present, Senior Vice President and Treasurer, 1/94-12/96, Director 1/94-present, Surety Life Insurance Company; Director 5/93-1/99, Lincoln Benefit Financial Services, Inc.

PETER H. HECKMAN, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER 1999, DIRECTOR 1990, Vice Chairman of the Board 8/96-12/98, Lincoln Benefit Life Company; Vice President, Director 4/92-present, Glenbrook Life & Annuity Company; Vice President 11/90-present, Director 9/90-present, Glenbrook Life Insurance Company; Vice President 6/89-present, Director 7/90-present, Allstate Life Insurance Company of New York; Vice President 4/89-present, Director
12/88-present, Allstate Life Insurance Company; Vice President, Director 12/88-present, Northbrook Life Insurance Company; Director 5/90-present, Surety Life Insurance Company; Director 5/91-9/93, Allstate Life Financial Services.

RODGER A. HERGENRADER, SENIOR VICE PRESIDENT 1999, Vice President 1995-1998, Underwriter 1988-1995, Lincoln Benefit Life Company; Senior Vice President 1999-present, Surety Life Insurance Company.

LOUIS G. LOWER, II, DIRECTOR, 1989, Chairman of the Board 5/89-12/98, Lincoln Benefit Life Company; Chairman of the Board and Chief Executive Officer 6/95-present, Chairman of the Board & President, 4/92-6/95, Glenbrook Life & Annuity Company; Chairman of the Board and Chief Executive Officer 12/95-present, Chairman of the Board & President 1/91-12/95, Director 9/90-present, Glenbrook Life Insurance Company; President 1/90-present, Executive Vice President 1/89-1/90, Senior Vice President & Treasurer 10/86-12/88, Director 10/86-present, Allstate Life Insurance Company; Chairman of the Board and Chief Executive Officer 6/95-present, Chairman of the Board and President 4/90-6/95, Chairman of the Board 4/90-7/90, Executive Vice President 1/89-4/90, Senior Vice President and Treasurer 10/86-4/89, Director 4/86-present, Northbrook Life Insurance Company; Chairman of the Board &
President 6/90-present, Vice President & Treasurer 12/86-6/90, Director 12/83-present, Allstate Life Insurance Company of New York; Chairman of the Board & Chief Executive Officer 3/90-present, Director 5/89-present, Surety Life Insurance Company; Group Vice President 76-89, Director 10/86-present Allstate Insurance Company; Director 4/90-present, Allstate Settlement Company; Director 5/91-present, Allstate Life Financial Services.

JOHN J.  MORRIS,  SENIOR VICE  PRESIDENT/SECRETARY  1994,  DIRECTOR  1987,  Vice
President & Secretary 8/85-4/94, Lincoln Benefit Life Company; Senior Vice President 9/96-present, Director 6/95-present, Surety Life Insurance Company; Vice President & Secretary, Director 5/93-1/99, Lincoln Benefit Financial Services Inc.

ROBERT E. RICH, EXECUTIVE VICE PRESIDENT 1996, DIRECTOR 1987, Senior Vice President/Chief Actuary and Treasurer, 4/95-5/96; Senior Vice President, Assistant Secretary 4/94-3/95, Vice President/Assistant Secretary 1/84-5/96, Lincoln Benefit Life Company; Executive Vice President 5/96-present, Senior Vice President and Chief Actuary 1/94-5/96, Director 9/93-present, Surety Life Insurance Company; Director 5/93-1/99, Lincoln Benefit Financial Services, Inc.

KEVIN R. SLAWIN, DIRECTOR 1996, Lincoln Benefit Life Company; Director and Vice President-Finance and Planning 1996-present, Allstate Life Insurance Company; Director 8/96-present, Allstate Life Insurance Company of New York; Director 8/96-present, Laughlin Group Holdings, Inc.; Director 8/96-present, Northbrook Life Insurance Company; Director 8/96-present, Surety Life Insurance Company; Director 8/96-present, Glenbrook Life Insurance Company; Assistant Vice President, Assistant Treasurer 1/95-8/96, Allstate Insurance Company; Assistant Treasurer and Director 2/94-1/95, Sears Roebuck & Co.; First Vice President and Treasurer 6/86-2/94, Sears Mortgage Corp.

J. SCOTT TAYLOR, SENIOR VICE PRESIDENT, 1999, Vice President 9/98-3/99, Director of Sales Management 1/97-9/98, Lincoln Benefit Life Company; Director of Marketing Development 1984-1997 Ameritas Life Insurance Corp.

MICHAEL J. VELOTTA, DIRECTOR 1992, Lincoln Benefit Life Company; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Allstate Life Insurance Company; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Glenbrook Life Insurance Company; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Glenbrook Life & Annuity Company; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Allstate Life Insurance Company of New York; Vice President, Secretary & General Counsel 1/93-present, Director 12/92-present, Northbrook Life Insurance Company; Assistant Secretary, Director 6/95-present, Surety Life Insurance Company; Assistant Vice President & Assistant General Counsel 1989, Allstate Insurance Company.

CAROL S. WATSON, SENIOR VICE PRESIDENT, GENERAL COUNSEL AND ASSISTANT SECRETARY 1994, DIRECTOR, 1992, Vice President & General Counsel 7/91-4/94, Lincoln Benefit Life Company; Senior Vice President, General Counsel & Corporate
Secretary 1/98-present, Senior Vice President, General Counsel and Assistant Secretary, 1/94-12/97, Director 6/95-present, Surety Life Insurance Company; President, 1996-1/99, Director 5/93-1/99, Vice President and General Counsel 1993-1995, Lincoln Benefit Financial Services, Inc.

DEAN M. WAY, SENIOR VICE PRESIDENT AND ACTUARY, DIRECTOR 1998, Vice President and Actuary 5/92-5/98, Lincoln Benefit Life Company; Senior Vice President and Actuary, Director, 5/98-present, Vice President and Actuary 9/96-5/98, Surety Life Insurance Company.

THOMAS J. WILSON, II, DIRECTOR 1999, Lincoln Benefit Life Company; Director 1/99-present, Surety Life Insurance Company; Senior Vice President, Director 6/95-present, Vice President 1/95-6/95, Allstate Insurance Company; Senior Vice President, Director 7/96-present, Allstate Holdings, Inc.; President 1/99-present, Director 9/95-present, Allstate Life Insurance Company; President 12/98-present, Director 1/99-present, Allstate Life Insurance Company of New York; Senior Vice President 6/95-present, Director 7/95-present, Allstate Property and Casualty Insurance Company; Vice President 1/95-1/99, The Allstate Corporation; Vice President 1993-1995, Sears, Roebuck & Company.

PATRICIA W. WILSON, DIRECTOR 1997, Lincoln Benefit Life Company; Assistant Vice President/Assistant Secretary/Assistant Treasurer, 7/97-present, Assistant Vice President 1/93-7/97, Allstate Life Insurance Company; Assistant Vice President 6/91-present, Director 6/97-present, Allstate Life Insurance Company of New York; Assistant Treasurer 7/97-present, Glenbrook Life Insurance Company; Assistant Treasurer 7/97-present, Glenbrook Life Annuity Company; Assistant Vice President/Assistant Secretary/Assistant Treasurer 7/97-present, Northbrook Life Insurance Company; Director 7/97-present, Surety Life Insurance Company.

B. EUGENE  WRAITH,  PRESIDENT,  CHIEF  OPERATING  OFFICER 1996,  DIRECTOR  1984,
President and Chief Operating Officer 3/96-present, Senior Vice President 4/94-3/96, Vice President 12/81-4/94, Lincoln Benefit Life Company; President and Chief Operating Officer 3/96-present, Executive Vice President 1/94-3/96, Director 9/93-present, Surety Life Insurance Company; Chairman of the Board, Director 1993-1/99, President 5/93-11/96, Lincoln Benefit Financial Services, Inc.; Vice President 3/96-present, Allstate

SEPARATE ACCOUNT. Lincoln Benefit Life Variable Life Account was originally established in 1990, as a segregated asset account of Lincoln Benefit. The Separate Account meets the definition of a "separate account" under the federal securities laws and is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise the management of the Separate Account or Lincoln Benefit.

We own the assets of the Separate Account, but we hold them separate from our other assets. To the extent that these assets are attributable to the Policy Value of the Policies offered by this Prospectus, these assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains, or losses. Our obligations arising under the Policies are general corporate obligations of Lincoln Benefit.

The Separate Account is divided into Subaccounts. The assets of each Subaccount are invested in the shares of one of the Portfolios. We do not guarantee the investment performance of the Separate Account, its Subaccounts or the Portfolios. Values allocated to the Separate Account will rise and fall with the values of shares of the Portfolios and are also reduced by Policy charges. We use the Separate Account to fund our other variable universal life insurance policies.

We will account separately for each type of variable life insurance policy funded by the Separate Account.

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS. We hold the assets of the Separate Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

STATE REGULATION OF LINCOLN BENEFIT. We are subject to the laws of Nebraska and regulated by the Nebraska Department of Insurance. Every year we file an annual statement with the Department of Insurance covering our operations for the previous year and our financial condition as of the end of the year. We are inspected periodically by the Department of Insurance to verify our contract liabilities and reserves. We also are examined periodically by the National Association of Insurance Commissioners. Our books and records are subject to review by the Department of Insurance at all times. We are also subject to regulation under the insurance laws of every jurisdiction in which we operate.

YEAR 2000. The Company is heavily dependent upon complex computer systems for all phases of its operations, including customer service, and policy and contract administration. Since many of the Company's older computer software programs recognize only the last two digits of the year in any date, some software may fail to operate properly in or after the year 1999, if the software is not reprogrammed or replaced ("Year 2000 Issue"). The Company believes that many of its suppliers and counterparties also have Year 2000 Issues which could affect the Company. In 1995, Allstate commenced a plan intended to mitigate and/or prevent the adverse effects of Year 2000 Issues. These strategies include normal development and enhancement of new and existing systems, upgrades to operating systems already covered by maintenance agreements and modifications to existing systems to make them Year 2000 compliant. The plan also includes the Company actively working with its major external counterparties and suppliers to assess their compliance efforts and the Company's exposure to them. The Company presently believes that it will resolve the Year 2000 Issue in a timely manner, and the financial impact will not materially affect its results of operations, liquidity, or financial position. Year 2000 costs are and will be expensed as incurred.

                       MARKET TIMING AND ASSET ALLOCATION

Certain third parties offer market timing and asset allocation services in connection with the Policies. In certain situations, Lincoln Benefit will honor transfer instructions from such third parties provided such market timing and asset allocation services comply with our administrative systems, rules and procedures, which may be modified by us at any time. PLEASE NOTE that fees and charges assessed for such market timing and asset allocation services are separate and distinct from the Policy fees and charges set forth herein. We neither recommend nor discourage such market timing and asset allocation services.

                            DISTRIBUTION OF POLICIES

The Policies described in this Prospectus are sold by registered representatives of broker-dealers who are our licensed insurance agents, either individually or through an incorporated insurance agency.

Allstate Life Financial Services ("ALFS") located at 3100 Sanders Road, Northbrook, IL 60062-7154 serves as principal underwriter of the Policies. ALFS is a wholly owned subsidiary of Allstate Life Financial Services. It is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

Registered representatives who sell the policy will be paid a maximum sales commission of approximately 115% of all Premiums paid during the first year up to a certain amount and 4% of any additional premiums in the first ten years. After the first ten years, we pay compensation at an annual rate of .35% of your Policy's Account Value. In addition, certain bonuses and managerial compensation may be paid. We pay all such commissions and incentives.

During 1998, Lincoln Benefit paid no commissions for sales of the Policies because the Policies were first offered only in 1999.

Lincoln Benefit does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for expenses incurred in distributing the Policies, including any liability arising out of the services we provide on the Policies.

                                LEGAL PROCEEDINGS

There are no pending legal proceedings affecting the Separate Account. Lincoln Benefit and its subsidiaries are engaged in routine law suits which, in our management's judgment, are not of material importance to their respective total assets or material with respect to the Separate Account.

                                  LEGAL MATTERS

All matters of Nebraska law pertaining to the Policy, including the validity of the Policy and our right to issue the Policy under Nebraska law, have been passed upon Carol S. Watson, Senior Vice President and General Counsel of Lincoln Benefit. The Washington, D.C. law firm of Freedman, Levy, Kroll & Simonds has advised Lincoln Benefit about certain legal federal securities law matters in connection with the Policies.

                             REGISTRATION STATEMENT

We have filed a registration statement with the SEC, Washington, D.C., under the Securities Act of 1933 as amended, with respect to the Policies offered by this Prospectus. This Prospectus does not contain all the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement and the exhibits for further information concerning the Separate Account, Lincoln Benefit, and the Policies. The descriptions in this Prospectus of the Policies and other legal instruments are summaries. You should refer to those instruments as filed for their precise terms. You may read the registration statement and other reports that we file at the SEC's public reference room in Washington, D.C. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings are also available to the public on the SEC Internet site (http:\\www.sec.gov).

                                     EXPERTS

The financial statements of Lincoln Benefit Life Variable Life Account as of December 31, 1998, and for each of the periods indicated in the table of contents to the financial statement and the consolidated financial statements of Lincoln Benefit Life Company and subsidiary as of December 31, 1998, and 1997 and for each of the three years in the period ended December 31, 1998, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Actuarial matters included in this Prospectus, including the hypothetical Policy illustrations, have been examined by Matt Monson, Associate Actuary of the Company, and are included in reliance upon his opinion as to their reasonableness.

                              FINANCIAL STATEMENTS

The financial statements of the Separate Account included in this Prospectus reflect the assets attributable to all variable life insurance policies offered by Lincoln Benefit. The financial statements of Lincoln Benefit which are included in this Prospectus should be considered only as bearing on our ability to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                          LINCOLN BENEFIT LIFE VARIABLE
                                  LIFE ACCOUNT


                Financial Statements as of December 31, 1998, and
                    for the periods ended December 31, 1998,
                  December 31, 1997 and December 31, 1996, and
                          Independent Auditors' Report

LINCOLN BENEFIT LIFE
VARIABLE LIFE ACCOUNT

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                         Page

Independent Auditors' Report                                               1

Statements of Net Assets as of December 31, 1998 for the following:

   Investments in Alger American Fund Portfolios:                          2
     Growth
     Income and Growth
     Leveraged AllCap
     MidCap Growth
     Small Capitalization
   Investments in Janus Aspen Series Portfolios:
     Flexible Income
     Balanced
     Growth
     Aggressive Growth
     Worldwide Growth
   Investments in IAI Retirement Funds, Inc. Portfolios:
     Regional
     Reserve
     Balanced
   Investments in Fidelity Variable Insurance Products Fund II Portfolios:
     Asset Manager
     Contrafund
     Index 500
   Investments in Fidelity Variable Insurance Products Fund Portfolios:
     Money Market
     Equity-Income
     Growth
     Overseas
   Investments in Federated Insurance Management Series Portfolios:
     High Income Bond Fund II
     Utility Fund II
     U.S. Government Securities Fund II
   Investments in Scudder Variable Life Investment Fund Portfolios:
     Bond
     Balanced
     Growth and Income
     Global Discovery
     International
   Investments in Strong Variable Insurance Funds, Inc. Portfolios:
     Discovery Fund II
     Growth Fund II
   Investment in Strong Opportunity Fund II, Inc. Portfolio:
     Opportunity Fund II

LINCOLN BENEFIT LIFE
VARIABLE LIFE ACCOUNT

TABLE OF CONTENTS
--------------------------------------------------------------------------------
                                                                           Page

 Investment in T. Rowe Price International Series, Inc. Portfolio:           2
     International Stock
   Investments in T. Rowe Price Equity Series, Inc. Portfolios:
     New America Growth
     Mid-Cap Growth
     Equity Income
   Investments in MFS Variable Insurance Trust Portfolios:
     Growth with Income Series
     Research Series
     Emerging Growth Series
     Total Return Series
     New Discovery Series

Statements of Operations for the following:
For the Period August 17, 1998 to December 31, 1998
   Investments in Alger American Fund Portfolios:                            3
     Growth
     Income and Growth
     Leveraged AllCap
     MidCap Growth
     Small Capitalization

For the Years Ended December 31, 1998, 1997 and 1996
   Investments in Janus Aspen Series Portfolios:                       4, 10, 12
     Flexible Income
     Balanced
     Growth
     Aggressive Growth
     Worldwide Growth
   Investments in IAI Retirement Funds, Inc. Portfolios:               5, 10, 13
     Regional
     Reserve
     Balanced
   Investment in Fidelity Variable Insurance Products
        Fund II Portfolio:                                             5, 10, 13
     Asset Manager

For the Years Ended December 31, 1998, 1997 and the Period May 1, 1996 to December 31, 1996
   Investment in Fidelity Variable Insurance Products
        Fund II Portfolio:                                             5, 10, 13
     Contrafund

For the Period August 17, 1998 to December 31, 1998
   Investment in Fidelity Variable Insurance Products Fund II Portfolio:     5
     Index 500

LINCOLN BENEFIT LIFE
VARIABLE LIFE ACCOUNT

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          Page
For the Years Ended December 31, 1998, 1997 and 1996
   Investments in Fidelity Variable Insurance Products Fund
       Portfolios:                                                     6, 11, 14
     Money Market
     Equity-Income
     Growth
     Overseas
   Investments in Federated Insurance Management Series Portfolios:    6, 11, 15
     High Income Bond Fund II
     Utility Fund II
     U.S. Government Securities Fund II
   Investment in Scudder Variable Life Investment Fund Portfolio:      7, 11, 15
     Bond

For the Period August 17, 1998 to December 31, 1998
     Investments in Scudder Variable Life Investment Fund Portfolios:       7
     Balanced
     Growth and Income
     Global Discovery
     International
   Investments in Strong Variable Insurance Funds, Inc. Portfolios:         7
     Discovery Fund II
     Growth Fund II
   Investment in Strong Opportunity Fund II, Inc. Portfolio:                8
     Opportunity Fund II
   Investment in T. Rowe Price International Series, Inc. Portfolio:        8
     International Stock
   Investments in T. Rowe Price Equity Series, Inc. Portfolio:              8
     New America Growth
     Mid-Cap Growth
     Equity Income
   Investments in MFS Variable Insurance Trust Portfolios:                  9
     Growth with Income Series
     Research Series
     Emerging Growth Series
     Total Return Series
     New Discovery Series

LINCOLN BENEFIT LIFE
VARIABLE LIFE ACCOUNT

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          Page

Statements of Changes in Net Assets for the following:

For the Period August 17, 1998 to December 31, 1998
   Investments in Alger American Fund Portfolios:                          16
     Growth
     Income and Growth
     Leveraged AllCap
     MidCap Growth
     Small Capitalization

For the Years Ended December 31, 1998, 1997 and 1996
   Investments in Janus Aspen Series Portfolios:                      17, 23, 27
     Flexible Income
     Balanced
     Growth
     Aggressive Growth
     Worldwide Growth
   Investments in IAI Retirement Funds, Inc. Portfolios:              18, 24, 28
     Regional
     Reserve
     Balanced
   Investment in Fidelity Variable Insurance Products
       Fund II Portfolio:                                             18, 24, 28
     Asset Manager

For the Years Ended December 31, 1998, 1997 and the Period
May 1, 1996 to December 31, 1996
   Investment in Fidelity Variable Insurance Products
       Fund II Portfolio:                                             18, 24, 28
     Contrafund

For the Period August 17, 1998 to December 31, 1998
   Investment in Fidelity Variable Insurance Products
       Fund II Portfolio:                                                  18
     Index 500

For the Years Ended December 31, 1998, 1997 and 1996
   Investments in Fidelity Variable Insurance Products
       Fund Portfolios:                                               19, 25, 29
     Money Market
     Equity-Income
     Growth
     Overseas
   Investments in Federated Insurance Management Series Portfolios:   19, 26, 30
     High Income Bond Fund II
     Utility Fund II
     U.S. Government Securities Fund II
   Investment in Scudder Variable Life Investment Fund Portfolio:     20, 26, 30
     Bond

LINCOLN BENEFIT LIFE
VARIABLE LIFE ACCOUNT

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                          Page

For the Period August 17, 1998 to December 31, 1998
   Investments in Scudder Variable Life Investment Fund Portfolios:        20
     Balanced
     Growth and Income
     Global Discovery
     International
   Investments in Strong Variable Insurance Funds, Inc. Portfolios:        20
     Discovery Fund II
     Growth Fund II
   Investment in Strong Opportunity Fund II, Inc. Portfolio:               21
     Opportunity Fund II
   Investment in T. Rowe Price International Series, Inc. Portfolio:       21
     International Stock
   Investment in T. Rowe Price Equity Series, Inc. Portfolios:             21
     New America Growth
     Mid-Cap Growth
     Equity Income
   Investments in MFS Variable Insurance Trust Portfolios:                 22
     Growth with Income Series
     Research Series
     Emerging Growth Series
     Total Return Series
     New Discovery Series

Notes to Financial Statements                                          31 - 34

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Lincoln Benefit Life Company:

We have audited the accompanying statements of net assets of each of the sub-accounts ("portfolios" for the purposes of this report), listed in the table of contents, that comprise Lincoln Benefit Life Variable Life Account (the "Account"), a Separate Account of Lincoln Benefit Life Company, an affiliate of The Allstate Corporation, as of December 31, 1998, and the related statements of operations and changes in net assets for the applicable periods indicated in the table of contents. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1998. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the portfolios, listed in the table of contents, that comprise the Account as of December 31, 1998, and the results of their operations, and the changes in their net assets for each of the periods, indicated in the table of contents, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Chicago, Illinois
March 18, 1999

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

STATEMENTS OF NET ASSETS
DECEMBER 31, 1998

($ in thousands)

NET ASSETS
Investments in Alger American Fund Portfolios:
   Growth, 310 shares (cost $14)                                      $     16
   Income and Growth, 1,232 shares (cost $15)                               16
   Leveraged AllCap, 13 shares (cost $0)                                     -
   MidCap Growth, 103 shares (cost $3)                                       3
   Small Capitalization, 268 shares (cost $10)                              12

Investments in Janus Aspen Series Portfolios:
   Flexible Income, 138,350 shares (cost $1,643)                         1,669
   Balanced, 415,245 shares (cost $7,669)                                9,343
   Growth, 810,845 shares (cost $14,916)                                19,087
   Aggressive Growth, 586,046 shares (cost $12,465)                     16,169
   Worldwide Growth, 1,030,323 shares (cost $25,718)                    29,972

Investments in IAI Retirement Funds, Inc. Portfolios:
   Regional, 175,763 shares (cost $2,676)                                2,756
   Reserve, 13,954 shares (cost $140)                                      141
   Balanced, 43,437 shares (cost $603)                                     678

Investments in Fidelity Variable Insurance Products Fund II
Portfolios:
   Asset Manager, 297,330 shares (cost $5,074)                           5,400
   Contrafund, 588,594 shares (cost $12,028)                            14,385
   Index 500, 292 shares (cost $38)                                         41

Investments in Fidelity Variable Insurance Products
Fund Portfolios:
   Money Market, 9,167,244 shares (cost $9,167)                          9,167
   Equity-Income, 926,934 shares (cost $21,032)                         23,563
   Growth, 532,212 shares (cost $18,609)                                23,880
   Overseas, 364,181 shares (cost $7,180)                                7,302

Investments in Federated Insurance Management Series Portfolios:
   High Income Bond Fund II, 335,177 shares (cost $3,642)                3,660
   Utility Fund II, 168,373 shares (cost $2,231)                         2,571
   U.S. Government Securities Fund II, 110,463 shares (cost $1,196)      1,232

Investments in Scudder Variable Life Investment Fund Portfolios:
   Bond, 106,134 shares (cost $632)                                        730
   Balanced, 211 shares (cost $3)                                            3
   Growth and Income, 282 shares (cost $3)                                   3
   Global Discovery, 349 shares (cost $3)                                    3
   International, 289 shares (cost $4)                                       4

Investments in Strong Variable Insurance Funds, Inc., Portfolios:
   Discovery Fund II, 0 shares                                               -
   Growth Fund II, 0 shares                                                  -

Investment in Strong Opportunity Fund II, Inc. Portfolio:
   Opportunity Fund II, 86 shares (cost $2)                                  2

Investment in T. Rowe Price International Series, Inc. Portfolio:
   International Stock, 8 shares (cost $0)                                   -

Investments in T. Rowe Price Equity Series, Inc. Portfolios:
   New America Growth, 104 shares (cost $3)                                  3
   Mid-Cap Growth, 459 shares (cost $7)                                      7
   Equity Income, 275 shares (cost $5)                                       5

Investments in MFS Variable Insurance Trust Portfolios:
   Growth with Income Series, 149 shares (cost $3)                           3
   Research Series, 197 shares (cost $4)                                     4
   Emerging Growth Series, 147 shares (cost $3)                              3
   Total Return Series, 1,204 shares (cost $21)                             22
   New Discovery Series, 25 shares (cost $0)                                 -
                                                                      --------
       Net assets                                                     $171,855
                                                                      ========
     See notes to financial statements.


LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF OPERATIONS
($ in thousands)                                         Alger American Fund Portfolios
                                           ---------------------------------------------------------
                                              For the Period August 17, 1998 to December 31, 1998
                                           ---------------------------------------------------------
                                                      Income and Leveraged    MidCap    Small
                                            Growth      Growth    AllCap      Growth  Capitalization
                                           --------    --------  ---------   -------- --------------

INVESTMENT INCOME
Dividends                                  $     --    $     --   $    --    $    --    $     --
Charges from Lincoln Benefit Life Company:
     Mortality and expense risk                  --          --        --         --          --
     Administrative expense                      --          --        --         --          --
                                           --------    --------   --------   --------   --------

       Net investment income (loss)              --          --        --         --          --
                                           --------    --------   --------   --------   --------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from
sales of investments:
  Proceeds from sales                            11          --        --         --          11
  Cost of investments sold                      (11)         --        --         --         (11)
                                           --------   --------   --------   --------    --------

       Net realized gains (losses)               --          --        --         --          --
                                           --------   --------   --------   --------    --------

Change in unrealized gains (losses)               2           1        --         --           2
                                           --------   --------   --------   --------    --------

       Net gains (losses) on investments          2           1        --         --           2
                                           --------   --------   --------   --------    --------
CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                  $      2    $      1   $    --    $    --     $     2
                                           ========    ========   ========   ========    ========



See notes to financial statemens.



LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF OPERATIONS
($ in thousands)
                                                            Janus Aspen Series Portfolios
                                           -------------------------------------------------------------
                                                        For the Year Ended December 31, 1998
                                           -------------------------------------------------------------
                                           Flexible                              Aggressive    Worldwide
                                             Income      Balanced     Growth       Growth       Growth
                                           ---------    ---------    ---------   ----------    ---------

INVESTMENT INCOME
Dividends                                    $    82    $     265     $    820    $      --    $     901
Charges from Lincoln Benefit Life Company:
     Mortality and expense risk                   (9)         (56)         (93)         (79)        (165)
     Administrative expense                       (2)          (9)         (23)         (23)         (43)
                                           ---------    ---------    ---------    ---------    ---------

       Net investment income (loss)               71          200          704         (102)         693
                                           ---------    ---------    ---------    ---------    ---------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from
sales of investments:
  Proceeds from sales                            866        3,583        5,432       14,012       25,446
  Cost of investments sold                      (852)      (3,294)      (5,026)     (13,027)     (23,546)
                                           ---------    ---------    ---------    ---------    ---------

       Net realized gains (losses)                14          289          406          985        1,900
                                           ---------    ---------    ---------    ---------    ---------

Change in unrealized gains (losses)               (1)       1,313        3,161        2,976        2,958
                                           ---------    ---------    ---------    ---------    ---------

       Net gains (losses) on investments          13        1,602        3,567        3,961        4,858
                                           ---------    ---------    ---------    ---------    ---------
CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                    $    84    $   1,802    $   4,271    $   3,859    $   5,551
                                           =========    =========    =========    =========    =========



See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF OPERATIONS
($ in thousands)                                                                  Fidelity Variable Insurance Products
                                        IAI Retirement Funds, Inc. Portfolios              Fund II Portfolios
                                        --------------------------------------    ---------------------------------------
                                                                                                          For the Period
                                                                                                            August 17,
                                                                 For the Year Ended                      1998 to December
                                                                 December 31, 1998                           31, 1998
                                        ---------------------------------------------------------------- ----------------
                                                                                    Asset        Contra-
                                            Regional     Reserve     Balanced      Manager         fund     Index 500
                                           ---------    ---------    ---------    ---------    ---------    ---------

INVESTMENT INCOME
Dividends                                   $    152    $       8    $      13    $     507    $     414    $      --
Charges from Lincoln Benefit Life Company:
     Mortality and expense risk                  (19)          (1)          (4)         (33)         (67)          --
     Administrative expense                       (6)          --           (1)          (9)         (18)          --
                                           ---------    ---------    ---------    ---------    ---------    ---------

       Net investment income (loss)              127            7            8          465          329           --
                                           ---------    ---------    ---------    ---------    ---------    ---------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from
sales of investments:
  Proceeds from sales                            935          262          205        9,810       13,181           13
  Cost of investments sold                      (918)        (263)        (193)      (9,652)     (12,650)         (13)
                                           ---------    ---------    ---------    ---------    ---------    ---------

       Net realized gains (losses)                17           (1)          12          158          531           --
                                           ---------    ---------    ---------    ---------    ---------    ---------

Change in unrealized gains (losses)             (142)           2           35           55        1,875            3
                                           ---------    ---------    ---------    ---------    ---------    ---------

       Net gains (losses) on investments        (125)           1           47          213        2,406            3
                                           ---------    ---------    ---------    ---------    ---------    ---------

CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                  $       2    $       8    $      55    $     678    $   2,735    $       3
                                           =========    =========    =========    =========    =========    =========



See notes to financial statements.



LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF OPERATIONS
($ in thousands)
                                                  Fidelity Variable Insurance Products          Federated Insurance Management
                                                           Fund Portfolios                             Series Portfolios
                                           ------------------------------------------------   --------------------------------------
                                                                     For the Year Ended December 31, 1998
                                           -----------------------------------------------------------------------------------------
                                                                                              High Income            U.S. Government
                                             Money       Equity-                                 Bond       Utility   Securities
                                             Market      Income       Growth       Overseas     Fund II     Fund II     Fund II
                                           ---------    ---------    ---------    ---------   -----------   --------- --------------

INVESTMENT INCOME
Dividends                                  $     480    $   1,066    $   1,768    $     400    $      82    $     108    $      10
Charges from Lincoln Benefit Life Company:
     Mortality and expense risk                  (63)        (138)        (121)         (38)         (21)         (13)          (7)
     Administrative expense                      (14)         (35)         (33)         (11)          (5)          (4)          (1)
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------

       Net investment income (loss)              403          893        1,614          351           56           91            2
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from
sales of investments:
  Proceeds from sales                        149,121       11,949       12,013       41,560        6,227          730        2,309
  Cost of investments sold                  (149,121)     (11,196)     (11,255)     (41,063)      (6,160)        (675)      (2,281)
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------

       Net realized gains (losses)                --          753          758          497           67           55           28
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------

Change in unrealized gains (losses)               --          335        3,446          125          (69)         120           26
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------

       Net gains (losses) on investments          --        1,088        4,204          622           (2)         175           54
                                           ---------    ---------    ---------    ---------    ---------    ---------    ---------
CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                  $     403    $   1,981    $   5,818    $     973    $      54    $     266    $      56
                                           =========    =========    =========    =========    =========    =========    =========



See notes to financial statements.



LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF OPERATIONS
($ in thousands)                                                                                   Strong Variable
                                                                                                 Insurance Funds, Inc.
                                              Scudder Variable Life Investment Fund Portfolios         Portfolios
                                           ----------------------------------------------------- ---------------------
                                            For the
                                           Year Ended
                                            December                       For the Period August 17, 1998
                                            31, 1998                             to December 31, 1998
                                           ---------   ---------------------------------------------------------------
                                                                Growth and   Global      Inter-   Discovery    Growth
                                            Bond       Balanced    Income   Discovery   national   Fund II    Fund II
                                           ---------   --------   --------  ---------  ---------   --------   --------

INVESTMENT INCOME
Dividends                                   $    36     $    --    $    --   $     --   $     --   $     --    $    --
Charges from Lincoln Benefit Life Company:
     Mortality and expense risk                  (4)         --         --         --         --         --         --
     Administrative expense                      (1)         --         --         --         --         --         --
                                           --------    --------   --------   --------   --------   --------   --------

       Net investment income (loss)              31          --         --         --         --         --         --
                                           --------    --------   --------   --------   --------   --------   --------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from
sales of investments:
  Proceeds from sales                           654          --         --         --         --         --         --
  Cost of investments sold                     (722)         --         --         --         --         --         --
                                           --------    --------   --------   --------   --------   --------   --------

       Net realized gains (losses)              (68)         --         --         --         --         --         --
                                           --------    --------   --------   --------   --------   --------   --------

Change in unrealized gains (losses)              69          --         --         --         --         --         --
                                           --------    --------   --------   --------   --------   --------   --------

       Net gains (losses) on investments          1          --         --         --         --         --         --
                                           --------    --------   --------   --------   --------   --------   --------
CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                  $     32    $     --   $     --   $     --   $     --   $     --   $     --
                                           ========    ========   ========   ========   ========   ========   ========


See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF OPERATIONS
($ in thousands)                                                T. Rowe
                                                  Strong      Price Inter-
                                                 Opportunity   national
                                                Fund II, Inc. Series, Inc.     T. Rowe Price Equity Series,
                                                  Portfolio    Portfolio               Inc. Portfolios
                                                -----------------------   ------------------------------------
                                                       For the Period August 17, 1998 to December 31, 1998
                                                --------------------------------------------------------------
                                                              Inter-           New
                                                Opportunity  national       America      Mid-Cap      Equity
                                                 Fund II      Stock          Growth       Growth       Income
                                                ----------   ----------   ----------   ----------   ----------

     INVESTMENT INCOME
     Dividends                                  $       --   $       --   $       --   $       --   $       --
     Charges from Lincoln Benefit Life Company:
          Mortality and expense risk                    --           --           --           --           --
          Administrative expense                        --           --           --           --           --
                                                ----------   ----------   ----------   ----------   ----------

            Net investment income (loss)                --           --           --           --           --
                                                ----------   ----------   ----------   ----------   ----------


     REALIZED AND UNREALIZED GAINS
       (LOSSES) ON INVESTMENTS
     Realized gains (losses) from
     sales of investments:
       Proceeds from sales                              --           --           --           --           --
       Cost of investments sold                         --           --           --           --           --
                                                ----------   ----------   ----------   ----------   ----------

            Net realized gains (losses)                 --           --           --           --           --
                                                ----------   ----------   ----------   ----------   ----------

     Change in unrealized gains (losses)                --           --           --           --           --
                                                ----------   ----------   ----------   ----------   ----------

            Net gains (losses) on investments           --           --           --           --           --
                                                ----------   ----------   ----------   ----------   ----------
     CHANGE IN NET ASSETS
     RESULTING FROM OPERATIONS                  $       --   $       --   $       --   $       --   $       --
                                                ==========   ==========   ==========   ==========   ==========



See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF OPERATIONS
($ in thousands)
                                                        MFS Variable Insurance Trust Portfolios
                                              --------------------------------------------------------
                                                  For the Period August 17, 1998 to December 31, 1998
                                              --------------------------------------------------------
                                                   Growth              Emerging    Total        New
                                                with Income Research    Growth     Return    Discovery
                                                  Series     Series     Series     Series     Series
                                              ------------- --------  --------   --------    ---------

     INVESTMENT INCOME
     Dividends                                  $     --   $     --   $     --   $     --    $     --
     Charges from Lincoln Benefit Life Company:
          Mortality and expense risk                  --         --         --         --          --
          Administrative expense                      --         --         --         --          --
                                                --------   --------   --------   --------    --------

            Net investment income (loss)              --         --         --         --          --
                                                --------   --------   --------   --------    --------


     REALIZED AND UNREALIZED GAINS
       (LOSSES) ON INVESTMENTS
     Realized gains (losses) from
     sales of investments:
       Proceeds from sales                            --         --         --          3          --
       Cost of investments sold                       --         --         --         (3)         --
                                                --------   --------   --------   --------    --------

            Net realized gains (losses)               --         --         --         --          --
                                                --------   --------   --------   --------    --------

     Change in unrealized gains (losses)              --         --         --          1          --
                                                --------   --------   --------   --------    --------

            Net gains (losses) on investments         --         --         --          1          --
                                                --------   --------   --------   --------    --------


     CHANGE IN NET ASSETS
     RESULTING FROM OPERATIONS                  $     --   $     --   $     --   $      1    $     --
                                                ========   ========   ========   ========    ========


   See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------------------------------------------------------
($ in thousands)                                                                                              Fidelity  Variable
                                                                                         IAI Retirement Funds,Insurance Products
                                              Janus Aspen Series Portfolios                   Inc. Portfolios Fund II Portfolios
                                           --------------------------------------------- ------ ----- -----   -------  -------
                                           Flexible                  Aggressive Worldwide Regi- Res-   Bal-    Asset   Contra-
                                            Income  Balanced  Growth   Growth    Growth   onal  erve  anced   Manager  fund
                                           -------  -------- ------- ---------- --------  ----- ----- -----   -------  -------
INVESTMENT INCOME
Dividends                                  $    49  $    86  $   189  $   --    $    181  $  94  $  6  $  10  $   305  $    51
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                    (5)     (18)     (46)      (46)      (81)   (16)   (1)    (2)     (21)     (27)
  Administrative expense                        (1)      (5)     (12)      (14)       (9)    (5)    --    (1)      (6)      (6)
                                           ---------  ------- -------- --------- -------- ------ ------ ------ -------- ------
     Net investment income (loss)               43       63      131       (60)       91     73     5      7      278       18
                                           ---------  ------- -------- --------- -------- ------ ------ ------ -------- ------

REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from
sales of investments:
  Proceeds from sales                        1,087    2,365    7,818    11,046    17,134    953    53    171    3,642    6,207
  Cost of investments sold                  (1,066)  (2,221)  (7,446)  (10,625)  (15,964)  (888)  (54)  (160)  (3,388)  (5,900)
                                           ---------  ------- -------- --------- -------- ------ ------ ------ -------- ------
     Net realized gains (losses)                21      144      372       421     1,170     65    (1)    11      254      307
                                           ---------  ------- -------- --------- -------- ------ ------ ------ -------- ------
Change in unrealized gains (losses)              9      260      640       632       600    113     --    24       (1)     373
                                           ---------  ------- -------- --------- -------- ------ ------ ------ -------- ------
     Net gains (losses) on investments          30      404    1,012     1,053     1,770    178    (1)    35      253      680
                                           ---------  ------- -------- --------- -------- ------ ------ ------ -------- ------
CHANGE IN NET ASSETS
  RESULTING FROM OPERATIONS                $    73  $   467  $ 1,143  $    993  $  1,861  $ 251  $  4  $  42  $   531  $   698
                                           =======  =======  =======  ========  ========  =====  ====  =====  =======  =======



See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------------------------------------------------

($ in thousands)                                                                                        Scudder
                                                                                                        Variable
                                                                                                          Life
                                                                                   Federated Insurance Investment
                                            Fidelity Variable Insurance Products     Management Series    Fund
                                                        Fund Portfolios                Portfolios      Portfolio
                                           -------------------------------------    ------------------  --------
                                                                                                  U.S
                                                                                   High          Gov't
                                                                                  Income         Securi-
                                             Money    Equity-                      Bond  Utility ties
                                            Market    Income   Growth   Overseas  Fund II Fund II FundII  Bond
                                           ---------  -------  -------  --------  ------- ------  -----  ------

INVESTMENT INCOME
Dividends                                  $     315  $   846  $   318  $    252  $    61  $  44  $   9  $  30
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                     (41)     (78)     (72)      (25)      (8)    (8)    (2)    (3)
  Administrative expense                          (8)      (5)     (22)       (7)      (2)    (3)    --     (1)
                                           ---------  -------  -------  --------  -------  -----  -----  -----
     Net investment income (loss)                266      763      224       220       51     33      7     26
                                           ---------  -------  -------  --------  -------  -----  -----  -----

 REALIZED AND UNREALIZED GAINS
   (LOSSES) ON INVESTMENTS
 Realized gains (losses) from
 sales of investments:
   Proceeds from sales                       105,015    8,773    9,943    21,506    2,364    734    261    576
   Cost of investments sold                 (105,015)  (8,484)  (9,231)  (20,961)  (2,313)  (665)  (257)  (577)
                                           ---------  -------  -------  --------  -------  -----  -----  -----
     Net realized gains (losses)                  --      289      712       545       51     69      4     (1)
                                           ---------  -------  -------  --------  -------  -----  -----  -----
 Change in unrealized gains (losses)              --    1,539    1,095      (267)      48    166      7     13
                                           ---------  -------  -------  --------  -------  -----  -----  -----

     Net gains (losses) on investments            --    1,828    1,807       278       99    235     11     12
                                           ---------  -------  -------  --------  -------  -----  -----  -----
 CHANGE IN NET ASSETS
   RESULTING FROM OPERATIONS               $     266  $ 2,591  $ 2,031  $    498  $   150  $ 268  $  18  $  38
                                           =========  =======  =======  ========  =======  =====  =====  =====




See notes to financial statements.



LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------

($ in thousands)

                                                                    Janus Aspen Series Portfolios
                                                  ----------------------------------------------------------------
                                                                For the Year Ended December 31, 1996
                                                  ----------------------------------------------------------------
                                                     Flexible                             Aggressive    Worldwide
                                                      Income      Balanced     Growth      Growth        Growth
                                                  ------------  ----------  ----------  ------------ -------------

      INVESTMENT INCOME
      Dividends                                    $      29    $      24    $      67    $      33    $      70
      Charges from Lincoln Benefit Life Company:
        Mortality and expense risk                        (3)          (5)         (18)         (23)         (27)
        Administrative expense                            --           (1)          (4)          (5)          (6)
                                                  ----------   ----------   ----------    ---------    ---------

           Net investment income (loss)                   26           18           45            5           37
                                                  ----------   ----------   ----------    ---------    ---------

      REALIZED AND UNREALIZED GAINS
        (LOSSES) ON INVESTMENTS
      Realized gains (losses) from
      sales of investments:
        Proceeds from sales                            3,253          541        4,620        3,894        4,048
        Cost of investments sold                      (3,262)        (513)      (4,460)      (3,743)      (3,724)
                                                  ----------   ----------   ----------    ---------    ---------
           Net realized gains (losses)                    (9)          28          160          151          324
                                                  ----------   ----------   ----------    ---------    ---------
      Change in unrealized gains (losses)                 13           64          197         (107)         450
                                                  ----------   ----------   ----------    ---------    ---------

           Net gains (losses) on investments               4           92          357           44          774
                                                  ----------   ----------   ----------    ---------    ---------
      CHANGE IN NET ASSETS
        RESULTING FROM OPERATIONS                  $      30    $     110    $     402    $      49    $     811
                                                  ==========   ==========   ==========    =========    =========



     See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------------------------------------
($ in thousands)
                                                                                            Fidelity
                                                                                       Variable Insurance
                                           IAI Retirement Funds, Inc. Portfolios   Products Fund II Portfolios
                                           -------------------------------------    --------------------------
                                                                                               For the Period
                                                                                               May 1, 1996 to
                                                  For the Year Ended December 31, 1996       December 31, 1996
                                           ------------------------------------------------- -----------------
                                                                                      Asset
                                              Regional     Reserve     Balanced      Manager    Contrafund
                                             ---------    ---------    ---------    --------    ----------


INVESTMENT INCOME
Dividends                                    $      57    $       6    $       3    $      94    $      --
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                        (8)          (1)          (1)         (13)          (4)
  Administrative expense                            (2)          --           --           (3)          --
                                             ---------    ---------    ---------    ---------    ---------
     Net investment income (loss)                   47            5            2           78           (4)
                                             ---------    ---------    ---------    ---------    ---------

REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from
sales of investments:
  Proceeds from sales                            1,894          219           56          724        2,224
  Cost of investments sold                      (1,832)        (219)         (54)        (697)      (2,183)
                                             ---------    ---------    ---------    ---------    ---------
     Net realized gains (losses)                    62           --            2           27           41
                                             ---------    ---------    ---------    ---------    ---------
Change in unrealized gains (losses)                  6           --           13          143          109
                                             ---------    ---------    ---------    ---------    ---------

     Net gains (losses) on investments              68           --           15          170          150
                                             ---------    ---------    ---------    ---------    ---------
CHANGE IN NET ASSETS
  RESULTING FROM OPERATIONS                  $     115    $       5    $      17    $     248    $     146
                                             =========    =========    =========    =========    =========


    See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------

($ in thousands)
                                           Fidelity Variable Insurance Products Fund Portfolios
                                          ------------------------------------------------------
                                                    For the Year Ended December 31, 1996
                                          ------------------------------------------------------
                                               Money        Equity-
                                              Market        Income      Growth      Overseas
                                             ---------    ---------    ---------    ---------
INVESTMENT INCOME
Dividends                                    $     185    $     152    $     297    $      44
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                       (25)         (35)         (44)         (15)
  Administrative expense                            (5)          (7)          (9)          (3)
                                             ---------    ---------    ---------    ---------
   Net investment income (loss)                    155          110          244           26
                                             ---------    ---------    ---------    ---------

REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from
sales of investments:
  Proceeds from sales                           54,684        4,355       13,992        3,383
  Cost of investments sold                     (54,684)      (4,196)     (13,912)      (3,364)
                                             ---------    ---------    ---------    ---------
   Net realized gains (losses)                      --          159           80           19
                                             ---------    ---------    ---------    ---------
Change in unrealized gains (losses)                 --          381          367          206
                                             ---------    ---------    ---------    ---------

   Net gains (losses) on investments                --          540          447          225
                                             ---------    ---------    ---------    ---------
CHANGE IN NET ASSETS
  RESULTING FROM OPERATIONS                  $     155    $     650    $     691    $     251
                                             =========    =========    =========    =========




   See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------

($ in thousands)                                                                     Scudder
                                                                                    Variable
                                                                                      Life
                                                                                   Investment
                                            Federated Insurance Management Series     Fund
                                                           Portfolios              Portfolio
                                            -------------------------------------------------
                                                  For the Year Ended December 31, 1996
                                            -------------------------------------------------
                                                                          U.S.
                                                High                   Government
                                            Income Bond    Utility     Securities
                                              Fund II      Fund II     Fund II        Bond
                                            -----------   ---------    ----------   ---------

INVESTMENT INCOME
Dividends                                    $      50    $      30    $       9    $      30
Charges from Lincoln Benefit Life Company:
  Mortality and expense risk                        (4)          (5)          (1)          (3)
  Administrative expense                            (1)          (1)          --           (1)
                                             ---------    ---------    ---------    ---------
   Net investment income (loss)                     45           24            8           26
                                             ---------    ---------    ---------    ---------

REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from
sales of investments:
  Proceeds from sales                            3,205        1,512          174          926
  Cost of investments sold                      (3,200)      (1,457)        (175)        (948)
                                             ---------    ---------    ---------    ---------
   Net realized gains (losses)                       5           55           (1)         (22)
                                             ---------    ---------    ---------    ---------
Change in unrealized gains (losses)                 22           21            1            7
                                             ---------    ---------    ---------    ---------

   Net gains (losses) on investments                27           76           --          (15)
                                             ---------    ---------    ---------    ---------
CHANGE IN NET ASSETS
  RESULTING FROM OPERATIONS                  $      72    $     100    $       8    $      11
                                             =========    =========    =========    =========




See notes to financial statements.



LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS

            ($ in thousands)
                                                     Alger American Fund Portfolios
                                     ---------------------------------------------------------
                                        For the Period August 17, 1998 to December 31, 1998
                                     ---------------------------------------------------------
                                                Income and  Leveraged   MidCap      Small
                                       Growth    Growth      AllCap     Growth  Capitalization
                                     ---------  ---------   --------   -------- --------------

FROM OPERATIONS
Net investment income (loss)          $     --   $     --   $     --   $     --   $     --
Net realized gains (losses)                 --         --         --         --         --
Change in unrealized gains (losses)          2          1         --         --          2
                                      --------   --------   --------   --------   --------

Change in net assets resulting
  from operations                            2          1         --         --          2
                                      --------   --------   --------   --------   --------

FROM CAPITAL TRANSACTIONS
Deposits                                     7          3         --         --          4
Payments on termination                     --         --         --         --         --
Contract maintenance charges                --         --         --         --         --
Loans - net                                 --         --         --         --         --
Transfers among the portfolios
  and with the Fixed Account - net           7         12         --          3          6
                                      --------   --------   --------   --------   --------

Change in net assets resulting
  from capital transactions                 14         15         --          3         10
                                      --------   --------   --------   --------   --------

INCREASE (DECREASE)IN NET ASSETS            16         16         --          3         12

NET ASSETS AT BEGINNING OF PERIOD           --         --         --         --         --
                                      --------   --------   --------   --------   --------

NET ASSETS AT END OF PERIOD           $     16   $     16   $     --   $      3   $     12
                                      ========   ========   ========   ========   ========


See notes to financial statements.



LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS

            ($ in thousands)

                                                   Janus Aspen Series Portfolios
                                      -------------------------------------------------------------
                                                   For the Year Ended December 31, 1998
                                      -------------------------------------------------------------
                                       Flexible                             Aggressive    Worldwide
                                        Income      Balanced     Growth       Growth       Growth
                                      ---------    ---------    ---------    ---------    ---------

FROM OPERATIONS
Net investment income (loss)          $      71    $     200    $     704    $    (102)   $     693
Net realized gains (losses)                  14          289          406          985        1,900
Change in unrealized gains (losses)          (1)       1,313        3,161        2,976        2,958
                                      ---------    ---------    ---------    ---------    ---------

Change in net assets resulting
  from operations                            84        1,802        4,271        3,859        5,551
                                      ---------    ---------    ---------    ---------    ---------

FROM CAPITAL TRANSACTIONS
Deposits                                    107        1,270        2,626        2,380        4,307
Payments on termination                      (7)         (63)        (252)        (248)        (428)
Contract maintenance charges                (55)        (361)        (879)        (840)      (1,444)
Loans - net                                 (81)         (85)        (298)        (165)        (562)
Transfers among the portfolios
  and with the Fixed Account - net          724        3,291        4,529        2,191        5,862
                                      ---------    ---------    ---------    ---------    ---------

Change in net assets resulting
  from capital transactions                 688        4,052        5,726        3,318        7,735
                                      ---------    ---------    ---------    ---------    ---------

INCREASE (DECREASE)IN NET ASSETS            772        5,854        9,997        7,177       13,286

NET ASSETS AT BEGINNING OF PERIOD           897        3,489        9,090        8,992       16,686
                                      ---------    ---------    ---------    ---------    ---------

NET ASSETS AT END OF PERIOD           $   1,669    $   9,343    $  19,087    $  16,169    $  29,972
                                      =========    =========    =========    =========    =========

See notes to financial statements.





LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS

            ($ in thousands)                                                     Fidelity Variable Insurance Products
                                       IAI Retirement Funds, Inc. Portfolios              Fund II Portfolios
                                      --------------------------------------    -----------------------------------------
                                                                                                           For the Period
                                                                                                           August 17, 1998
                                                                                                             to December
                                                   For the Year Ended December 31, 1998                       31, 1998
                                      ------------------------------------------------------------------   --------------
                                                                                  Asset       Contra-
                                       Regional      Reserve       Balanced      Manager       fund           Index 500
                                      ----------    ----------    ----------    ----------    ----------    -------------

FROM OPERATIONS
Net investment income (loss)          $      127    $        7    $        8    $      465    $      329    $       --
Net realized gains (losses)                   17            (1)           12           159           531            --
Change in unrealized gains (losses)         (142)            2            35            55         1,875             3
                                      ----------    ----------    ----------    ----------    ----------    ----------

Change in net assets resulting
  from operations                              2             8            55           679         2,735             3
                                      ----------    ----------    ----------    ----------    ----------    ----------

FROM CAPITAL TRANSACTIONS
Deposits                                     525             7            90           765         2,307            20
Payments on termination                      (35)           --            (2)         (123)          (95)           --
Contract maintenance charges                (195)           (6)          (33)         (263)         (673)           --
Loans - net                                  (36)           --            (8)          (54)         (338)           --
Transfers among the portfolios
  and with the Fixed Account - net          (208)          (67)          193           511         3,545            18
                                      ----------    ----------    ----------    ----------    ----------    ----------

Change in net assets resulting
  from capital transactions                   51           (66)          240           836         4,746            38
                                      ----------    ----------    ----------    ----------    ----------    ----------

INCREASE (DECREASE)IN NET ASSETS              53           (58)          295         1,515         7,481            41

NET ASSETS AT BEGINNING OF PERIOD          2,703           199           383         3,885         6,904            --
                                      ----------    ----------    ----------    ----------    ----------    ----------

NET ASSETS AT END OF PERIOD           $    2,756    $      141    $      678    $    5,400    $   14,385    $       41
                                      ==========    ==========    ==========    ==========    ==========    ==========




See notes to financial statements.



LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS

            ($ in thousands)
                                             Fidelity Variable Insurance Products         Federated Insurance Management
                                                        Fund Portfolios                           Series Portfolios
                                      ------------------------------------------------   ------------------------------------
                                                            For the Year Ended December 31, 1998
                                      ---------------------------------------------------------------------------------------
                                                                                         High Income            U.S. Government
                                        Money       Equity-                                 Bond        Utility    Securities
                                        Market      Income        Growth      Overseas     Fund II      Fund II     Fund II
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------


FROM OPERATIONS
Net investment income (loss)          $     403    $     893    $   1,614    $     351    $      56    $      91    $       2
Net realized gains (losses)                  --          753          758          497           67           55           28
Change in unrealized gains (losses)          --          335        3,446          125          (69)         120           26
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------

Change in net assets resulting
  from operations                           403        1,981        5,818          973           54          266           56
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------

FROM CAPITAL TRANSACTIONS
Deposits                                 38,647        3,505        3,241          824          519          183          115
Payments on termination                    (100)        (395)        (354)        (125)         (59)         (48)         (30)
Contract maintenance charges               (729)      (1,219)      (1,181)        (326)        (173)         (94)         (47)
Loans - net                                (458)        (551)        (400)         (72)         (41)         (68)         (18)
Transfers among the portfolios
  and with the Fixed Account - net      (33,765)       4,082        4,386          774        1,275          966          871
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------

Change in net assets resulting
  from capital transactions               3,595        5,422        5,692        1,075        1,521          939          891
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------

INCREASE (DECREASE)IN NET ASSETS          3,998        7,403       11,510        2,048        1,575        1,205          947

NET ASSETS AT BEGINNING OF PERIOD         5,169       16,160       12,370        5,254        2,085        1,366          285
                                      ---------    ---------    ---------    ---------    ---------    ---------    ---------

NET ASSETS AT END OF PERIOD           $   9,167    $  23,563    $  23,880    $   7,302    $   3,660    $   2,571    $   1,232
                                      =========    =========    =========    =========    =========    =========    =========



      See notes to financial statements.



LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS

            ($ in thousands)
                                                                                                      Strong Variable
                                                                                                     Insurance Funds, Inc.
                                            Scudder Variable Life Investment Fund Portfolios            Portfolios
                                    ------------------------------------------------------------   ---------------------
                                     For the Year
                                    Ended December
                                      31, 1998              For the Period August 17, 1998 to December 31, 1998
                                    -------------  ----------------------------------------------------------------------
                                                              Growth and   Global       Inter-     Discovery    Growth
                                        Bond       Balanced     Income    Discovery    national    Fund II      Fund II
                                    -------------  ---------  ----------   ---------   ---------   ---------   ---------


FROM OPERATIONS
Net investment income (loss)          $      31    $      --   $      --   $      --   $      --   $      --   $      --
Net realized gains (losses)                 (68)          --          --          --          --          --          --
Change in unrealized gains (losses)          69           --          --          --          --          --          --
                                      ---------    ---------   ---------   ---------   ---------   ---------   ---------
Change in net assets resulting
  from operations                            32           --          --          --          --          --          --
                                      ---------    ---------   ---------   ---------   ---------   ---------   ---------

FROM CAPITAL TRANSACTIONS
Deposits                                    125           --           3          --          --          --          --
Payments on termination                     (35)          --          --          --          --          --          --
Contract maintenance charges                (55)          --          --          --          --          --          --
Loans - net                                  (4)          --          --          --          --          --          --
Transfers among the portfolios
  and with the Fixed Account - net          120            3          --           3           4          --          --
                                      ---------    ---------   ---------   ---------   ---------   ---------   ---------

Change in net assets resulting
  from capital transactions                 151            3           3           3           4          --          --
                                      ---------    ---------   ---------   ---------   ---------   ---------   ---------

INCREASE(DECREASE)IN NET ASSETS             183            3           3           3           4          --          --

NET ASSETS AT BEGINNING OF PERIOD           547           --          --          --          --          --          --
                                      ---------    ---------   ---------   ---------   ---------   ---------   ---------

NET ASSETS AT END OF PERIOD           $     730    $       3   $       3   $       3   $       4   $      --   $      --
                                      =========    =========   =========   =========   =========   =========   =========


     See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS

            ($ in thousands)
                                       Strong    T. Rowe Price
                                     Opportunity International
                                    Fund II, Inc.  Series, Inc.    T. Rowe Price Equity Series, Inc.
                                      Portfolio   Portfolio                Portfolios
                                    ------------ -----------   -------------------------------------
                                            For the Period August 17, 1998 to December 31, 1998
                                    ----------------------------------------------------------------
                                     Opportuntiy  International New America    Mid-Cap     Equity
                                       Fund II       Stock        Growth       Growth      Income
                                     -----------   ----------   ----------   ----------   ----------

FROM OPERATIONS
Net investment income (loss)          $       --   $       --   $       --   $       --   $       --
Net realized gains (losses)                   --           --           --           --           --
Change in unrealized gains (losses)           --           --           --           --           --
                                      ----------   ----------   ----------   ----------   ----------

Change in net assets resulting
  from operations                             --           --           --           --           --
                                      ----------   ----------   ----------   ----------   ----------

FROM CAPITAL TRANSACTIONS
Deposits                                      --           --            1            7            3
Payments on termination                       --           --           --           --           --
Contract maintenance charges                  --           --           --           --           --
Loans - net                                   --           --           --           --           --
Transfers among the portfolios
  and with the Fixed Account - net             2           --            2           --            2
                                      ----------   ----------   ----------   ----------   ----------

Change in net assets resulting
  from capital transactions                    2           --            3            7            5
                                      ----------   ----------   ----------   ----------   ----------

INCREASE(DECREASE)IN NET ASSETS                2           --            3            7            5

NET ASSETS AT BEGINNING OF PERIOD             --           --           --           --           --
                                      ----------   ----------   ----------   ----------   ----------

NET ASSETS AT END OF PERIOD           $        2   $      --    $      3     $        7   $        5
                                      ==========   ==========   ==========   ==========   ==========



   See notes to financial statements.



LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS

            ($ in thousands)

                                           MFS Variable Insurance Trust Portfolios
                                  ----------------------------------------------------------------
                                        For the Period August 17, 1998 to December 31, 1998
                                  ----------------------------------------------------------------
                                    Growth with  Research    Emerging   Total Return New Discovery
                                  Income Series   Series   Growth Series    Series     Series
                                  -------------  ---------- ----------- ------------ ---- --------

FROM OPERATIONS
Net investment income (loss)          $      --   $      --   $      --   $      --   $      --
Net realized gains (losses)                  --          --          --          --          --
Change in unrealized gains (losses)          --          --          --           1          --
                                      ---------   ---------   ---------   ---------   ---------

Change in net assets resulting
  from operations                            --          --          --           1          --
                                      ---------   ---------   ---------   ---------   ---------

FROM CAPITAL TRANSACTIONS
Deposits                                      3           4          --          12          --
Payments on termination                      --          --          --          --          --
Contract maintenance charges                 --          --          --          --          --
Loans - net                                  --          --          --          --          --
Transfers among the portfolios
  and with the Fixed Account - net           --          --           3           9          --
                                      ---------   ---------   ---------   ---------   ---------

Change in net assets resulting
  from capital transactions                   3           4           3          21          --
                                      ---------   ---------   ---------   ---------   ---------

INCREASE(DECREASE) IN NET ASSETS              3           4           3          22          --

NET ASSETS AT BEGINNING OF PERIOD            --          --          --          --          --
                                      ---------   ---------   ---------   ---------   ---------

NET ASSETS AT END OF PERIOD           $       3   $       4   $       3   $      22   $      --
                                      =========   =========   =========   =========   =========


    See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997
----------------------------------------------------------------------------------------------------------------

(units in whole amounts, $ in thousands, except value per unit)


                                                               Janus Aspen Series Portfolios
                                                  --------------------------------------------------------------
                                                   Flexible                              Aggressive    Worldwide
                                                    Income      Balanced     Growth         Growth      Growth
                                                  ----------   ----------   ----------    ---------   ----------

FROM OPERATIONS
Net investment income (loss)                      $       43   $       63   $      131   $      (60)  $       91
Net realized gains (losses)                               21          144          372          421        1,170
Change in unrealized gains (losses)                        9          260          640          632          600
                                                  ----------   ----------   ----------   ----------   ----------
Change in net assets resulting
  from operations                                         73          467        1,143          993        1,861
                                                  ----------   ----------   ----------   ----------   ----------
FROM CAPITAL TRANSACTIONS
Deposits                                                 314          476        2,069        2,348        2,574
Payments on termination                                  (34)         (51)        (236)        (356)        (263)
Contract maintenance charges                             (45)        (161)        (514)        (706)        (765)
Loans - net                                                3          (55)        (278)        (179)        (310)
Transfers among the portfolios
  and with the Fixed Account - net                       158        1,251        3,112        1,978        7,235
                                                  ----------   ----------   ----------   ----------   ----------
Change in net assets resulting
  from capital transactions                              396        1,460        4,153        3,085        8,471
                                                  ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS                        469        1,927        5,296        4,078       10,332

NET ASSETS AT BEGINNING OF YEAR                          428        1,562        3,794        4,914        6,354
                                                  ----------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF YEAR                         $      897   $    3,489   $    9,090   $    8,992   $   16,686
                                                  ==========   ==========   ==========   ==========   ==========

Net asset value per unit at end of year           $    14.37   $    16.90   $    18.39   $    17.63   $    19.02
                                                  ==========   ==========   ==========   ==========   ==========

Units outstanding at end of year                      62,401      206,476      494,236      510,138      877,255
                                                  ==========   ==========   ==========   ==========   ==========


See notes to financial statements.



LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997
----------------------------------------------------------------------------------------------------------------

(units in whole amounts, $ in thousands, except value per unit)

                                                                                            Fidelity Variable
                                                                                            Insurance Products
                                                 IAI Retirement Funds, Inc. Portfolios      Fund II Portfolios
                                                 -------------------------------------   -----------------------
                                                                                           Asset
                                                   Regional     Reserve      Balanced     Manager     Contrafund
                                               ----------   ----------   ----------   ----------   ----------

FROM OPERATIONS
Net investment income (loss)                      $       73   $        5   $        7   $      278   $       18
Net realized gains (losses)                               65           (1)          11          254          307
Change in unrealized gains (losses)                      113           --           24           (1)         373
                                                  ----------   ----------   ----------   ----------   ----------
Change in net assets resulting
  from operations                                        251            4           42          531          698
                                                  ----------   ----------   ----------   ----------   ----------
FROM CAPITAL TRANSACTIONS
Deposits                                                 537           22           94          617        1,266
Payments on termination                                  (47)          --          (39)         (73)        (178)
Contract maintenance charges                            (154)          (5)         (21)        (211)        (329)
Loans - net                                              (21)          (7)          --          (52)        (131)
Transfers among the portfolios
  and with the Fixed Account - net                       494           74           70          669        4,154
                                                  ----------   ----------   ----------   ----------   ----------
Change in net assets resulting
  from capital transactions                              809           84          104          950        4,782
                                                  ----------   ----------   ----------   ----------   ----------
INCREASE (DECREASE) IN NET ASSETS                      1,060           88          146        1,481        5,480

NET ASSETS AT BEGINNING OF YEAR                        1,643          111          237        2,404        1,424
                                                  ----------   ----------   ----------   ----------   ----------
NET ASSETS AT END OF YEAR                         $    2,703   $      199   $      383   $    3,885   $    6,904
                                                  ==========   ==========   ==========   ==========   ==========

Net asset value per unit at end of year           $    17.51   $    11.48   $    14.80   $    14.49   $    13.80
                                                  ==========   ==========   ==========   ==========   ==========

Units outstanding at end of year                     154,361       17,365       25,910      268,189      500,155
                                                  ==========   ==========   ==========   ==========   ==========


     See notes to financial statements.



LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997
------------------------------------------------------------------------------------------------

(units in whole amounts, $ in thousands, except value per unit)


                                           Fidelity Variable Insurance Products Fund Portfolios
                                          -------------------------------------------------------
                                            Money         Equity-
                                            Market        Income       Growth        Overseas
                                          ----------    ----------    ----------    ----------

FROM OPERATIONS
Net investment income (loss)              $      266    $      763    $      224    $      220
Net realized gains (losses)                       --           289           712           545
Change in unrealized gains (losses)               --         1,539         1,095          (267)
                                          ----------    ----------    ----------    ----------
Change in net assets resulting
  from operations                                266         2,591         2,031           498
                                          ----------    ----------    ----------    ----------
FROM CAPITAL TRANSACTIONS
Deposits                                      27,467         2,858         3,070           817
Payments on termination                         (108)         (397)         (410)         (120)
Contract maintenance charges                    (673)         (781)         (884)         (243)
Loans - net                                      (13)         (326)         (200)          (23)
Transfers among the portfolios
  and with the Fixed Account - net           (26,494)        4,335          (413)        1,532
                                          ----------    ----------    ----------    ----------
Change in net assets resulting
  from capital transactions                      179         5,689         1,163         1,963
                                          ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS                445         8,280         3,194         2,461

NET ASSETS AT BEGINNING OF YEAR                4,724         7,880         9,176         2,793
                                          ----------    ----------    ----------    ----------
NET ASSETS AT END OF YEAR                 $    5,169    $   16,160    $   12,370    $    5,254
                                          ==========    ==========    ==========    ==========

Net asset value per unit at end of year   $    11.90    $    20.08    $    18.41    $    12.84
                                          ==========    ==========    ==========    ==========

Units outstanding at end of year             434,383       804,586       671,846       409,217
                                          ==========    ==========    ==========    ==========



     See notes to financial statments.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 1997
----------------------------------------------------------------------------------------------------------------------------------

(units in whole amounts, $ in thousands, except value per unit)

                                                                                       Scudder
                                                                                       Variable
                                                                                        Life
                                                Federated Insurance                   Investment
                                            Management Series Portfolios            Fund Portfolio
                                       -----------------------------------------    --------------
                                                                         U.S.
                                            High                      Government
                                         Income Bond     Utility      Securities
                                           Fund II       Fund II       Fund II        Bond
                                         -----------    ----------    ----------    ----------


FROM OPERATIONS
Net investment income (loss)              $       51    $       33    $        7    $       26
Net realized gains (losses)                       51            69             4            (1)
Change in unrealized gains (losses)               48           166             7            13
                                          ----------    ----------    ----------    ----------
Change in net assets resulting
  from operations                                150           268            18            38
                                          ----------    ----------    ----------    ----------
FROM CAPITAL TRANSACTIONS
Deposits                                         231           248            33           120
Payments on termination                          (70)          (58)          (21)          (44)
Contract maintenance charges                     (79)          (71)          (20)          (43)
Loans - net                                      (33)          (41)          (12)           (9)
Transfers among the portfolios
  and with the Fixed Account - net             1,314           129           118            35
                                          ----------    ----------    ----------    ----------
Change in net assets resulting
  from capital transactions                    1,363           207            98            59
                                          ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS              1,513           475           116            97

NET ASSETS AT BEGINNING OF YEAR                  572           891           169           450
                                          ----------    ----------    ----------    ----------
NET ASSETS AT END OF YEAR                 $    2,085    $    1,366    $      285    $      547
                                          ==========    ==========    ==========    ==========

Net asset value per unit at end of year   $    14.67    $    16.43    $    12.23    $    12.23
                                          ==========    ==========    ==========    ==========

Units outstanding at end of year             142,047        83,101        23,223        44,687
                                          ==========    ==========    ==========    ==========

     See notes to financial statments.



LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
------------------------------------------------------------------------------------------------------------

(units in whole amounts, $ in thousands, except value per unit)


                                                      Janus Aspen Series Portfolios
                                          ------------------------------------------------------------------
                                                            For the Year Ended December 31, 1996
                                          ------------------------------------------------------------------
                                           Flexible                                 Aggressive    Worldwide
                                            Income       Balanced       Growth        Growth       Growth
                                          ----------    ----------    ----------    ----------    ----------


FROM OPERATIONS
Net investment income (loss)              $       26    $       18    $       45    $        5    $       37
Net realized gains (losses)                       (9)           28           160           151           324
Change in unrealized gains (losses)               13            64           197          (107)          450
                                          ----------    ----------    ----------    ----------    ----------
Change in net assets resulting
  from operations                                 30           110           402            49           811
                                          ----------    ----------    ----------    ----------    ----------
FROM CAPITAL TRANSACTIONS
Deposits                                          86           205           719         1,343         1,125
Payments on termination                           --            (6)          (17)          (18)          (26)
Contract maintenance charges                     (23)          (65)         (215)         (348)         (316)
Loans - net                                      (28)          (69)          (38)          (56)          (81)
Transfers among the portfolios
  and with the Fixed Account - net               (98)        1,115         1,690         2,549         3,163
                                          ----------    ----------    ----------    ----------    ----------
Change in net assets resulting
  from capital transactions                      (63)        1,180         2,139         3,470         3,865
                                          ----------    ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS                (33)        1,290         2,541         3,519         4,676

NET ASSETS AT BEGINNING OF PERIOD                461           272         1,253         1,395         1,678
                                          ----------    ----------    ----------    ----------    ----------
NET ASSETS AT END OF PERIOD               $      428    $    1,562    $    3,794    $    4,914    $    6,354
                                          ==========    ==========    ==========    ==========    ==========

Net asset value per unit at end of period $    12.95    $    13.94    $    15.09    $    15.76    $    15.68
                                          ==========    ==========    ==========    ==========    ==========

Units outstanding at end of period            33,049       112,072       251,426       311,878       405,187
                                          ==========    ==========    ==========    ==========    ==========


    See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
----------------------------------------------------------------------------------------------------------------------------

(units in whole amounts, $ in thousands, except value per unit)

                                                                                          Fidelity Variable
                                                                                          Insurance Products
                                           IAI Retirement Funds, Inc. Portfolios          Fund II Portfolios
                                          --------------------------------------    -----------------------------
                                                                                                 For the Period
                                                                                                 May 1, 1996 to
                                                    For the Year Ended December 31, 1996        December 31, 1996
                                          ----------------------------------------------------  -----------------
                                                                                       Asset
                                           Regional      Reserve       Balanced       Manager     Contrafund
                                          ----------    ----------    ----------    ----------    ----------

FROM OPERATIONS
Net investment income (loss)              $       47    $        5    $        2    $       78    $       (4)
Net realized gains (losses)                       62           --              2            27            41
Change in unrealized gains (losses)                6           --             13           143           109
                                          ----------    ----------    ----------    ----------    ----------
Change in net assets resulting
  from operations                                115             5            17           248           146
                                          ----------    ----------    ----------    ----------    ----------
FROM CAPITAL TRANSACTIONS
Deposits                                         343            13            51           662           102
Payments on termination                           (7)           (1)           (1)          (25)         --
Contract maintenance charges                    (105)           (4)          (15)         (162)          (29)
Loans - net                                      (19)           (1)           --           (33)          (19)
Transfers among the portfolios
  and with the Fixed Account - net               677           (31)          115           387         1,224
                                          ----------    ----------    ----------    ----------    ----------
Change in net assets resulting
  from capital transactions                      889           (24)          150           829         1,278
                                          ----------    ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS              1,004           (19)          167         1,077         1,424

NET ASSETS AT BEGINNING OF PERIOD                639           130            70         1,327            --
                                          ----------    ----------    ----------    ----------    ----------
NET ASSETS AT END OF PERIOD               $    1,643    $      111    $      237    $    2,404    $    1,424
                                          ==========    ==========    ==========    ==========    ==========

Net asset value per unit at end of period $    15.55    $    11.05    $    12.78    $    12.09    $    11.20
                                          ==========    ==========    ==========    ==========    ==========

Units outstanding at end of period           105,712        10,023        18,544       198,822       127,156
                                          ==========    ==========    ==========    ==========    ==========



      See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
------------------------------------------------------------------------------------------------

(units in whole amounts, $ in thousands, except value per unit)


                                                          Fidelity Variable Insurance
                                                            Products Fund Portfolios
                                               -------------------------------------------------
                                                      For the Year Ended December 31, 1996
                                               -------------------------------------------------
                                                  Money       Equity-
                                                  Market      Income     Growth        Overseas
                                               ----------   ----------   ----------   ----------

     FROM OPERATIONS
     Net investment income (loss)              $      155   $      110   $      244   $       26
     Net realized gains (losses)                       --          159           80           19
     Change in unrealized gains (losses)               --          381          367          206
                                               ----------   ----------   ----------   ----------
     Change in net assets resulting
       from operations                                155          650          691          251
                                               ----------   ----------   ----------   ----------
     FROM CAPITAL TRANSACTIONS
     Deposits                                      24,379        1,399          875          413
     Payments on termination                          (36)         (75)         (68)         (40)
     Contract maintenance charges                    (522)        (385)        (545)        (162)
     Loans - net                                     (591)         (83)        (214)         (34)
     Transfers among the portfolios
       and with the Fixed Account - net           (21,432)       3,844        4,847          976
                                               ----------   ----------   ----------   ----------
     Change in net assets resulting
       from capital transactions                    1,798        4,700        4,895        1,153
                                               ----------   ----------   ----------   ----------
     INCREASE (DECREASE) IN NET ASSETS              1,953        5,350        5,586        1,404

     NET ASSETS AT BEGINNING OF PERIOD              2,771        2,530        3,590        1,389
                                               ----------   ----------   ----------   ----------
     NET ASSETS AT END OF PERIOD               $    4,724   $    7,880   $    9,176   $    2,793
                                               ==========   ==========   ==========   ==========

     Net asset value per unit at end of period $    11.36   $    15.79   $    15.02   $    11.59
                                               ==========   ==========   ==========   ==========

     Units outstanding at end of period           415,846      499,083      611,092      240,961
                                               ==========   ==========   ==========   ==========



    See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT


STATEMENTS OF CHANGES IN NET ASSETS
------------------------------------------------------------------------------------------------------------

(units in whole amounts, $ in thousands, except value per unit)
                                                                                      Scudder
                                                                                     Variable
                                                                                       Life
                                                 Federated Insurance                Investment
                                             Management Series Portfolios         Fund Portfolio
                                         --------------------------------------- ---------------
                                                    For the Year Ended December 31, 1996
                                         -------------------------------------------------------
                                                                         U.S.
                                            High                      Government
                                         Income Bond     Utility      Securities
                                           Fund II       Fund II       Fund II        Bond
                                         -----------    ----------    ----------    ----------

FROM OPERATIONS
Net investment income (loss)              $       45    $       24    $        8    $       26
Net realized gains (losses)                        5            55            (1)          (22)
Change in unrealized gains (losses)               22            21             1             7
                                          ----------    ----------    ----------    ----------
Change in net assets resulting
  from operations                                 72           100             8            11
                                          ----------    ----------    ----------    ----------
FROM CAPITAL TRANSACTIONS
Deposits                                          96           127            24            84
Payments on termination                           (1)           (8)           (3)         --
Contract maintenance charges                     (32)          (50)          (11)          (28)
Loans - net                                      (39)          (21)           (4)          (19)
Transfers among the portfolios
  and with the Fixed Account - net                 7           406           100           234
                                          ----------    ----------    ----------    ----------
Change in net assets resulting
  from capital transactions                       31           454           106           271
                                          ----------    ----------    ----------    ----------
INCREASE (DECREASE) IN NET ASSETS                103           554           114           282

NET ASSETS AT BEGINNING OF PERIOD                469           337            55           168
                                          ----------    ----------    ----------    ----------
NET ASSETS AT END OF PERIOD               $      572    $      891    $      169    $      450
                                          ==========    ==========    ==========    ==========

Net asset value per unit at end of period $    12.98    $    13.07    $    11.37    $    11.29
                                          ==========    ==========    ==========    ==========

Units outstanding at end of period            44,040        68,211        14,837        39,841
                                          ==========    ==========    ==========    ==========



    See notes to finacial statements.


LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

NOTES TO FINANCIAL STATEMENTS



1.   ORGANIZATION

     Lincoln Benefit Life Variable Life Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Lincoln Benefit Life Company ("Lincoln Benefit"). The assets of the Account are legally segregated from those of Lincoln Benefit. Lincoln Benefit is wholly owned by Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

     Lincoln Benefit issues two life policies, the Investor's Select and Consultant, the deposits of which are invested at the direction of the policyholder in the sub-accounts ("portfolios" for purposes of this report) that comprise the Account. Policyholders bear all investment risk. The portfolios invest in the following: Alger American Fund, Janus Aspen Series, IAI Retirement Funds, Inc., Fidelity Variable Insurance Products Fund II, Fidelity Variable Insurance Products Fund, Federated Insurance Management Series, Scudder Variable Life Investment Fund, Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Equity Series, Inc., and MFS Variable Insurance Trust (collectively the "Funds").

     Lincoln Benefit provides administrative and insurance services to the policyholder for a fee.

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     Valuation of Investments - Investments consist of shares of the Funds and are stated at fair value based on quoted market prices at December 31, 1998.

     Investment Income - Investment income consists of dividends declared by the Funds and is recognized on the date of record.

     Realized Gains and Losses - Realized gains and losses represent the difference between the proceeds from sales of portfolio shares by the Account and the cost of such shares, which is determined on a weighted average basis.

     Federal Income Taxes - The Account intends to qualify as a segregated asset account as defined in the Internal Revenue Code ("Code"). As such, the operations of the Account are included in the tax return of Lincoln Benefit. Lincoln Benefit is taxed as a life insurance company under the Code. No federal income taxes are payable by the Account in 1998, 1997, and 1996, as the Account did not generate taxable income.

3.   POLICY CHARGES AND DEDUCTIONS

     Upon receipt of each premium payment and before allocation to the policy value, Lincoln Benefit deducts 2.5% of the premium to pay state premium taxes. For a Consultant policy, Lincoln Benefit also deducts a premium expense charge of 3.5% per annum of each premium for the first ten policy years and 1.5% thereafter.

     Lincoln Benefit deducts a contract maintenance charge which is equal to (i) the cost of insurance for the policy, including riders, plus (ii) a monthly administration charge of $5 for an Investor's Select policy and $7.50 for a Consultant policy.

     Lincoln Benefit assumes certain mortality and expense risks related to the operations of the Account and deducts charges daily at a rate equal to .70% per annum of the daily net assets of the Account for an Investor's Select policy. Lincoln Benefit guarantees that the rate of this charge will not exceed .90%. For a Consultant policy, Lincoln Benefit deducts charges daily at a rate equal to .72% per annum of the daily net assets of the Account for the first fourteen policy years. Thereafter, Lincoln Benefit intends to charge .36% per annum for each policy year and guarantees the charge will not exceed .48%.

     An annual administrative expense charge of .20% of the Investor's Select policy value is assessed on each policy anniversary during the first twelve policy years.


4.   FINANCIAL INSTRUMENTS

     The only financial instruments of the Account are the investments in each of the portfolios, which are carried at fair value, based on quoted market prices.


5. UNITS ISSUED AND REDEEMED

     (Units in whole amounts)
                                                                                         Investor's Select Contracts

                                                                                        Unit activity during 1998:
                                                                                        ---------------------
                                                                                                                          Accumulat-
                                                                                                                 Units     ion Unit
                                                                              Units                           Outstanding    Value
                                                                           Outstanding    Units       Units   December 31,  December
                                                                         December 31,1997 Issued    Redeemed      1998     31, 1998
                                                                         ------------------------   --------   ----------  ---------

Investments in Janus Aspen Series Portfolio:
    Flexible Income                                                            62,401     102,750     (58,249)     106,902 $  15.57
    Balanced                                                                  206,476     369,356    (177,350)     398,482    22.46
    Growth                                                                    494,236     540,595    (266,194)     768,637    24.78
    Aggressive Growth                                                         510,138     912,437    (734,984)     687,591    23.50
    Worldwide Growth                                                          877,255   1,507,762  (1,161,972)   1,223,045    24.35

Investments in IAI Retirement Funds, Inc. Portfolios:
    Regional                                                                  154,361      56,584     (54,905)     156,040    17.66
    Reserve                                                                    17,365      16,940     (22,606)      11,699    12.02
    Balanced                                                                   25,910      28,533     (13,306)      41,137    16.47

Investments in Fidelity Variable Insurance Products Fund II Portfolios:
    Asset Manager                                                             268,189     695,124    (637,187)     326,126    16.55
    Contrafund                                                                500,155   1,142,827    (862,165)     780,817    17.82
    Index 500

Investments in Fidelity Variable Insurance Products Fund Portfolios:
    Money Market                                                              434,383  12,499,893 (12,235,067)     699,209    12.46
    Equity-Income                                                             804,586     820,297    (567,640)   1,057,243    22.26
    Growth                                                                    671,846     850,083    (586,970)     934,959    25.50
    Overseas                                                                  409,217   3,059,915  (2,961,136)     507,996    14.37

Investments in Federated Insurance Management Series Portfolios:
    High Income Bond Fund  II                                                 142,047     518,131    (417,050)     243,128    14.97
    Utility Fund II                                                            83,101      98,288     (43,133)     138,256    18.60
    U.S. Government Securities Fund II                                         23,223     250,414    (179,427)      94,210    13.07

Investment in Scudder Variable Life Investment Fund Portfolio:
    Bond                                                                       44,687      63,234     (51,614)      56,307    12.95


5. UNITS ISSUED AND REDEEMED

     (Units in whole amounts)
                                                                                             Consultant Contracts
                                                                                       Unit activity during 1998:
                                                                                       -------------------
                                                                                                                          Accumulat-
                                                                                                             Units        ion Unit
                                                                              Units                         Outstanding     Value
                                                                           Outstanding    Units    Units   December 31,   December
                                                                         December 31,1997 Issued   Redeemed   1998        31, 1998
                                                                         ---------------- -------  -------- ---------- ------------

Investments in Alger American Fund Portfolios:
    Growth                                                                     --       2,423    (1,048)    1,375      $     11.98
    Income and Growth                                                          --       1,401        (1)    1,400            11.55
    Leveraged AllCap                                                           --          39        (3)       36            12.87
    MidCap Growth                                                              --         260        (6)      254            11.65
    Small Capitalization                                                       --       2,173    (1,138)    1,035            11.36

Investments in Janus Aspen Series Portfolios:
    Flexible Income                                                            --         363        (4)      359            10.30
    Balanced                                                                   --      44,685   (11,139)   33,546            11.74
    Growth                                                                     --       4,013      (380)    3,633            11.91
    Aggressive Growth                                                          --         864        (9)      855            12.33
    Worldwide Growth                                                           --      22,312    (4,592)   17,720            10.73

Investments in Fidelity Variable Insurance Products Fund II Portfolios:
    Asset Manager                                                              --         317      (158)      159            10.85
    Contrafund                                                                 --      54,358   (13,219)   41,139            11.51
    Index 500                                                                  --       4,832    (1,215)    3,617            11.42

Investments in Fidelity Variable Insurance Products Fund Portfolios:
    Money Market                                                               --      60,685   (16,150)   44,535            10.20
    Equity-Income                                                              --       2,630      (350)    2,280            10.88
    Growth                                                                     --       3,259      (179)    3,080            11.68
    Overseas                                                                   --          --        --        --            10.55

Investments in Federated Insurance Management Series Portfolios:
    High Income Bond Fund  II                                                  --       2,233       (52)    2,181             9.89
    Utility Fund II                                                            --          --        --        --            11.19
    U.S. Government Securities Fund II                                         --          15        --        15            10.31

Investments in Scudder Variable Life Investment Fund Portfolios:
    Bond                                                                       --         121        (3)      118            10.24
    Balanced                                                                   --         299       (10)      289            11.09
    Growth and Income                                                          --         302        (3)      299            10.57
    Global Discovery                                                           --         265        (6)      259            10.82
    International                                                              --         408        (6)      402            10.43

Investments in Strong Variable Insurance Funds, Inc. Portfolios:
    Discovery Fund II                                                          --          --        --        --            11.09
    Growth Fund II                                                             --          --        --        --            11.47

Investment in Strong Opportunity Fund II, Inc. Portfolio:
    Opportunity Fund II                                                        --         173        (2)      171            10.99

Investment in T. Rowe Price International Series, Inc. Portfolio:
    International Stock                                                        --          10        --        10            10.83

Investments in T. Rowe Price Equity Series, Inc. Portfolios:
    New America Growth                                                         --         240       (11)      229            11.30
    Mid-Cap Growth                                                             --         580       (14)      566            11.56
    Equity Income                                                              --         501       (12)      489            10.83

Investments in MFS Variable Insurance Trust Portfolios:
    Growth with Income Series                                                  --         266        --       266            11.25
    Research Series                                                            --         340        (3)      337            11.13
    Emerging Growth Series                                                     --         272        (4)      268            11.80
    Total Return Series                                                        --       2,373      (326)    2,047            10.66
    New Discovery Series                                                       --          23        --        23            11.41

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
STATEMENT OF NET ASSETS
March 31, 1999 (Unaudited)
--------------------------------------------------------------------------------------------------------------
($ and Shares in thousands)
    NET ASSETS
    Investments in Alger American Fund Portfolios:
        Growth, 4 shares (cost $198)                                                                     $ 212
        Income and Growth, 6 shares (cost $82)                                                              86
        Leveraged AllCap, 2 shares (cost $72)                                                               81
        MidCap Growth, 1 share (cost $43)                                                                   44
        Small Capitalization, 1 share (cost $38)                                                            40

    Investments in Janus Aspen Series Portfolios:
        Flexible Income, 125 shares (cost $1,481)                                                        1,510
        Balanced, 485 shares (cost $10,123)                                                             11,830
        Growth, 886 shares (cost $17,110)                                                               22,708
        Aggressive Growth, 605 shares (cost $14,554)                                                    19,601
        Worldwide Growth, 1,089 shares (cost $28,676)                                                   33,822

    Investments in IAI Retirement Funds, Inc. Portfolios:
        Regional, 163 shares (cost $2,488)                                                               2,496
        Reserve, 16 shares (cost $165)                                                                     165
        Balanced, 51 shares (cost $728)                                                                    778

    Investments in Fidelity Variable Insurance Products Fund II Portfolios:
        Asset Manager, 323 shares (cost $5,517)                                                          5,470
        Contrafund, 683 shares (cost $14,540)                                                           16,905
        Index 500, 4 shares (cost $612)                                                                    624

    Investments in Fidelity Variable Insurance Products Fund Portfolios:
        Money Market, 11,930 shares (cost $11,930)                                                      11,930
        Equity-Income, 984 shares (cost $22,578)                                                        24,289
        Growth, 615 shares (cost $22,796)                                                               26,653
        Overseas, 283 shares (cost $5,604)                                                               5,597

    Investments in Federated Insurance Management Series Portfolios:
        High Income Bond Fund II, 399 shares (cost $4,352)                                               4,127
        Utility Fund II, 182 shares (cost $2,446)                                                        2,393
        U.S. Government Securities Fund II, 105 shares (cost $1,145)                                     1,116

    Investments in Scudder Variable Life Investment Fund Portfolios:
        Bond, 120 shares (cost $729)                                                                       813
        Balanced, 1 share (cost $19)                                                                        19
        Growth and Income, 1 share (cost $14)                                                               14
        Global Discovery, 1 share (cost $5)                                                                  5
        International, 2 shares (cost $30)                                                                  31

    Investments in Strong Variable Insurance Funds, Inc. Portfolios:
        Discovery Fund II, 0 shares (cost $0)                                                                -
        Growth Fund II, 0 shares (cost $6)                                                                   7

    Investment in Strong Opportunity Fund II, Inc. Portfolio:
        Opportunity Fund II, 1 share (cost $11)                                                             11

    Investment in T. Rowe Price International Series, Inc. Portfolio:
        International Stock, 0 shares (cost $3)                                                              3

    Investment in T. Rowe Price Equity Series, Inc. Portfolios:
         New America Growth, 1 share (cost $13)                                                             13
         Mid-Cap Growth, 1 share (cost $18)                                                                 18
         Equity Income, 3 shares (cost $59)                                                                 59

    Investments in MFS Variable Insurance Trust Portfolios:
         Growth with Income Series, 3 shares (cost $63)                                                     64
         Research Series, 2 shares (cost $34)                                                               34
         Emerging Growth Series, 2 shares (cost $35)                                                        35
         Total Return Series, 3 shares (cost $46)                                                           47
         New Discovery Series, 1 share (cost $10)                                                           10
                                                                                                    ----------
           Net Assets                                                                               $  193,660
                                                                                                    ==========

    See notes to financial statements.



LINCOLN  BENEFIT LIFE  VARIABLE LIFE ACCOUNT
STATEMENTS OF OPERATIONS
For the three months ended March 31, 1999 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------

($ in thousands)


                                                                        Alger American Fund Portfolios
                                                     ------------------------------------------------------------------

                                                                                                               Small
                                                                   Income and    Leveraged      MidCap       Capitali-
                                                       Growth       Growth        AllCap        Growth         zation
                                                     ------------  ----------    ----------    ----------    ----------

INVESTMENT INCOME
Dividends                                            $       --    $       --    $       --    $       --    $       --
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                                --            --            --            --            --
   Administrative expense                                    --            --            --            --            --
                                                     ----------    ----------    ----------    ----------    ----------

     Net investment income (loss)                            --            --            --            --            --
                                                     ----------    ----------    ----------    ----------    ----------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                         8             2            10            33            32
  Cost of investments sold                                   (8)           (2)          (10)          (33)          (32)
                                                     ----------    ----------    ----------    ----------    ----------

     Net realized gains (losses)                             --            --            --            --            --
                                                     ----------    ----------    ----------    ----------    ----------

Change in unrealized gains (losses)                          12             3             9             1            --
                                                     ----------    ----------    ----------    ----------    ----------

     Net gains (losses) on investments                       12             3             9             1            --
                                                     ----------    ----------    ----------    ----------    ----------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                            $       12    $        3    $        9    $        1    $       --
                                                     ==========    ==========    ==========    ==========    ==========






     See notes to financial statements.





LINCOLN  BENEFIT LIFE  VARIABLE LIFE ACCOUNT
STATEMENTS OF OPERATIONS
For the three months ended March 31, 1999 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------

($ in thousands)


                                                                          Janus Aspen Series Portfolios
                                                     ------------------------------------------------------------------


                                                      Flexible                                 Aggressive    Worldwide
                                                       Income       Balanced       Growth        Growth        Growth
                                                     ----------    ----------    ----------    ----------    ----------


INVESTMENT INCOME
Dividends                                            $       --    $       --    $       --    $       --    $       --
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                                (3)          (17)          (36)          (30)          (55)
   Administrative expense                                    (1)           (5)          (10)           (7)          (16)
                                                     ----------    ----------    ----------    ----------    ----------

     Net investment income (loss)                            (4)          (22)          (46)          (37)          (71)
                                                     ----------    ----------    ----------    ----------    ----------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                       366         7,660         1,600         8,162         8,752
  Cost of investments sold                                 (360)       (6,877)       (1,264)       (6,724)       (7,581)
                                                     ----------    ----------    ----------    ----------    ----------

     Net realized gains (losses)                              6           783           336         1,438         1,171
                                                     ----------    ----------    ----------    ----------    ----------

Change in unrealized gains (losses)                           3            33         1,427         1,343           892
                                                     ----------    ----------    ----------    ----------    ----------

     Net gains (losses) on investments                        9           816         1,763         2,781         2,063
                                                     ----------    ----------    ----------    ----------    ----------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                            $        5    $      794    $    1,717    $    2,744    $    1,992
                                                     ==========    ==========    ==========    ==========    ==========





     See notes to financial statements.



LINCOLN  BENEFIT LIFE  VARIABLE LIFE ACCOUNT
STATEMENTS OF OPERATIONS
For the three months ended March 31, 1999 (Unaudited)
------------------------------------------------------------------------------------------------------------------------

($ in thousands)

                                                                                              Fidelity Variable Insurance
                                                      IAI Retirement Funds, Inc. Portfolios   Products Fund II Portfolios
                                                     --------------------------------------   ---------------------------


                                                                                                 Asset
                                                      Regional      Reserve       Balanced      Manager      Contrafund
                                                     ----------    ----------    ----------    ----------    ----------

INVESTMENT INCOME
Dividends                                            $       --    $        1    $       --    $      412    $      621
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                                (5)         --              (1)           (9)          (26)
   Administrative expense                                    (1)         --              (1)           (3)           (6)
                                                     ----------    ----------    ----------    ----------    ----------

     Net investment income (loss)                            (6)            1            (2)          400           589
                                                     ----------    ----------    ----------    ----------    ----------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                       325            51            54           368         1,386
  Cost of investments sold                                 (322)          (51)          (50)         (357)       (1,190)
                                                     ----------    ----------    ----------    ----------    ----------

     Net realized gains (losses)                              3            --             4            11           196
                                                     ----------    ----------    ----------    ----------    ----------

Change in unrealized gains (losses)                         (72)           (1)          (25)         (373)            8
                                                     ----------    ----------    ----------    ----------    ----------

     Net gains (losses) on investments                      (69)           (1)          (21)         (362)          204
                                                     ----------    ----------    ----------    ----------    ----------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                            $      (75)   $       --    $      (23)   $       38    $      793
                                                     ==========    ==========    ==========    ==========    ==========







See notes to financial statements.



LINCOLN  BENEFIT LIFE  VARIABLE LIFE ACCOUNT
STATEMENTS OF OPERATIONS
For the three months ended March 31, 1999 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------

($ in thousands)

                                                      Fidelity
                                                      Variable
                                                     Insurance
                                                      Products
                                                      Fund II
                                                     Portfolios    Fidelity Variable Insurance Products Fund Portfolios
                                                    -----------    ----------------------------------------------------


                                                                     Money        Equity-
                                                      Index 500      Market       Income        Growth        Overseas
                                                     ----------    ----------    ----------    ----------    ----------


INVESTMENT INCOME
Dividends                                            $        4    $      136    $    1,128    $    2,758    $      289
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                                --           (18)          (41)          (44)          (11)
   Administrative expense                                    --            (4)          (11)          (12)           (2)
                                                     ----------    ----------    ----------    ----------    ----------

     Net investment income (loss)                             4           114         1,076         2,702           276
                                                     ----------    ----------    ----------    ----------    ----------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                        82        51,427         2,504         5,386        16,291
  Cost of investments sold                                  (82)      (51,427)       (2,334)       (4,657)      (16,279)
                                                     ----------    ----------    ----------    ----------    ----------

     Net realized gains (losses)                             --            --           170           729            12
                                                     ----------    ----------    ----------    ----------    ----------

Change in unrealized gains (losses)                           9            --          (820)       (1,414)         (129)
                                                     ----------    ----------    ----------    ----------    ----------

     Net gains (losses) on investments                        9            --          (650)         (685)         (117)
                                                     ----------    ----------    ----------    ----------    ----------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                            $       13    $      114    $      426    $    2,017    $      159
                                                     ==========    ==========    ==========    ==========    ==========





     See notes to financial statements.





LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
STATEMENTS OF OPERATIONS
For the three months ended March 31, 1999 (Unaudited)
------------------------------------------------------------------------------------------------------------------------

($ in thousands)




                                                     Federated Insurance Management Series       Scudder Variable Life
                                                                    Portfolios                Investment Fund Portfolios
                                                     --------------------------------------   --------------------------

                                                        High                        U.S.
                                                       Income                    Government
                                                        Bond        Utility      Securities
                                                      Fund II       Fund II       Fund II         Bond        Balanced
                                                     ----------    ----------    ----------    ----------    ----------


INVESTMENT INCOME
Dividends                                            $      341    $      185    $       52    $       13    $       --
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                                (7)           (4)           (2)           (1)           --
   Administrative expense                                    (2)           (1)          --            (1)            --
                                                     ----------    ----------    ----------    ----------    ----------

     Net investment income (loss)                           332           180            50            11            --
                                                     ----------    ----------    ----------    ----------    ----------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                     3,926           365           513           142             1
  Cost of investments sold                               (3,905)         (332)         (502)         (143)           (1)
                                                     ----------    ----------    ----------    ----------    ----------

     Net realized gains (losses)                             21            33            11            (1)           --
                                                     ----------    ----------    ----------    ----------    ----------

Change in unrealized gains (losses)                        (243)         (393)          (65)          (14)           --
                                                     ----------    ----------    ----------    ----------    ----------

     Net gains (losses) on investments                     (222)         (360)          (54)          (15)           --
                                                     ----------    ----------    ----------    ----------    ----------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                            $      110    $     (180)   $       (4)   $       (4)   $       --
                                                     ==========    ==========    ==========    ==========    ==========





     See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
STATEMENTS OF OPERATIONS
For the three months ended March 31, 1999 (Unaudited)
---------------------------------------------------------------------------------------------------------------------

($ in thousands)


                                                                                                 Strong Variable
                                                              Scudder Variable Life            Insurance Funds, Inc.
                                                            Investment Fund Portfolios              Portfolios
                                                     -------------------------------------    -----------------------



                                                     Growth and      Global       Inter-       Discovery     Growth
                                                       Income       Discovery    national       Fund II      Fund II
                                                     ----------    ----------   ----------    ----------   ----------


INVESTMENT INCOME
Dividends                                            $       --    $       --   $       --    $       --   $       --
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                                --            --           --            --           --
   Administrative expense                                    --            --           --            --           --
                                                     ----------    ----------   ----------    ----------   ----------

     Net investment income (loss)                            --            --           --            --           --
                                                     ----------    ----------   ----------    ----------   ----------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                         4            --            5            --            1
  Cost of investments sold                                   (4)           --           (5)           --           (1)
                                                     ----------    ----------   ----------    ----------   ----------

     Net realized gains (losses)                             --            --           --            --           --
                                                     ----------    ----------   ----------    ----------   ----------

Change in unrealized gains (losses)                          --            --            1            --            1
                                                     ----------    ----------   ----------    ----------   ----------

     Net gains (losses) on investments                       --            --            1            --            1
                                                     ----------    ----------   ----------    ----------   ----------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                            $       --    $       --   $        1    $       --   $        1
                                                     ==========    ==========   ==========    ==========   ==========







     See notes to financial statements.




LINCOLN  BENEFIT LIFE  VARIABLE LIFE ACCOUNT
STATEMENTS  OF OPERATIONS
For the three months ended March 31, 1999 (Unaudited)
---------------------------------------------------------------------------------------------------------------------------------

($ in thousands)

                                                        Strong      T. Rowe Price
                                                     Opportunity    International
                                                     Fund II, Inc.   Series, Inc.         T. Rowe Price Equity Series, Inc.
                                                       Portfolio      Portfolio                      Portfolios
                                                     ------------   -------------    --------------------------------------------


                                                                                         New
                                                      Opportunity   International      America         Mid-Cap         Equity
                                                        Fund II          Stock         Growth           Growth         Income
                                                     ------------   -------------    ------------    ------------    ------------


INVESTMENT INCOME
Dividends                                            $         --    $         --    $         --    $         --    $          1
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                                  --              --              --              --              --
   Administrative expense                                      --              --              --              --              --
                                                     ------------    ------------    ------------    ------------    ------------

     Net investment income (loss)                              --              --              --              --               1
                                                     ------------    ------------    ------------    ------------    ------------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                           1               5               5              10               9
  Cost of investments sold                                     (1)             (5)             (5)            (10)             (9)
                                                     ------------    ------------    ------------    ------------    ------------

     Net realized gains (losses)                               --              --              --              --              --
                                                     ------------    ------------    ------------    ------------    ------------

Change in unrealized gains (losses)                            --              --              --              --              --
                                                     ------------    ------------    ------------    ------------    ------------

     Net gains (losses) on investments                         --              --              --              --              --
                                                     ------------    ------------    ------------    ------------    ------------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                            $         --    $         --    $         --    $         --    $          1
                                                     ============    ============    ============    ============    ============




     See notes to financial statements.





LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
STATEMENTS OF OPERATIONS
For the three months ended March 31, 1999 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------

($ in thousands)


                                                                     MFS Variable Insurance Trust Portfolios
                                                     ------------------------------------------------------------------


                                                      Growth                      Emerging       Total          New
                                                    with Income     Research       Growth        Return       Discovery
                                                       Series        Series         Series       Series         Series
                                                    -----------    ----------    ----------    ----------    ----------


INVESTMENT INCOME
Dividends                                            $       --    $       --    $       --    $       --    $       --
Charges from Lincoln Benefit Life Company:
   Mortality and expense risk                                --            --            --            --            --
   Administrative expense                                    --            --            --            --            --
                                                     ----------    ----------    ----------    ----------    ----------

     Net investment income (loss)                            --            --            --            --            --
                                                     ----------    ----------    ----------    ----------    ----------


REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) from sales of investments:
  Proceeds from sales                                         5            15             7             3             6
  Cost of investments sold                                   (5)          (15)           (7)           (3)           (6)
                                                     ----------    ----------    ----------    ----------    ----------

     Net realized gains (losses)                             --            --            --            --            --
                                                     ----------    ----------    ----------    ----------    ----------

Change in unrealized gains (losses)                           1            --            --            --            --
                                                     ----------    ----------    ----------    ----------    ----------

     Net gains (losses) on investments                        1            --            --            --            --
                                                     ----------    ----------    ----------    ----------    ----------


CHANGE IN NET ASSETS
RESULTING FROM OPERATIONS                            $        1    $       --    $       --    $       --    $       --
                                                     ==========    ==========    ==========    ==========    ==========






     See notes to financial statements.





LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the three months ended March 31, 1999 (Unaudited)
---------------------------------------------------------------------------------------------------------------------------------

($ in thousands)



                                                                           Alger American Fund Portfolios
                                                  -------------------------------------------------------------------------------

                                                                                                                        Small
                                                                      Income and       Leveraged        Mid-Cap        Capitali-
                                                        Growth          Growth          AllCap          Growth         zation
                                                     ------------    ------------    ------------    ------------    ------------



FROM OPERATIONS
Net investment income (loss)                         $         --    $         --    $         --    $         --    $         --
Net realized gains (losses)                                    --              --              --              --              --
Change in unrealized gains (losses)                            12               3               9               1              --
                                                     ------------    ------------    ------------    ------------    ------------


Change in net assets resulting from operations                 12               3               9               1              --
                                                     ------------    ------------    ------------    ------------    ------------

FROM CAPITAL TRANSACTIONS
Deposits                                                      118              10              25              16              21
Payments on termination                                        --              --              --              --              --
Contract administration charges                                (4)             (2)             (1)             (1)             (4)
Loans - net                                                    --              --              --              --              --
Transfers among the portfolios
  and with the Fixed Account - net                             70              59              48              25              11
                                                     ------------    ------------    ------------    ------------    ------------

Change in net assets resulting
  from capital transactions                                   184              67              72              40              28
                                                     ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS                             196              70              81              41              28

NET ASSETS AT BEGINNING OF PERIOD                              16              16              --               3              12
                                                     ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD                          $        212    $         86    $         81    $         44    $         40
                                                     ============    ============    ============    ============    ============





     See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the three months ended March 31, 1999 (Unaudited)
-----------------------------------------------------------------------------------------------------------------------

($ in thousands)


                                                                         Janus Aspen Series Portfolios
                                                     ------------------------------------------------------------------


                                                      Flexible                                 Aggressive    Worldwide
                                                       Income       Balanced       Growth        Growth        Growth
                                                     ----------    ----------    ----------    ----------    ----------

FROM OPERATIONS
Net investment income (loss)                         $       (4)   $      (22)   $      (46)   $      (37)   $      (71)
Net realized gains (losses)                                   6           783           336         1,438         1,171
Change in unrealized gains (losses)                           3            33         1,427         1,343           892
                                                     ----------    ----------    ----------    ----------    ----------


Change in net assets resulting from operations                5           794         1,717         2,744         1,992
                                                     ----------    ----------    ----------    ----------    ----------

FROM CAPITAL TRANSACTIONS
Deposits                                                    101         1,060         1,329           750         1,684
Payments on termination                                      (2)          (45)         (201)         (124)         (115)
Contract administration charges                             (19)         (146)         (302)         (258)         (448)
Loans - net                                                  (3)          (24)         --             (71)          (25)
Transfers among the portfolios
  and with the Fixed Account - net                         (241)          848         1,078           391           762
                                                     ----------    ----------    ----------    ----------    ----------

Change in net assets resulting
  from capital transactions                                (164)        1,693         1,904           688         1,858
                                                     ----------    ----------    ----------    ----------    ----------

INCREASE (DECREASE) IN NET ASSETS                          (159)        2,487         3,621         3,432         3,850

NET ASSETS AT BEGINNING OF PERIOD                         1,669         9,343        19,087        16,169        29,972
                                                     ----------    ----------    ----------    ----------    ----------

NET ASSETS AT END OF PERIOD                          $    1,510    $   11,830    $   22,708    $   19,601    $   33,822
                                                     ==========    ==========    ==========    ==========    ==========





     See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the three months ended March 31, 1999 (Unaudited)
---------------------------------------------------------------------------------------------------------------------------------

($ in thousands)


                                                                                                      Fidelity Variable Insurance
                                                        IAI Retirement Funds, Inc. Portfolios         Products Fund II Portfolios
                                                     --------------------------------------------    ----------------------------

                                                                                                        Asset
                                                      Regional         Reserve        Balanced         Manager        Contrafund
                                                     ------------    ------------    ------------    ------------    ------------


FROM OPERATIONS
Net investment income (loss)                         $         (6)   $          1    $         (2)   $        400    $        589
Net realized gains (losses)                                     3              --               4              11             196
Change in unrealized gains (losses)                           (72)             (1)            (25)           (373)              8
                                                     ------------    ------------    ------------    ------------    ------------


Change in net assets resulting from operations                (75)             --             (23)             38             793
                                                     ------------    ------------    ------------    ------------    ------------

FROM CAPITAL TRANSACTIONS
Deposits                                                      108               1              38             186             927
Payments on termination                                        (6)             --             (21)            (32)            (48)
Contract administration charges                               (41)             (1)            (10)            (73)           (247)
Loans - net                                                    (7)             --              (2)             25              28
Transfers among the portfolios
  and with the Fixed Account - net                           (239)             24             118             (74)          1,067
                                                     ------------    ------------    ------------    ------------    ------------

Change in net assets resulting
  from capital transactions                                  (185)             24             123              32           1,727
                                                     ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS                            (260)             24             100              70           2,520

NET ASSETS AT BEGINNING OF PERIOD                           2,756             141             678           5,400          14,385
                                                     ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD                          $      2,496    $        165    $        778    $      5,470    $     16,905
                                                     ============    ============    ============    ============    ============



     See notes to financial statements.





LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the three months ended March 31, 1999 (Unaudited)
--------------------------------------------------------------------------------------------------------------------------------

($ in thousands)


                                                      Fidelity
                                                      Variable
                                                      Insurance
                                                      Products
                                                       Fund II
                                                     Portfolios    Fidelity Variable Insurance Products Fund Portfolios
                                                     ----------    ----------------------------------------------------


                                                                     Money         Equity-
                                                     Index 500       Market        Income       Growth        Overseas
                                                     ----------    ----------    ----------    ----------    ----------


FROM OPERATIONS
Net investment income (loss)                         $        4    $      114    $    1,076    $    2,702    $      276
Net realized gains (losses)                                  --            --           170           729            12
Change in unrealized gains (losses)                           9            --          (820)       (1,414)         (129)
                                                     ----------    ----------    ----------    ----------    ----------


Change in net assets resulting from operations               13           114           426         2,017           159
                                                     ----------    ----------    ----------    ----------    ----------

FROM CAPITAL TRANSACTIONS
Deposits                                                    416         6,164         1,247         1,144           180
Payments on termination                                      --            (6)         (363)         (538)         (246)
Contract administration charges                             (11)         (187)         (347)         (375)          (89)
Loans - net                                                  --            15           (25)           54            (2)
Transfers among the portfolios
  and with the Fixed Account - net                          165        (3,337)         (212)          471        (1,707)
                                                     ----------    ----------    ----------    ----------    ----------

Change in net assets resulting
  from capital transactions                                 570         2,649           300           756        (1,864)
                                                     ----------    ----------    ----------    ----------    ----------

INCREASE (DECREASE) IN NET ASSETS                           583         2,763           726         2,773        (1,705)

NET ASSETS AT BEGINNING OF PERIOD                            41         9,167        23,563        23,880         7,302
                                                     ----------    ----------    ----------    ----------    ----------

NET ASSETS AT END OF PERIOD                          $      624    $   11,930    $   24,289    $   26,653    $    5,597
                                                     ==========    ==========    ==========    ==========    ==========





     See notes to financial statements.





LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the three months ended March 31, 1999 (Unaudited)
---------------------------------------------------------------------------------------------------------------------------------

($ in thousands)



                                                         Federated Insurance Management Series           Scudder Variable Life
                                                                       Portfolios                     Investment Fund Portfolios
                                                     --------------------------------------------    ----------------------------

                                                        High                             U.S.
                                                       Income                        Government
                                                        Bond           Utility       Securities
                                                       Fund II         Fund II         Fund II          Bond           Balanced
                                                     ------------    ------------    ------------    ------------    ------------


FROM OPERATIONS
Net investment income (loss)                         $        332    $        180    $         50    $         11    $         --
Net realized gains (losses)                                    21              33              11              (1)             --
Change in unrealized gains (losses)                          (243)           (393)            (65)            (14)             --
                                                     ------------    ------------    ------------    ------------    ------------


Change in net assets resulting from operations                110            (180)             (4)             (4)             --
                                                     ------------    ------------    ------------    ------------    ------------

FROM CAPITAL TRANSACTIONS
Deposits                                                      260              95             129              50              12
Payments on termination                                       (31)            (10)             (1)             (1)             --
Contract administration charges                               (54)            (28)            (17)            (17)             (1)
Loans - net                                                   (14)             (8)             --              (5)             --
Transfers among the portfolios
  and with the Fixed Account - net                            196             (47)           (223)             60               5
                                                     ------------    ------------    ------------    ------------    ------------

Change in net assets resulting
  from capital transactions                                   357               2            (112)             87              16
                                                     ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS                             467            (178)           (116)             83              16

NET ASSETS AT BEGINNING OF PERIOD                           3,660           2,571           1,232             730               3
                                                     ------------    ------------    ------------    ------------    ------------

NET ASSETS AT END OF PERIOD                          $      4,127    $      2,393    $      1,116    $        813    $         19
                                                     ============    ============    ============    ============    ============



     See notes to financial statements.





LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the three months ended March 31, 1999 (Unaudited)
--------------------------------------------------------------------------------------------------------------------

($ in thousands)

                                                                                                Strong Variable
                                                              Scudder Variable Life           Insurance Funds, Inc.
                                                           Investment Fund Portfolios               Portfolios
                                                     -------------------------------------   -----------------------



                                                     Growth and      Global       Inter-     Discovery      Growth
                                                       Income       Discovery    national     Fund II      Fund II
                                                     ----------    ----------   ----------   ----------   ----------


FROM OPERATIONS
Net investment income (loss)                         $       --    $       --   $       --   $       --   $       --
Net realized gains (losses)                                  --            --           --           --           --
Change in unrealized gains (losses)                          --            --            1           --            1
                                                     ----------    ----------   ----------   ----------   ----------


Change in net assets resulting from operations               --            --            1           --            1
                                                     ----------    ----------   ----------   ----------   ----------

FROM CAPITAL TRANSACTIONS
Deposits                                                      4             2           12           --           --
Payments on termination                                      --            --           --           --           --
Contract administration charges                              (1)           --           --           --           --
Loans - net                                                  --            --           --           --           --
Transfers among the portfolios
  and with the Fixed Account - net                            8            --           14           --            6
                                                     ----------    ----------   ----------   ----------   ----------

Change in net assets resulting
  from capital transactions                                  11             2           26           --            6
                                                     ----------    ----------   ----------   ----------   ----------

INCREASE (DECREASE) IN NET ASSETS                            11             2           27           --            7

NET ASSETS AT BEGINNING OF PERIOD                             3             3            4           --           --
                                                     ----------    ----------   ----------   ----------   ----------

NET ASSETS AT END OF PERIOD                          $       14    $        5   $       31   $     --     $        7
                                                     ==========    ==========   ==========   ==========   ==========



     See notes to financial statements.





LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the three months ended March 31, 1999 (Unaudited)
-------------------------------------------------------------------------------------------------------------------------------

($ in thousands)

                                                        Strong     T. Rowe Price
                                                     Opportunity   International
                                                    Fund II, Inc.   Series, Inc.        T. Rowe Price Equity Series, Inc.
                                                      Portfolio      Portfolio                      Portfolios
                                                    -------------  -------------   --------------------------------------------

                                                                                       New
                                                     Opportunity   International     America         Mid-Cap          Equity
                                                       Fund II          Stock         Growth         Growth           Income
                                                     ------------  -------------   -------------   -------------   ------------


FROM OPERATIONS
Net investment income (loss)                         $         --   $         --   $         --    $         --    $          1
Net realized gains (losses)                                    --             --             --              --              --
Change in unrealized gains (losses)                            --             --             --              --              --
                                                     ------------   ------------   ------------    ------------    ------------


Change in net assets resulting from operations                 --             --             --              --               1
                                                     ------------   ------------   ------------    ------------    ------------

FROM CAPITAL TRANSACTIONS
Deposits                                                        5              1              9               4              30
Payments on termination                                        --             --             --              --              --
Contract administration charges                                --             --             (1)             (1)             (1)
Loans - net                                                    --             --             --              (1)             --
Transfers among the portfolios
  and with the Fixed Account - net                              4              2              2               9              24
                                                     ------------   ------------   ------------    ------------    ------------

Change in net assets resulting
  from capital transactions                                     9              3             10              11              53
                                                     ------------   ------------   ------------    ------------    ------------

INCREASE (DECREASE) IN NET ASSETS                               9              3             10              11              54

NET ASSETS AT BEGINNING OF PERIOD                               2           --                3               7               5
                                                     ------------   ------------   ------------    ------------    ------------

NET ASSETS AT END OF PERIOD                          $         11   $          3   $         13    $         18    $         59
                                                     ============   ============   ============    ============    ============




   See notes to financial statements.




LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
STATEMENTS OF CHANGES IN NET ASSETS
For the three months ended March 31, 1999 (Unaudited)
------------------------------------------------------------------------------------------------------------------------------

($ in thousands)



                                                                    MFS Variable Insurance Trust Portfolios
                                                     ------------------------------------------------------------------


                                                       Growth                     Emerging       Total           New
                                                    with Income     Research       Growth        Return       Discovery
                                                       Series        Series        Series        Series        Series
                                                    -----------    ----------    ----------    ----------    ----------


FROM OPERATIONS
Net investment income (loss)                         $       --    $       --    $       --    $       --    $       --
Net realized gains (losses)                                  --            --            --            --            --
Change in unrealized gains (losses)                           1            --            --            --            --
                                                     ----------    ----------    ----------    ----------    ----------


Change in net assets resulting from operations                1            --            --            --            --
                                                     ----------    ----------    ----------    ----------    ----------

FROM CAPITAL TRANSACTIONS
Deposits                                                     16            23            31            12             5
Payments on termination                                      --            --            --            --            --
Contract administration charges                              (1)           (1)           (1)           (1)           --
Loans - net                                                  --            --            --            --            --
Transfers among the portfolios
  and with the Fixed Account - net                           45             8             2            14             5
                                                     ----------    ----------    ----------    ----------    ----------

Change in net assets resulting
  from capital transactions                                  60            30            32            25            10
                                                     ----------    ----------    ----------    ----------    ----------

INCREASE (DECREASE) IN NET ASSETS                            61            30            32            25            10

NET ASSETS AT BEGINNING OF PERIOD                             3             4             3            22            --
                                                     ----------    ----------    ----------    ----------    ----------

NET ASSETS AT END OF PERIOD                          $       64    $       34    $       35    $       47    $       10
                                                     ==========    ==========    ==========    ==========    ==========




     See notes to financial statements.


LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
NOTES TO FINANCIAL STATEMENTS (Unaudited)
--------------------------------------------------------------------------------


1. Organization

     Lincoln Benefit Life Variable Life Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Lincoln Benefit Life Company ("Lincoln Benefit"). The assets of the Account are legally segregated from those of Lincoln Benefit. Lincoln Benefit is wholly owned by Allstate Life Insurance Company, a wholly subsidiary of Allstate Insurance Company, which is wholly owned by The Allstate Corporation.

     These financial statements and notes as of March 31, 1999 and for the three month period ended March 31, 1999 are unaudited. These financial statements and notes should be read in conjunction with the Lincoln Benefit Life Variable Life Account audited financial statements and notes for the period ended December 31, 1998. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
NOTES TO FINANCIAL STATEMENTS (Unaudited)
-------------------------------------------------------------------------------------------------------------------------------
2. UNITS OUTSTANDING AND ACCUMULATION UNIT VALUE
     (Units and dollars in whole amounts)
                                                                        Investor's Select Contracts      Consultant Contracts
                                                                       ----------------------------  --------------------------
                                                                            Units      Accumulation      Units     Accumulation
                                                                          Outstanding   Unit Value    Outstanding   Unit Value
                                                                             March        March          March        March
                                                                           31, 1999     31, 1999       31, 1999     31, 1999
                                                                        --------------  ------------  ------------  -----------
Investments in Alger American Fund Portfolios:
    Growth                                                               $         --  $         --  $     15,974  $      13.30
    Income and Growth                                                              --            --         7,072         12.23
    Leveraged AllCap                                                               --            --         5,127         15.81
    MidCap Growth                                                                  --            --         3,593         12.20
    Small Capitalization                                                           --            --         3,512         11.44

Investments in Janus Aspen Series Portfolios:
    Flexible Income                                                            89,980         15.64         9,991         10.36
    Balanced                                                                  449,812         24.30        70,585         12.73
    Growth                                                                    830,169         26.92        27,785         12.96
    Aggressive Growth                                                         706,000         27.56        10,036         14.48
    Worldwide Growth                                                        1,281,629         25.96        47,649         11.46

Investments in IAI Retirement Funds, Inc. Portfolios:
    Regional                                                                  145,275         17.18            --            --
    Reserve                                                                    13,691         12.09            --            --
    Balanced                                                                   48,629         16.00            --            --

Investments in Fidelity Variable Insurance Products Fund II Portfolios:
    Asset Manager                                                             327,290         16.67         1,189         10.95
    Contrafund                                                                863,832         18.76        57,900         12.14
    Index 500                                                                      --            --        52,164         11.96

Investments in Fidelity Variable Insurance Products Fund Portfolios:
    Money Market                                                              867,045         12.59        98,183         10.32
    Equity-Income                                                           1,055,744         22.69        30,579         11.11
    Growth                                                                    956,329         27.63        18,368         12.67
    Overseas                                                                  376,865         14.74         3,735         10.84

Investments in Federated Insurance Management Series Portfolios:
    High Income Bond Fund  II                                                 259,243         15.43        12,294         10.22
    Utility Fund II                                                           136,046         17.30         3,798         10.42
    U.S. Government Securities Fund II                                         84,097         13.03         1,893         10.31

Investments in Scudder Variable Life Investment Fund Portfolios:
    Bond                                                                       61,704         12.90         1,690         10.22
    Balanced                                                                       --            --         1,675         11.55
    Growth and Income                                                              --            --         1,347         10.60
    Global Discovery                                                               --            --           462         11.01
    International                                                                  --            --         2,872         10.67

Investments in Strong Variable Insurance Funds, Inc. Portfolios:
    Discovery Fund II                                                              --            --            34          9.64
    Growth Fund II                                                                 --            --           559         12.77

Investment in Strong Opportunity Fund II, Inc. Portfolio:
    Opportunity Fund II                                                            --            --           910         11.49

Investment in T. Rowe Price International Series, Inc. Portfolio:
    International Stock                                                            --            --           252         10.96

Investments in T. Rowe Price Equity Series, Inc. Portfolios:
    New America Growth                                                             --            --         1,168         11.37
    Mid-Cap Growth                                                                 --            --         1,549         11.48
    Equity Income                                                                  --            --         5,489         10.76

Investments in MFS Variable Insurance Trust Portfolios:
    Growth with Income Series                                                      --            --         5,597         11.35
    Research Series                                                                --            --         2,986         11.30
    Emerging Growth Series                                                         --            --         2,857         12.23
    Total Return Series                                                            --            --         4,442         10.64
    New Discovery Series                                                           --            --           877         11.26

INDEPENDENT AUDITORS' REPORT



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
LINCOLN BENEFIT LIFE COMPANY:

We have audited the accompanying consolidated statements of Financial Position of Lincoln Benefit Life Company and subsidiary (the "Company", an affiliate of The Allstate Corporation) as of December 31, 1998 and 1997, and the related consolidated Statements of Operations and Comprehensive Income, Shareholder's Equity and Cash Flows for each of the three years in the period ended December 31, 1998. Our audits also included Schedule IV - Reinsurance. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, Schedule IV - Reinsurance, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.



/s/ Deloitte & Touche LLP

Chicago, Illinois
February 19, 1999

                          LINCOLN BENEFIT LIFE COMPANY
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION



                                                              December 31,
                                                              ------------
($ in thousands)                                           1998          1997
                                                           ----          ----

Assets
Investments
    Fixed income securities, at fair value
        (amortized cost $149,898 and $141,553)          $  158,984  $  147,911
    Short-term                                               3,675       1,020
                                                        ----------  ----------
    Total investments                                      162,659     148,931

Cash                                                         1,735       4,220
Reinsurance recoverable from Allstate Life
    Insurance Company                                    6,933,084   6,732,755
Reinsurance recoverable from non-affiliates                191,092     127,182
Receivable from affiliates, net                             37,103      14,481
Other assets                                                30,919      31,976
Separate Accounts                                          763,416     447,658
                                                         ----------  ----------
             Total assets                               $8,120,008  $7,507,203
                                                         ==========  ==========

Liabilities
Reserve for life-contingent contract benefits           $  338,069  $  252,195
Contractholder funds                                     6,785,070   6,607,130
Current income taxes payable                                 3,659       1,128
Deferred income taxes                                        5,546       4,149
Other liabilities and accrued expenses                      64,470      43,609
Separate Accounts                                          763,416     447,658
                                                         ----------  ----------
             Total liabilities                           7,960,230   7,355,869
                                                         ----------  ----------

Commitments and Contingent Liabilities (Note 8)

Shareholder's Equity
Common stock, $100 par value, 30,000 shares
     authorized, 25,000 issued and outstanding                2,500       2,500
Additional capital paid-in                                  116,750     116,750
Retained income                                              34,622      27,952

Accumulated other comprehensive income:
   Unrealized net capital gains                               5,906       4,132
                                                         ----------  ----------
   Total accumulated other comprehensive income               5,906       4,132
                                                         ----------  ----------
   Total shareholder's equity                               159,778     151,334
                                                         ----------  ----------
   Total liabilities and shareholder's equity            $8,120,008  $7,507,203
                                                         ==========  ==========


See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME


                                                        Year Ended December 31,
                                                        -----------------------
($ in thousands)                                      1998      1997       1996
                                                      ----      ----       ----
Revenues
Net investment income                               $10,240   $10,570   $ 9,519
Realized capital gains and losses                       134        17         6
                                                    -------   -------   -------
                                                     10,374    10,587     9,525
Costs and expenses
Provision for policy benefits (net of reinsurance
   recoveries of $496,140, $464,154 and $419,936)        --        --       465
Operating costs and expenses                             --        --       457
                                                    -------   -------   -------
                                                         --        --       922
                                                    -------   -------   -------


Income from operations before income tax expense     10,374    10,587     8,603
Income tax expense                                    3,704     3,735     3,020
                                                    -------   -------   -------

Net income                                            6,670     6,852     5,583
                                                    -------   -------   -------

Other comprehensive income, after tax
  Change in unrealized net capital gains and losses   1,774     2,331    (3,197)
                                                    -------   -------   -------

  Comprehensive income                              $ 8,444   $ 9,183   $ 2,386
                                                    =======   =======   =======



See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                 CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY



                                                         December 31,
                                                         ------------
($ in thousands)                                  1998      1997        1996
                                                  ----      ----        ----

Common Stock                                   $   2,500  $   2,500   $   2,500
                                               ---------  ---------   ---------

Additional capital paid-in                       116,750    116,750     116,750
                                               ---------  ---------   ---------

Retained income
Balance, beginning of year                        27,952     21,110      18,060
Net income                                         6,670      6,852       5,583
Dividend-in-kind                                      --        (10)     (2,533)
                                               ---------  ---------   ---------
Balance, end of year                              34,622     27,952      21,110
                                               ---------  ---------   ---------

Accumulated other comprehensive income
Balance, beginning of year                         4,132      1,801       4,998
Change in unrealized net capital gains and loss    1,774      2,331      (3,197)
                                               ---------  ---------   ---------
Balance, end of year                               5,906      4,132       1,801
                                               ---------  ---------   ---------

      Total shareholder's equity               $ 159,778  $ 151,334   $ 142,161
                                               =========  =========   =========


See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                       Year Ended December 31,
                                                       -----------------------
($ in thousands)                                    1998        1997      1996
                                                    ----        ----      ----

Cash flows from operating activities
Net income                                       $  6,670   $  6,852   $  5,583
Adjustments to reconcile net income to net
 cash provided by operating activities
 Depreciation, amortization and other non-cash items   10         20         50
 Realized capital gains and losses                   (134)       (17)        (6)
 Changes in:
  Life-contingent contract benefits and
   contractholder funds                              (425)       427     (4,918)
    Income taxes payable                            2,973       (381)       143
    Other operating assets and liabilities         (1,047)    (4,606)    10,473
                                                 --------   --------   --------
     Net cash provided by operating activties       8,047      2,295     11,325
                                                 --------   --------   --------

Cash flows from investing activities
Fixed income securities
    Investment collections                         10,710     11,980      8,759
    Investment purchases                          (18,587)   (18,307)   (17,570)
Change in short-term investments, net              (2,655)       840      4,489
                                                 --------   --------   --------
    Net cash used in investing activities         (10,532)    (5,487)    (4,322)
                                                 --------   --------   --------

Net (decrease) increase in cash                    (2,485)    (3,192)     7,003
Cash at beginning of year                           4,220      7,412        409
                                                 --------   --------   --------
Cash at end of year                              $  1,735   $  4,220   $  7,412
                                                 ========   ========   ========

Supplemental disclosure of cash flow information
 Noncash financing activity:
  Dividend-in-kind to Allstate Life Insurance    $      -   $    (10) $ (2,533)
                                                 ========   ========   ========


  See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ in thousands)


1.   General

Basis of presentation
The accompanying consolidated financial statements include the accounts of Lincoln Benefit Life Company ("LBL") and its wholly owned subsidiary, Allstate Financial Distributors, Inc., formerly Lincoln Benefit Financial Services, a registered broker-dealer (collectively, the "Company"). LBL is a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These consolidated financial statements have been prepared in conformity with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated.

To conform with the 1998 presentation, certain amounts in the prior years' financial statements and notes have been reclassified.

Nature of operations
The Company markets a broad line of life insurance and savings products primarily through independent insurance agents and brokers. Life insurance includes traditional products such as whole life and term life insurance, as well as variable life, universal life and other interest-sensitive life products. Savings products include deferred annuities, such as variable annuities and fixed rate single and flexible premium annuities, and immediate annuities. In 1998, annuity premiums and deposits represented approximately 70% of the Company's total statutory premiums and deposits.

Annuity contracts and life insurance policies issued by the Company are subject to discretionary surrender or withdrawal by customers, subject to applicable surrender charges. These policies and contracts are reinsured primarily with ALIC (see Note 3), which invests premiums and deposits to provide cash flows that will be used to fund future benefits and expenses.

The Company monitors economic and regulatory developments which have the potential to impact its business. There continues to be proposed federal and state regulation and legislation that, if passed, would allow banks greater participation in the securities and insurance businesses. Such events would present an increased level of competition for sales of the Company's products. Furthermore, the market for deferred annuities and interest-sensitive life insurance is enhanced by the tax incentives available under current law. Any legislative changes which lessen these incentives are likely to negatively impact the demand for these products.

Additionally, traditional demutualizations of mutual insurance companies and enacted and pending state legislation to permit mutual insurance companies to convert to a hybrid structure known as a mutual holding company could have a number of significant effects on the Company by (1) increasing industry competition through consolidation caused by mergers and acquisitions related to the new corporate form of business; and (2) increasing competition in the capital markets.


The Company is authorized to sell life and savings products in all states except New York, as well as in the District of Columbia, Guam and the U.S. Virgin
Islands. The top geographic locations for statutory premiums and deposits for the Company were California, Wisconsin, Florida, Pennsylvania and Illinois for the year ended December 31, 1998. No other jurisdiction accounted for more than 5% of statutory premiums and deposits. All premiums and deposits are ceded under reinsurance agreements.

                        LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ in thousands)



2.  Summary of Significant Accounting Policies

Investments
Fixed income securities include bonds and mortgage-backed securities. All fixed income securities are carried at fair value and may be sold prior to their contractual maturity ("available for sale"). The difference between amortized cost and fair value, net of deferred income taxes, is reflected as a component of shareholder's equity. Provisions are recognized for declines in the value of fixed income securities that are other than temporary. Such writedowns are included in realized capital gains and losses. Short-term investments are carried at cost or amortized cost which approximates fair value.


Investment income consists primarily of interest and dividends on short-term investments. Interest is recognized on an accrual basis and dividends are recorded at the ex-dividend date. Interest income on mortgaged-backed securities is determined on the effective yield method, based on the estimated principal repayments. Accrual of income is suspended for fixed income securities that are in default or when the receipt of interest payments is in doubt. Realized capital gains and losses are determined on a specific identification basis.


Reinsurance
The Company has reinsurance agreements whereby premiums, contract charges, credited interest, policy benefits and certain expenses are ceded, primarily to ALIC. Such amounts are reflected net of such reinsurance in the consolidated statements of operations and comprehensive income. The amounts shown in the Company's consolidated statements of operations and comprehensive income relate to the investment of those assets of the Company that are not transferred under reinsurance agreements. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the consolidated statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.


Recognition of premium revenues and contract charges
Premiums for traditional life insurance and certain life-contingent annuities are recognized as revenue when due. Accident and disability premiums are earned on a pro rata basis over the policy period. Revenues on universal life-type contracts are comprised of contract charges and fees, and are recognized when assessed against the policyholder account balance. Revenues on investment contracts include contract charges and fees for contract administration and surrenders. These revenues are recognized when levied against the contract balances. Gross premium in excess of the net premium on limited payment contracts are deferred and recognized over the contract period. All premium revenues and contract charges are reinsured.

Income taxes
The income tax provision is calculated under the liability method and presented net of reinsurance. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes arise primarily from unrealized capital gains or losses on fixed income securities carried at fair value and differences in the tax bases of investments.

Separate Accounts
The Company issues flexible premium deferred variable annuities and variable life policies, the assets and liabilities of which are legally segregated and reflected in the accompanying consolidated statements of financial position as assets and liabilities of the Separate Accounts. The Company's Separate Accounts consist of: Lincoln Benefit Life Variable Annuity Account and Lincoln Benefit Life Variable Life Account. Each of the Separate Accounts are unit investment trusts registered with the Securities and Exchange Commission.

                        LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ in thousands)


The assets of the Separate Accounts are carried at fair value. Investment income and realized capital gains and losses of the Separate Accounts accrue directly to the contractholders and, therefore, are not included in the Company's consolidated statements of operations and comprehensive income. Revenues to the Company from the Separate Accounts consist of contract maintenance fees, administration fees, mortality and expense risk charges and cost of insurance charges, all of which are reinsured with ALIC.

Reserve for life-contingent contract benefits
The reserve for life-contingent contract benefits, which relates to traditional life insurance, fixed annuities with life contingencies, disability insurance and accident insurance, is computed on the basis of assumptions as to future investment yields, mortality, morbidity, terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by such characteristics as type of coverage, year of issue and policy duration. Reserve interest rates ranged from 4.0% to 10.0% during 1998.

Contractholder funds
Contractholder funds arise from the issuance of individual or group policies and contracts that include an investment component, including most fixed annuities and universal life policies. Payments received are recorded as interest-bearing liabilities. Contractholder funds are equal to deposits received and interest credited to the benefit of the contractholder less withdrawals, mortality charges and administrative expenses. During 1998, credited interest rates on contractholder funds ranged from 4.40% to 9.25% for those contracts with fixed interest rates and from 1.08% to 15.15% for those with flexible rates.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New accounting standards
In 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." Comprehensive income is a measurement of certain changes in shareholder's equity that result from transactions and other economic events other than transactions with the shareholder. For the Company, these consist of changes in unrealized gains and losses on the investment portfolio (See Note 9).

In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 redefines how segments are determined and requires additional segment disclosures for both annual and interim financial reporting. The Company has identified itself as a single operating segment.

Pending accounting standards
In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position
("SOP")   97-3,   "Accounting by Insurance and Other Enterprises for
Insurance-related Assessments." The SOP is required to be adopted in 1999. The SOP provides guidance concerning when to recognize a liability for insurance-related assessments and how those liabilities should be measured. Specifically, insurance-related assessments should be recognized as liabilities when all of the following criteria have been met: 1) an assessment has been imposed or it is probable that an assessment will be imposed, 2) the event obligating an entity to pay an assessment has occurred and 3) the amount of the assessment can be reasonably estimated. The Company is currently evaluating the effects of this SOP on its accounting for insurance-related assessments. Certain information required for compliance is not currently available and therefore the Company is studying alternatives for estimating the accrual. In addition, industry groups are working to

                        LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ in thousands)


improve the information available. Adoption of this standard is not expected to be material to the results of operations or financial position of the Company.


3.   Related Party Transactions

Reinsurance

The Company has reinsurance agreements whereby premiums, contract charges, credited interest, policy benefits and certain expenses are ceded, and reflected net of such cessions in the consolidated statements of operations and comprehensive income. The amounts shown in the Company's consolidated statements of operations and comprehensive income relate to the investment of those assets of the Company that are not transferred under reinsurance agreements. Reinsurance recoverable and the related reserve of life-contingent contract benefits and contractholder funds are reported separately in the consolidated statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

Investment income earned on the assets which support contractholder funds and the reserve for life-contingent contract benefits are not included in the Company's consolidated financial statements as those assets are owned and managed under terms of the reinsurance agreements. The following amounts were ceded to ALIC under reinsurance agreements.


                                                        Year ended December 31,
                                                        -----------------------
($ in thousands)                                       1998      1997      1996
                                                   --------  --------  --------

Premiums                                           $ 30,811  $ 34,834  $ 48,111
Contract charges                                    106,158    87,061    73,659
Credited interest, policy benefits, and other
     expenses                                       609,325   533,369   496,735

Effective December 31, 1996, the reinsurance treaty with ALIC was amended to also include a paid up block of life business which was previously retained by the Company. The reinsurance premium related to the transfer was $8,255 on a statutory accounting basis and $5,712 based upon generally accepted accounting principles, creating a dividend-in-kind of $2,543. The premium is equal to the sum of the aggregate policy reserves and policyholder dividend accumulation on this block of business as of December 31, 1996. The policy loans and accrued interest relating to this block of business totaled $554 and were also ceded to ALIC as of December 31, 1996, creating a non-cash financing transaction.

Business operations
The Company utilizes services provided by AIC and ALIC and business facilities owned or leased, and operated by AIC in conducting its business activities. The Company reimburses AIC and ALIC for the operating expenses incurred on behalf of the Company. The cost to the Company is determined by various allocation methods and is primarily related to the level of services provided. Operating expenses, including compensation and retirement and other benefit programs, allocated to the Company were $45,940, $34,947, and $25,094 in 1998, 1997 and 1996, respectively. Of these costs, the Company retains investment related expenses. All other costs are ceded to ALIC under reinsurance agreements.

                        LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ in thousands)


4.       Investments

Fair values
The amortized cost, gross unrealized gains and losses, and fair value for fixed income securities are as follows:



                                                  Gross Unrealized
                                       Amortized  ----------------    Fair
                                        cost        Gains   Losses    value
                                      ----------- -------  --------  ----------
At December 31, 1998
U.S. government and agencies          $ 14,105  $  2,498  $      -   $ 16,603
Corporate                               84,547     3,548      (151)    87,944
Foreign government                       3,031       239         -      3,270
Mortgage-backed securities              48,215     2,972       (20)    51,167
                                      --------  --------  --------   --------
    Total fixed income securities     $149,898  $  9,257  $   (171)  $158,984
                                      ========  ========  ========   ========


At December 31, 1997
U.S. government and agencies          $ 14,598  $  1,760  $      -   $ 16,358
Corporate                               71,602     1,839      (297)    73,144
Foreign government                       3,040       229         -      3,269
Mortgage-backed securities              52,313     2,845       (18)    55,140
                                      --------  --------  --------   --------
    Total fixed income securities     $141,553  $  6,673  $   (315)  $147,911
                                     ========  ========  ========   ========
Scheduled maturities
The scheduled maturities for fixed income securities are as follows at December 31, 1998:
                                                Amortized    Fair
                                                  cost       value
                                                ---------- --------

Due in one year or less                        $  4,525  $  4,554
Due after one year through five years            25,829    26,625
Due after five years through ten years           58,047    60,861
Due after ten years                              13,282    15,777
                                                --------  --------
                                                101,683   107,817
Mortgage-backed securities                       48,215    51,167
                                                -------   -------
     Total                                     $149,898  $158,984
                                               ========  ========


Actual maturities may differ from those scheduled as a result of prepayments by the issuers.

Net investment income
Year ended December 31,                 1998      1997     1996
                                        ----      ----     ----
Fixed income securities                $10,375  $10,723  $ 9,825
Short-term investments                     231      160      215
                                       -------  -------  -------
  Investment income,before expense      10,606   10,883   10,040
  Investment expense                       366      313      521
                                       -------  -------  -------
    Net investment income              $10,240  $10,570  $ 9,519
                                       =======  =======  =======

                        LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ in thousands)


Realized capital gains and losses
Year ended December 31,                                  1998    1997    1996
                                                       ------  ------  ------

Fixed income securities                                $  134  $   17  $    6
    Income taxes                                           47       6       2
                                                        ------  ------  ------
    Realized capital gains and losses, after tax       $   87  $   11  $    4
                                                        ======  ======  ======

Excluding calls and prepayments, there were no gains or losses realized on sales of fixed income securities during 1998, 1997 and 1996.

Unrealized net capital gains
Unrealized   net  capital   gains  on  fixed  income   securities   included  in
shareholder's equity at December 31, 1998 are as follows:



                                                        Gross unrealized
                               Cost/                     ----------------    Unrealized
                           amortized cost   Fair value  Gains      Losses    net gains
                           -------------   ----------   ------     ------    ----------

Fixed income securities       $ 149,898     $ 158,984   $ 9,257   $ (171)    $ 9,086
                              =========      =========  ========  ========
Deferred income taxes                                                         (3,180)
                                                                             ----------
Unrealized net capital gains                                                  $ 5,906
                                                                             ==========


Change in unrealized net capital gains and losses
Year ended December 31,                     1998      1997      1996
                                            ----      ----      ----
Fixed income securities                  $ 2,729   $ 3,585   $(4,918)
Deferred income taxes                       (955)   (1,254)    1,721
                                          -------  -------   --------
Increase (decrease) in unrealized net
     capital gains                       $ 1,774   $ 2,331   $(3,197)
                                         =======   =======   ========
Securities on deposit
At December 31, 1998, fixed income securities with a carrying value of $8,945 were on deposit with regulatory authorities as required by law.

5. Financial Instruments


In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value estimates of financial instruments presented on the following page are not necessarily indicative of the amounts the Company might pay or receive in actual market transactions. Potential taxes and other transaction costs have not been considered in estimating fair value. The disclosures that follow do not reflect the fair value of the Company as a whole since a number of the Company's significant assets (including reinsurance recoverable) and liabilities (including traditional life and universal life-type insurance reserves, and deferred income taxes) are not considered financial instruments and are not carried at fair value. Other assets and liabilities considered financial instruments, such as accrued investment income and cash, are generally of a short-term nature. Their carrying values are assumed to approximate fair value.

                        LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ in thousands)

Financial assets
The carrying value and fair value of financial assets at December 31, are as follows:

                                1998                 1997
                                ----                 ----
                         Carrying    Fair     Carrying   Fair
                          value      value      value    value
                          -------    ------   -------- -------

Fixed income securities  $158,984  $158,984  $147,911  $147,911
Short-term investments      3,675     3,675     1,020     1,020
Separate Accounts         763,416   763,416   447,658   447,658

Fair values for fixed income securities are based on quoted market prices where available. Non-quoted securities are valued based on discounted cash flows using current interest rates for similar securities. Short-term investments are highly liquid investments with maturities of less than one year whose carrying value approximates fair value. Separate Accounts assets are carried in the consolidated statements of financial position at fair value based on quoted market prices.

Financial liabilities
The carrying value and fair value of financial liabilities at December 31, are as follows:

                                   1998                     1997
                                   ----                     ----
                           Carrying    Fair       Carrying      Fair
                            value      value       value        value
                            -------  -------     ---------     ------
Contractholder funds on
 nvestment contracts    $5,220,485    $5,006,124   $5,188,474  $4,941,732
Separate Accounts          763,416       763,416      447,658     447,658


The fair value of contractholder funds on investment contracts is based on the terms of the underlying contracts. Reserves on investment contracts with no stated maturities (single premium and flexible premium deferred annuities) are valued at the account balance less surrender charges. The fair value of immediate annuities and annuities without life contingencies with fixed terms is estimated using discounted cash flow calculations based on interest rates currently offered for contracts with similar terms and durations. Separate Accounts liabilities are carried at the fair value of the underlying assets.


6.   Income Taxes

The Company joins the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Company pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Company in the consolidated federal income tax return. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

Prior to Sears, Roebuck and Co.'s ("Sears") distribution ("Sears distribution") on June 30, 1995 of its 80.3% ownership in the Corporation to Sears shareholders, the Allstate Group, including the Company, joined with Sears and its domestic business units (the "Sears Group") in the filing of a consolidated federal income tax return (the "Sears Tax Group") and were parties to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company, through the Corporation, paid to or received from the Sears Group the amount, if any, by which the Sears Tax Group's federal income tax liability was affected by virtue of inclusion of the Company in the consolidated federal income tax return.

                        LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ in thousands)


As a result of the Sears distribution, the Allstate Group was no longer included in the Sears Tax Group, and the Tax Sharing Agreement was terminated. Accordingly, the Allstate Group and Sears Group entered into a new tax sharing agreement, which adopts many of the principles of the Tax Sharing Agreement and governs their respective rights and obligations with respect to federal income taxes for all periods prior to the Sears distribution, including the treatment of audits of tax returns for such periods.

The Internal Revenue Service ("IRS") has completed its review of the Allstate Group's income tax returns through the 1993 tax year. Any adjustments that may result from IRS examinations of tax returns are not expected to have a material impact on the financial position, liquidity or result of operations of the Company.

The components of the deferred income tax assets and liabilities at December 31, are as follow:
                                          1998          1997
                                          ----          ----
Deferred assets
Separate Accounts                         $   -      $   393
                                         ------       -------
Deferred liabilities
Unrealized net capital gains             (3,180)      (2,225)
Difference in tax bases of investments   (2,244)      (2,265)
Other liabilities                          (122)         (52)
                                        -------       -------
    Total deferred liabilities           (5,546)      (4,542)
                                        -------       -------
      Net deferred liability            $(5,546)     $(4,149)
                                         =======      =======

The components of the income tax expense for the year ended at December 31, are as follow:

                                1998     1997      1996
                                ----     ----      ----

Current                       $ 3,262  $ 4,321   $ 3,082
Deferred                          442     (586)      (62)
                              -------  -------   -------
    Total income tax expense  $ 3,704  $ 3,735   $ 3,020
                              =======  =======   =======

The Company paid income taxes of $731, $4,116 and $2,864 in 1998, 1997 and 1996, respectively. The Company had a current income tax liability of $3,659 and $1,128 at December 31, 1998 and 1997, respectively.

A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the year ended December 31, is as follows:

                                     1998      1997       1996
                                     ----      ----       ----
Statutory federal income tax rate    35.0%     35.0%      35.0%
Other                                  .7        .3         .1
                                     -----     -----      -----
Effective income tax rate            35.7%     35.3%      35.1%
                                     =====     =====      =====

                        LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ in thousands)



Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a "policyholder surplus" account. The balance in this account at December 31, 1998, approximately $340, will result in federal income taxes payable of $119 if distributed by the Company to ALIC. No provision for taxes has been made as the Company has no plan to distribute amounts from this account. No further additions to the account have been permitted since the Tax Reform Act of 1984.


7.       Statutory Financial Information

Permitted statutory accounting practices
The Company prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Nebraska Department of Insurance. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company does not follow any permitted statutory accounting practices that have a significant impact on statutory surplus or statutory net income.

The NAIC's codification initiative has produced a comprehensive guide of revised statutory accounting principles. While the NAIC has approved a January 1, 2001 implementation date for the newly developed guidance, companies must adhere to the implementation date adopted by their state of domicile. The Company's state of domicile, Nebraska, is continuing its comparison of codification and current statutory accounting requirements to determine the necessary revisions to existing state laws and regulations. The requirements are not expected to have a material impact on the statutory surplus of the Company.

Dividends
The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company and other relevant factors. The payment of shareholder dividends by insurance companies without the prior approval of the state insurance regulator is limited to formula amounts based on net income and capital and surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The maximum amount of dividends that the Company can distribute during 1999 without prior approval of the Nebraska Department of Insurance is $14,434.

                        LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ in thousands)


8.   Commitments and Contingent Liabilities

Leases

The Company leases certain office facilities. Total rent expense for all leases was $1,358, $1,274 and $1,039 in 1998, 1997 and 1996, respectively. Minimum rental commitments under noncancelable operating leases with initial or remaining term of more than one year as of December 31, are as follows:


                                                  1998
                                                  ----
                            1999                 $1,395
                            2000                  1,174
                            2001                     12
                            2002                     12
                            2003                     12
                            Thereafter              276
                                                 -------
                                                 $2,881
                                                 ======
In 1998, the Company accrued lease cancellation charges of $1,100 in anticipation of terminating a particular lease, included in the table above, for office space which is expected to be vacated by the end of 1999.

Regulation and legal proceedings
The Company's business is subject to the effects of a changing social, economic and regulatory environment. Public and regulatory initiatives have varied and have included employee benefit regulation, controls on medical care costs, removal of barriers preventing banks from engaging in securities and insurance business, tax law changes affecting the taxation of insurance companies, and tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles, and proposed legislation to prohibit the use of gender in determining insurance rates and benefits. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

From time to time the Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary damages are asserted. In the opinion of management, the ultimate liability, if any, arising from such pending or threatened litigation is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.




                        LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ($ in thousands)



9.       Other Comprehensive Income

The components of other comprehensive income on a pretax and after-tax basis for the year ended December 31, are as follows:

                                        1998                              1997                             1996
                               -----------------------------   -----------------------------     ----------------------------
                                                      After-                          After-                          After-
                              Pretax       Tax       tax        Pretax      Tax      tax         Pretax      Tax        tax
                              ------     ------    --------     -------     ----     ------      -------     ----     ------
Unrealized capital gains
and losses:
-------------------------
Unrealized holding
   gains (losses) arising
   during the period          $ 2,863   $(1,002)   $ 1,861    $ 3,602  $ (1,260) $   2,342     $  (4,912)   $ 1,719   $ (3,193)
Less: reclassification
   adjustment for
   realized capital gains
   included in net income         134       (47)        87         17        (6)        11             6       (2)          4
                               -------   -------    -------    -------   --------   -------      -------    -------    -------
Unrealized net capital
   gains (losses)               2,729      (955)     1,774      3,585    (1,254)     2,331       (4,918)     1,721     (3,197)
                               -------    -------    ------    ------    -------   -------      --------    -------   --------
Other comprehensive
   income                     $ 2,729    $ (955)   $ 1,774    $ 3,585   $(1,254)   $ 2,331      $(4,918)   $ 1,721    $(3,197)
                               =======    =======   =======    =======   =======   =======      ========    =======   ========



                          LINCOLN BENEFIT LIFE COMPANY
                            SCHEDULE IV- REINSURANCE
                                ($ in thousands)



                                    Gross                               Net
Year Ended December 31, 1998       amount           Ceded            amount
----------------------------      ------            -----            ------

Life insurance in force         $97,690,299  $    97,690,299  $            -
                                ===========  ===============  ==============
Premiums and contract charges:
         Life and annuities     $   287,839  $       287,839  $            -
         Accident and health          3,450            3,450               -
                                -----------  ---------------   -------------
                                $   291,289  $       291,289  $            -
                                ===========  ===============  ==============


                                  Gross                             Net
Year Ended December 31, 1997     amount           Ceded            amount
----------------------------     -------          ------           ------

Life insurance in force         $72,754,000    $72,754,000     $            -
                                ===========    ===========      =============
Premiums and contract charges:
         Life and annuities     $   277,825    $   277,825     $            -
         Accident and health         35,217         35,217                  -
                                -----------    -----------      -------------
                                $   313,042    $   313,042     $            -
                                ===========    ===========      =============


                                   Gross                             Net
Year Ended December 31, 1996       amount         Ceded             amount
----------------------------       ------         -----             ------

Life insurance in force         $51,514,000    $51,514,000   $            -
                                ============    ===========   =============
Premiums and contract charges:
         Life and annuities    $    191,475    $   191,475   $            -
         Accident and health          9,566          9,566                -
                               -------------  -----------    --------------
                               $    201,041    $   201,041   $            -
                               ============    ===========   ==============



                          LINCOLN BENEFIT LIFE COMPANY
                  CONSOLIDATED STATEMENTS OF FINANCIAL POSITION


                                                                                     MARCH 31,  DECEMBER 31,
                                                                                       1999         1998
                                                                                   -----------  -----------

($ in thousands)                                                                   (UNAUDITED)

ASSETS
Investments
   Fixed income securities at fair value (amortized
     cost $151,857 and $149,898)                                                    $  157,777   $  158,984
   Short-term                                                                            4,191        3,675
                                                                                    ----------   ----------
        Total investments                                                              161,968      162,659

Cash                                                                                     1,112        1,735
Reinsurance recoverable from Allstate Life
    Insurance Company                                                                7,044,779    6,933,084
Reinsurance recoverable non-affiliates                                                 215,981      191,092
Receivable from affiliates, net                                                         40,761       37,103
Other assets                                                                            29,634       30,919
Separate Accounts                                                                      861,531      763,416
                                                                                    ----------   ----------
          TOTAL ASSETS                                                              $8,355,766   $8,120,008
                                                                                    ==========   ==========

LIABILITIES
Reserve for life-contingent contract benefits                                       $  373,997   $  338,069
Contractholder funds                                                                 6,878,531    6,785,070
Current income taxes payable                                                             4,566        3,659
Deferred income taxes                                                                    4,453        5,546
Other liabilities and accrued expenses                                                  73,275       64,470
Separate Accounts                                                                      861,531      763,416
                                                                                    ----------   ----------
          TOTAL LIABILITIES                                                          8,196,353    7,960,230
                                                                                    ----------   ----------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 4)

SHAREHOLDER'S EQUITY
Common stock, $100 par value, 30,000 shares
    authorized, 25,000 issued and outstanding                                            2,500        2,500
Additional capital paid-in                                                             116,750      116,750
Retained income                                                                         36,315       34,622

Accumulated other comprehensive income:
    Unrealized net capital gains                                                         3,848        5,906
                                                                                    ----------   ----------
           TOTAL ACCUMULATED OTHER COMPREHENSIVE INCOME                                  3,848        5,906
                                                                                    ----------   ----------
           TOTAL SHAREHOLDER'S EQUITY                                                  159,413      159,778
                                                                                    ----------   ----------
           TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY                               $8,355,766   $8,120,008
                                                                                    ==========   ==========


See notes to consolidated financial statements.



                          LINCOLN BENEFIT LIFE COMPANY
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                            THREE MONTHS ENDED
                                                                                  MARCH 31,
                                                                         -----------------------
($ in thousands)                                                             1999        1998
                                                                         ----------   ----------

                                                                                (UNAUDITED)

REVENUES
Net investment income                                                    $    2,621   $    2,579
Realized capital gains and losses                                                 1         --
                                                                         ----------   ----------

INCOME BEFORE INCOME TAX EXPENSE                                              2,622        2,579

Income tax expense                                                              929          912
                                                                         ----------   ----------

NET INCOME                                                               $    1,693   $    1,667
                                                                         ==========   ==========



See notes to consolidated financial statements.



                          LINCOLN BENEFIT LIFE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                       THREE MONTHS ENDED
                                                                                             MARCH 31,
                                                                                 ----------------------------
($ in thousands)                                                                    1999              1998
                                                                                 -----------       ----------
                                                                                         (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                       $    1,693        $    1,667
Adjustments to reconcile net income to net
    cash provided by operating activities
      Amortization and other non-cash items                                              20                11
      Realized capital gains and losses                                                  (1)                -
      Changes in:
        Life-contingent contract benefits and
          contractholder funds                                                       (1,561)              213
        Income taxes payable                                                            922               913
        Other operating assets and liabilities                                          646              (781)
                                                                                 ----------        ----------
           Net cash provided by operating activities                                  1,719             2,023
                                                                                 ----------        ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed income securities
    Investment collections                                                            4,986             1,792
    Investment purchases                                                             (6,812)           (3,070)
Change in short-term investments, net                                                  (516)           (3,473)
                                                                                 ----------        ----------
           Net cash used in investing activities                                     (2,342)           (4,751)
                                                                                 ----------        ----------

NET DECREASE IN CASH                                                                   (623)           (2,728)
CASH AT BEGINNING OF PERIOD                                                           1,735             4,220
                                                                                 ----------        ----------
CASH AT END OF PERIOD                                                            $    1,112        $    1,492
                                                                                 ==========        ==========




See notes to consolidated financial statements.

                          LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1.    BASIS OF PRESENTATION

              The accompanying consolidated financial statements include the accounts of Lincoln Benefit Life Company ("LBL") and its wholly owned subsidiary, Allstate Financial Distributors, Inc., (formerly Lincoln Benefit Life Financial Services) a registered broker-dealer (collectively, the "Company"). LBL is a wholly owned subsidiary of Allstate Life Insurance Company ("ALIC"), which is wholly owned by Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These consolidated financial statements have been prepared in conformity with generally accepted accounting principles.

              The consolidated financial statements and notes as of March 31, 1999 and for the three month periods ended March 31, 1999 and 1998 are unaudited. The consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) which are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods. The consolidated financial statements and notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Lincoln Benefit Life Company Annual Report on Form 10K for 1998. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

              Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." The SOP provides guidance concerning when to recognize a liability for insurance-related assessments and how those liabilities should be measured. Specifically, insurance-related assessments should be recognized as liabilities when all of the following criteria have been met: 1) an assessment has been imposed or it is probable that an assessment will be imposed, 2) the event obligating an entity to pay an assessment has occurred and 3) the amount of the assessment can be reasonably estimated. The adoption of this statement was immaterial to the Company's results of operations and financial position.

              To conform with the 1999 presentation, certain amounts in the prior years' consolidated financial statements and notes have been reclassified.


2.     REINSURANCE

              The Company has reinsurance agreements whereby premiums, contract charges, credited interest, policy benefits and certain expenses are ceded, primarily to ALIC and reflected net of such reinsurance in the consolidated statements of operations. The amounts shown in the Company's consolidated statements of operations relate to the investment of those assets of the Company that are not transferred under reinsurance agreements. Reinsurance recoverable and the related reserve for life-contingent contract benefits and contractholder funds are reported separately in the consolidated statements of financial position. The Company continues to have primary liability as the direct insurer for risks reinsured.

                          LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


              Investment income earned on the assets which support contractholder funds and the reserve for life-contingent contract benefits is not included in the Company's financial statements as those assets are owned and managed under the terms of reinsurance agreements. The following amounts were ceded to ALIC under reinsurance agreements.

                                                      THREE MONTHS ENDED
                                                            MARCH 31,
                                                 ----------------------------
       ($ in thousands)                            1999                 1998
                                                 --------             -------

       Premiums                                  $ 13,383             $ 9,148
       Contract charges                            31,897              24,569
       Credited interest, policy benefits,
           and expenses                           167,288             123,098


3.      COMPREHENSIVE INCOME

               The components of other comprehensive income on a pretax and after-tax basis for the three months ended March 31, are as follows:


       ($ in thousands)                                  1999                          1998
                                            ----------------------------    ---------------------------
                                                                  AFTER-                         AFTER-
                                             PRETAX      TAX       TAX       PRETAX     TAX       TAX
                                             ------      ---       ---       ------     ---       ---

       Unrealized capital gains and losses:
       ------------------------------------

       Unrealized holding (losses) gains
           arising during the period        $(3,165)   $ 1,108   $(2,057)   $    23   $     8   $    15
       Less: reclassification adjustment
           for realized net capital gains
           included in net income                 1         --         1         --        --        --
                                            -------    -------   -------    -------   -------   -------
       Other comprehensive
       (loss) income                        $(3,166)   $ 1,108    (2,058)   $    23   $     8        15
                                            =======    =======   -------    =======   =======   -------

Net income                                                         1,693                          1,667
                                                                 -------                        -------

Comprehensive (loss) income                                      $  (365)                       $ 1,682
                                                                 =======                        =======



                          LINCOLN BENEFIT LIFE COMPANY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


      4.       REGULATION AND LEGAL PROCEEDINGS

               The Company is subject to the effects of a changing social, economic and regulatory environment. Public and regulatory initiatives have varied and have included efforts to adversely influence and restrict premium rates, restrict the Company's ability to cancel policies, impose underwriting standards and expand overall regulation. The ultimate changes and eventual effects, if any, of these initiatives are uncertain.

               Various other legal and regulatory actions are currently pending that involve the Company and specific aspects of its conduct of business. In the opinion of management, the ultimate liability, if any, in one or more of these actions in excess of amounts currently reserved is not expected to have a material effect on the results of operations, liquidity or financial position of the Company.

                                    APPENDIX

              ILLUSTRATIONS OF SURRENDER VALUES AND DEATH BENEFITS

The following tables illustrate how the Surrender Values and Death Benefits of a Policy change with the investment experience of the Portfolios. The tables show how the Surrender Values and Death Benefits of a Policy covering Insured Persons of a given age and underwriting risk classification and payment of specified annual Premiums would vary over time if the investment return on the assets held in the underlying Portfolio(s) was a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables on pages A-2 and A-3 illustrate a Policy covering a male, age 55 and a female age 55, a $1,000,000 Face Amount, under a preferred nonsmoker risk classification and Death Benefit Option 1.


The illustrations assume annual payment of $2,594. Payment of this Premium each year would guarantee Death Benefit coverage for ten years, regardless of investment performance, assuming no loans or withdrawals are taken.


The illustration on page A-2 assumes current charges and cost of insurance rates, while the illustration on page A-3 assumes maximum guaranteed charges and cost of insurance rates (based on the 1980 Commissioners Standard Ordinary Mortality Table)

The amounts shown for the Death Benefit, Policy Value and Surrender Value reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return on the assets held in the Portfolios as a result of expenses paid by the Portfolios and charges levied against the Subaccounts. The values shown take into account the average daily investment advisory fees paid by the Portfolios, which is equivalent to an average annual rate of .69% of the average daily net assets of the Funds, and the average of other daily Portfolio expenses, which is equivalent to an average annual rate of .15% of the average daily net assets of the Funds. The illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Current Costs" correspond to approximate net annual rates of -0.83%, 5.17%, and 11.17%, respectively. The illustrated gross annual investment rates of return of 0%, 6%, and 12%, "Assuming Guaranteed Costs" correspond to approximate net annual rates of return of -0.83%, 5.17%, and 11.17%, respectively. Also reflected is our monthly charge to the Policy Value for assuming mortality and expense risks. The current charge for the first fourteen Policy Years is an annual rate of .72% of the average net assets of the Subaccounts, with a maximum charge of .48% of average daily net assets thereafter.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account, since we are not currently making this charge. However, this charge may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charge in order to produce the Death Benefits, Policy Values and Surrender Values illustrated (see "Tax Matters," page __).

The tables illustrate the Policy Values, Surrender Values and Death Benefits that would result based upon the hypothetical investment rates of return if Premiums are paid as indicated, if all net Premiums are allocated to the Separate Account, and if no Policy loans are taken. The tables also assume that you have not requested an increase or decrease in the face amount of the Policy and that no partial surrenders or transfers have been made.

Upon request, we will provide a comparable illustration based upon the proposed Insured Persons' actual age, sex and underwriting classification, the Face Amount, Death Benefit option, the proposed amount and frequency of Premiums paid and any available riders requested.

                          LINCOLN BENEFIT LIFE COMPANY
            FLEXIBLE PREMIUM "LAST SURVIVOR" VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS

                      MALE ISSUE AGE 55 FEMALE ISSUE AGE 55

                            Face Amount $1,000,000.00
                            Annual Premium Paid $2594
                           Preferred Non-Smoker Class
                             Death Benefit Option 1

                              Current Charge Rates

                          DEATH BENEFIT
                 Assuming Hypothetical Gross and
                 Net Annual Investment Return of
     Policy     0% Gross    6% Gross    12% Gross
      Year      [-0.83%] Net  [5.17%] Net  [11.17%] Net
       1         1,000,000     1,000,000     1,000,000
       2         1,000,000     1,000,000     1,000,000
       3         1,000,000     1,000,000     1,000,000
       4         1,000,000     1,000,000     1,000,000
       5         1,000,000     1,000,000     1,000,000
       6         1,000,000     1,000,000     1,000,000
       7         1,000,000     1,000,000     1,000,000
       8         1,000,000     1,000,000     1,000,000
       9         1,000,000     1,000,000     1,000,000
       10        1,000,000     1,000,000     1,000,000
       15        1,000,000     1,000,000     1,000,000
       20        1,000,000     1,000,000     1,000,000
       25        *             1,000,000     1,000,000
       35        *             *             *
       45        *             *             *


                                  POLICY VALUE
                         Assuming Hypothetical Gross and
                         Net Annual Investment Return of
         Policy       0% Gross      6% Gross12% Gross
         Year       [-0.83%] Net   [5.17%] Net [11.17%] Net
       1              852.33          947.22     1,042.96
       2            1,599.71        1,841.47     2,096.38
       3            2,211.77        2,647.57     3,127.68
       4            2,659.08        3,328.92     4,100.70
       5            2,924.36        3,859.79     4,988.82
       6            2,986.44        4,208.88     5,757.99
       7            2,783.20        4,301.23     6,327.39
       8            3,742.96        5,595.84     8,192.23
       9            4,439.12        6,691.79     9,988.39
       10           4,939.86        7,646.58    11,777.45
       15           6,164.62       11,803.24    22,539.65
       20           4,410.10       13,895.17    37,229.95
       25           *               6,945.16    51,682.07
       35           *               *           *
       45           *               *           *


                                 SURRENDER VALUE
                         Assuming Hypothetical Gross and
                         Net Annual Investment Return of
         Policy       0% Gross    6% Gross    12% Gross
         Year     [-0.83%] Net   [5.17%] Net   [11.17%] Net
       1                 0.00         0.00      0.00
       2                 0.00         0.00      0.00
       3                 0.00         0.00      0.00
       4                 0.00         0.00      0.00
       5                 0.00         0.00      0.00
       6                 0.00         0.00      0.00
       7                 0.00         0.00      0.00
       8                 0.00         0.00     42.63
       9                 0.00       579.59  3,876.19
       10                0.00     2,553.08   6,683.95
       15            6,164.62    11,803.24  22,539.65
       20            4,410.10    13,895.17  37,229.95
       25            *            6,945.16  51,682.07
       35            *            *          *
       45            *            *          *

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would be different if Premiums are paid with a different frequency or in different amounts.

Assumes that no Policy loans or withdrawals have been made. An asterisk indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Policy owner and different investment rates of return for the Portfolios. The Death Benefit, Policy Value, and surrender value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy
Years. No representation can be made by the Company or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.




                          LINCOLN BENEFIT LIFE COMPANY
            FLEXIBLE PREMIUM "LAST SURVIVOR" VARIABLE LIFE INSURANCE
                           HYPOTHETICAL ILLUSTRATIONS

                      MALE ISSUE AGE 55 FEMALE ISSUE AGE 55

                            Face Amount $1,00,000.00
                            Annual Premium Paid $2594
                           Preferred Non-Smoker Class
                             Death Benefit Option 1

                             Guaranteed Charge Rates

                          DEATH BENEFIT
                 Assuming Hypothetical Gross and
                 Net Annual Investment Return of
     Policy     0% Gross    6% Gross    12% Gross
      Year      [-0.83%] Net  [5.17%] Net  [11.17%] Net
       1       1,000,000        1,000,000 1,000,000
       2       1,000,000        1,000,000 1,000,000
       3       1,000,000        1,000,000 1,000,000
       4       1,000,000        1,000,000 1,000,000
       5       1,000,000        1,000,000 1,000,000
       6       1,000,000        1,000,000 1,000,000
       7       1,000,000        1,000,000 1,000,000
       8       1,000,000        1,000,000 1,000,000
       9       1,000,000        1,000,000 1,000,000
       10      1,000,000        1,000,000  1,000,000
       15              *                *          *
       20              *                *          *
       25              *                *          *
       35              *                *          *
       45              *                *          *


                                  POLICY VALUE
                         Assuming Hypothetical Gross and
                         Net Annual Investment Return of
         Policy       0% Gross      6% Gross12% Gross
         Year      [-0.83%] Net   [5.17%] Net   [11.17%] Net
       1               831.87         926.08      1,021.17
       2             1,530.79       1,769.06      2,020.46
       3             2,072.31       2,498.06      2,967.73
       4             2,428.83       3,076.90      3,825.34
       5             2,565.84       3,460.59      4,544.74
       6             2,440.09       3,592.58      5,062.41
       7             1,995.41       3,399.96      5,294.30
       8             2,585.03       4,260.50      6,646.13
       9             2,663.77       4,642.40      7,607.92
       10            2,123.02       4,404.86      8,017.08
       15                   *              *          *
       20                   *              *          *
       25                   *              *          *
       35                   *              *          *
       45                   *              *          *


                                 SURRENDER VALUE
                         Assuming Hypothetical Gross and
                         Net Annual Investment Return of
         Policy       0% Gross    6% Gross    12% Gross
         Year      [-0.83%] Net   [5.17%] Net   [11.17] Net
       1                0.00         0.00         0.00
       2                0.00         0.00         0.00
       3                0.00         0.00         0.00
       4                0.00         0.00         0.00
       5                0.00         0.00         0.00
       6                0.00         0.00         0.00
       7                0.00         0.00         0.00
       8                0.00         0.00         0.00
       9                0.00         0.00     1,495.72
       10               0.00         0.00     2,923.58
       15                  *            *          *
       20                  *            *          *
       25                  *            *          *
       35                  *            *          *
       45                  *            *          *

Assumes the Premium shown is paid at the beginning of each Policy Year. Values would be different if Premiums are paid with a different frequency or in different amounts.

Assumes that no Policy loans or withdrawals have been made. An asterisk indicates lapse in the absence of additional Premium.

The hypothetical investment rates of return shown above and elsewhere in this Prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual investment rates of return may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Policy owner and different investment rates of return for the Portfolios. The Death Benefit, Policy Value, and surrender value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages for individual Policy
Years. No representation can be made by the Company or any Portfolio that this assumed investment rate of return can be achieved for any one year or sustained over a period of time.



                           PART II - OTHER INFORMATION


                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      REPRESENTATION AS TO FEES AND CHARGES

Lincoln Benefit Life Company hereby represents that the fees and charges deducted under the Flexible Premium Last Survivor Variable Universal Life Insurance Policy hereby registered by this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Benefit Life Company.

                     REPRESENTATION PURSUANT TO RULE 6e-3(T)

     This filing is made pursuant to Rule 6e-3(T) under the Investment Company Act of 1940, as amended (the "1940 Act").

                        UNDERTAKING AS TO INDEMNIFICATION

         Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                     CONTENTS OF THIS REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

     Facing Sheet
     Cross-Reference Sheet
     Prospectus consisting of 40 pages
     Undertaking to File Reports
     Undertaking As To Indemnification
     Representation As To Fees and Charges
     Representation Pursuant to Rule 6e-3(T)
     Signature Pages
     Exhibits

                                  EXHIBIT LIST

1. Exhibits required by paragraph A of the instructions as to Exhibits of Form N-8B-2

     (1) Resolution of the Board of Directors of Lincoln Benefit Life Company authorizing establishment of the Lincoln Benefit Life Variable Life Account (1)

     (2)  Custodian Agreement (not applicable)

     (3)  (a) Form of Principal Underwriting Agreement (3)

          (b)  Form of Selling Agreement (4)


          (c)  Schedule of Sales Commissions - filed herewith


     (4)  Other Agreements  between the depositor,  principal  underwriter,  and
          custodian   with  respect  to  Registrant  or  its   securities   (not
          applicable)


     (5)  Specimen Policy (5)


     (6) (a) Articles of Incorporation of Lincoln Benefit Life Company, as amended (1)

          (b)  By-laws of Lincoln Benefit Life Company (1)

     (7)  Insurance Company Blanket Bond (1)

     (8)  Participation Agreements

          (a) Fund Participation Agreement between Janus Aspen Series and Lincoln Benefit Life Company (1)

          (b)  Participation  Agreement  among Lincoln  Benefit Life Company and
               Variable  Insurance  Products  Fund  and  Fidelity   Distributors
               Corporation (1)

          (c) Participation Agreement among Lincoln Benefit Life Company and Variable Insurance Products Fund II and Fidelity Distributors Corporation (1)

          (d)  (1)  Participation  Agreement  among  The  Alger  American  Fund,
               Lincoln   Benefit  Life  Company  and  Fred  Alger  and  Company,
               Incorporated (1)

               (2) Service Agreement between Fred Alger Management, Inc. and Lincoln Benefit Life Company (1)

          (e)  (1)   Participation   Agreement  between  Scudder  Variable  Life
               Investment Fund and Lincoln Benefit Life Company (1)

               (2) Reimbursement Agreement by and between Scudder, Stevens & Clark, Inc. and Lincoln Benefit Life Company (1)

               (3)  Participating  Contract and Policy Agreement between Scudder
                    Investor  Services,   Inc.  and  Lincoln  Benefit  Financial
                    Services. (1)

          (f) Form of Participation Agreement among Lincoln Benefit Life Company, Strong Variable Insurance Funds, Inc., Strong Opportunity Fund II, Inc., Strong Capital Management, Inc., and Strong Funds Distributors, Inc. (1)

          (g) Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and Lincoln Benefit Life Company
               (1)

          (h) Form of Participation Agreement among MFS Variable Insurance Trust, Lincoln Benefit Life Company, and Massachusetts Financial Services Company (1)

          (i)  Fund   Participation   Agreement  between  Lincoln  Benefit  Life
               Company, Insurance Management Series and Federated Securities Corp. (1)

     (9) Other Material Contracts (not applicable)


     (10) Form of Application for Policy (5)

2.   Opinion and Consent of Counsel - filed herewith


3.   All financial statements omitted from the prospectus (not applicable)

4.   Not applicable

5.   Financial Data Schedule (not applicable)


6.   Procedures   memorandum  pursuant  to  Rule   6e-3(T)(b)(12)(iii)  -  filed
     herewith

7.   Actuarial Opinion and Consent - filed herewith

     (a)  Consent of Independent Auditors - filed herewith

     (b)  Consent of Attorneys - filed herewith

9.   Table of Surrender Charge Factors and Percentages - filed herewith


     (1) Incorporated by reference to Form S-6 Registration Statement of Lincoln Benefit Life Variable Life Account, filed March 11, 1998 (File No. 33-47717).

     (2) Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement of Lincoln Benefit Life Variable Life Account, filed July 23, 1998 (File No. 33-47717).


     (3) Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 of Lincoln Benefit Life Variable Life Account, filed January 22, 1999 (File No. 333-47717).


     (4) Incorporated by reference to Post-Effective Amendment No. 3 to Form N-4, filed April 1, 1999 (File No. 333-50545, 811-7924)


     (5) Incorporated by reference to Registration Statement on Form S-6, filed April 22, 1999 (file No. 333-76799).

                                   SIGNATURES


     As required by the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf in the City of Lincoln, State of Nebraska, on the 19 day of July, 1999.


                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT
                                  (Registrant)

                        BY: LINCOLN BENEFIT LIFE COMPANY
                                   (Depositor)


                    By: /s/ B. Eugene Wraith
                        ---------------------------
                    B. Eugene Wraith
                    President and Chief Operating Officer


     As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


/s/ B. Eugene Wraith
-------------------------

B. Eugene Wraith              President, Chief Operating         July 19, 1999
(Principal Executive          Officer and Director

Officer)


/s/ Lawrence W. Dahl
-------------------------     Executive Vice President
Lawrence W. Dahl              and Director                      July 19, 1999


/s/ Robert E. Rich
-------------------------

Robert E. Rich                Executive Vice President          July 19, 1999
                              and Director


/s/ Marvin P. Ehly
-------------------------

Marvin P. Ehly                Senior Vice President,            July 19, 1999
(Principal Financial          Treasurer and Director

Officer)

/s/ Janet P. Anderbery
-------------------------

Janet P. Anderbery            Vice President                    July 19, 1999
(Principal Accounting         and Controller

Officer)

/s/ John H. Coleman
-------------------------

John H. Coleman, III          Director                          July 19, 1999



-------------------------

Peter H. Heckman              Chairman of the Board             July 19, 1999
                              and Chief Executive Officer



                                      II-5

-------------------------

Louis G. Lower, II            Director                          July 19, 1999


/s/ John J. Morris
-------------------------

John J. Morris                Director                          July 19, 1999


/s/ Douglas F. Gaer
-------------------------

Douglas F. Gaer               Director                          July 19, 1999



-------------------------

Kevin Slawin                  Director                          July 19, 1999



-------------------------

Michael J. Velotta            Director                          July 19, 1999


/s/ Dean M. Way
-------------------------

Dean M. Way                   Director                          July 19, 1999


/s/ Carol S. Watson
-------------------------

Carol S. Watson               Director                          July 19, 1999



-------------------------

Patricia W. Wilson            Director                          July 19, 1999



-------------------------

Thomas J. Wilson, II          Director                          July 19, 1999

                                INDEX TO EXHIBITS
                                       FOR
                       REGISTRATION STATEMENT ON FORM S-6
                   LINCOLN BENEFIT LIFE VARIABLE LIFE ACCOUNT

EXHIBIT NO.             SEQUENTIAL PAGE NO.
-----------  -----------------------------------------

1(3)(C)        Schedule of Sales Commissions
2              Opinion and Consent of Counsel
6              Procedures Memorandum
7              Actuarial Opinion and Consent
8(a)           Consent of Independent Auditors
 (b)           Consent of Attorneys
9              Table of Surrender Charge Factors and Percentages





                                      II-7